UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A


REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AMERICAN DEBTWORKS, INC.

(Exact name of issuer as specified in its charter)

DELAWARE

(State or other jurisdiction of incorporation or organization)

ONE LINDEN COURT

P.O., BOX 187

SCIOTA, PENNSYLVANIA 18354

570-801-7800

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

LOUIS PEROSI, JR.

ONE LINDEN COURT

BUSINESS RTE. 209 SOUTH

P. O. Box 187

SCIOTA, PENNSYLVANIA 18354

570-801-7800

1-888-282-2802

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

7322A	**22-3721012**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

1. **Glenetta Perosi – Chairman**
   Residence: **P.O. Box 48,**
   153 Hyland Drive, Penn Estates
   Stroudsburg, PA 18360
   Business: **One Linden Court**
   Business Rte. 209 South
   Sciota, PA 18354

2. **Llewellyn Parks – Director**
   Residence: **120 Rivermont Court**
   Sheffield, AL 35660
   Business: **120 Rivermont Court**
   Sheffield, AL 35660

3. **Anne Petrocci - Director**
   Residence: **10 Oxford Court**
   Ramsey, New Jersey 07446
   Business: **10 Oxford Court**
   Ramsey, NJ 07446

4. **Maurice Leonardo – Director**
   Residence: **37 Fairfield Ave.**
   West Caldwell, NJ 07006
   Business: **Kernco Equipment**
   5-A Great Meadow Lane
   East Hanover, NJ 07936-1703

(b) the issuer's officers;

1. **Glenetta Perosi – President**
   Residence: **P.O. Box 48**
   153 Hyland Drive, Penn Estates
   Stroudsburg, PA 18360
   Business: **One Linden Court**
   Business Rte. 209 South
   Sciota, PA 18354

2. **Stephen J. Barron, Jr. - VP Business Development; Certified Fraud Examiner**
   Residence: **2239 Lincoln Street**
   Bethlehem, PA 18017
   Business: **Same**

3. **Terrence Quirin, Esq. – Corporate Counsel**
   Residence: **535 Conestoga Road**
   Villanova, PA 19085
   Business: **PO Box 7312**
   St. Davids, PA 19087

4. **Louis Perosi, Jr. - CEO**
   Residence: **P.O. Box 48**
   153 Hyland Drive, Penn Estates
   Stroudsburg, PA 18360
   Business: **One Linden Court**
   Business Rte. 209 South
   Sciota, PA 18354

5. **Brett Turner – CFO, CPA**
   Residence: **7001 North Rte 309 #169**
   Coopersburg, PA 18036
   Business: **PMB #156,**
   Coopersburg, PA 18036

(c) the issuer's general partners:
None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

1. **Glenetta Perosi**
   P.O. Box 48
   153 Hyland Drive, Penn Estates — **750,000 shares Voting Preferred Stock**
   Stroudsburg, PA 18360 — **654,760 shares Common Stock**

2. **Louis Perosi, Jr.**
   153 Hyland Drive, Penn Estates
   P.O. Box 48 — **750,000 shares Voting Preferred Stock**
   Stroudsburg, PA 18360 — **654,760 shares Common Stock**

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
Same as (d) above

(f) promoters of the issuer; **None**

(g) affiliates of the issuer; **See (a), (b) and (d) above.**

(h) counsel to the issuer with respect to the proposed offering; **None**

(i) each underwriter with respect to the proposed offering; **None**

(j) the underwriter's directors; **Not Applicable**

(k) the underwriter's officers; **Not applicable**

(l) the underwriter's general partners; **Not Applicable**

(m) counsel to the underwriter; **Not Applicable**

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **None**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Not Applicable**

ITEM 3. Affiliate Sales

There are no re-sales of securities by affiliates.

Selling Security Holders

The Company is offering a maximum of 3,333,333 shares of its common stock and a minimum of 333,333 shares of its common stock. Of the total amount of common stock sold in the offering, 30% of such shares will be allocated to the selling shareholders, described below; however, the number of shares allocated to these selling shareholders will not exceed 561,124. Proceeds, after deducting selling commissions, if any, resulting from the sale of the selling shareholders common stock will be allocated to the selling shareholders on a pro-rata basis. The names, addresses and other information of each selling shareholder are set forth below.

Name	Street	City	State	Zip	Date Participated	Number of Shares for Sale
1. Mark Abene	150 Sutton Ave	Totowa	NJ	07512	8/10/09	15,488
2. Anita Galletto	15 Boxelder Court	Dallas	GA	30132	7/28/09	35,000
3. SJ Galletto Trustee	15 Boxelder Court	Dallas	GA	30132	7/28/09	69,943
4. Vincent Galletto	15 Boxelder Court	Dallas	GA	30132	7/28/09	13,363
5. P. Giampaoli	418 Oakwood Circle	Fairfield	CA	94534	7/29/09	16,000
6. M. Rieser	1486 Merrick Road	Yardley	PA	19067	7/13 09	80,000
7. Dr. H. Small	6449 Fox Grape Lane	Bradenton	FL	34202	7/14/09	20,250
8. R. Steinberg	2107 Cedar Circle Drive	Baltimore	MD	21228	7/14/09	114,448
9. R. Swoboda	8709 Brenda Lane	Pleasant Valley	MO	64068	8/14/09	25,750
10. Nelson Family Trust	2780 W. Nelson Rd.	Morris	IL	60450	8/17/09	20,000
11. Dr. S. Clevenger	2415 SE 17th Street	Ocala	FL	34471	8/14/09	21,000
12. S. Rowley	PO Box 5760	Ocala	FL	34478	8/14/09	22,500
13. R. Rabinowitz	210 N W 112 Lane	Coral Springs	FL	33071	8/14/09	26,100
14. B. Minsterman	2001 S. Cypress Lane	Broken Arrow	OK	74012	8/14/09	13,000
15. J. Urban	2314 Horatio Street	Tobyhanna	PA	18466	9/04/09	27,000
16. A. Walla	5 West hill Lane	Stamford	CT	06902	10/14/09	19,115
17. M. Schultz	2055 Viewpoint Landing	Lakeland	FL	33810	11/05/09	22,167
		TOTAL SHARES TO BE SOLD				561,124

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
At the time of this filing, the Company has not entered into any agreement with any underwriters, dealers or salesperson.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
The jurisdiction in which the securities are to be offered is New Jersey; New York and; Florida. The securities will be offered in these jurisdictions by the Company's officers and directors without compensation.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

Participating Convertible Preferred Stock Offering

(1) the name of such issuer; **American DebtWorks, Inc.**
(2) the title and amount of securities issued; **Participating Preferred Stock**
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; **The aggregate offering price was $109,200. The basis for computing this is $1.00 per share. All purchasers were existing shareholders of American DebtWorks, Inc.**
(4) the names and identities of the persons to whom the securities were issued. **See Chart Below**

Date	Name of Shareholder	State	Number of Shares	Aggregate Purchase Price
1/12/09	Mark & Ann Marie Abene	NJ	5,000	$5,000
1/12/09	Keith De Wolf	MN	7,000	$7,000
1/12/09	Herman L. Dillon	FL	10,000	$10,000
1/12/09	Richard A. Hillway	CO	5,000	$5,000
1/13/09	Barry J. Minsterman	OK	1,000	$1,000
1/12/09	Harold K. Nelson	IL	5,000	$5,000
1/12/09	Marvin Pechter	GA	5,000	$5,000
6/03/09	Marvin Pechter	GA	1,200	$1,200
6/23/09	Marvin Pechter	GA	4,000	$4,000
6/03/09	Anne Petrocci	NJ	20,000	$0.00*
1/12/09	Ronald Steinberg	MD	40,000	$40,000
6/15/09	Joseph Urban	PA	5,000	$5,000
6/15/09	Richard Vincek	NJ	20,000	$20,000
1/12/09	David W. Webster	NJ	1,000	$1,000
			134,000	$109,200

*Anne Petrocci – Ms. Petrocci received 20,000 shares on 6/08/09 as part of an agreement to make a loan to the Company of $10,000.

Common Stock Offering

(1) issuer; **American DebtWorks, Inc.**
(2) the title and amount of securities issued; **Common Stock – 295,000 shares**
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; **The aggregate offering price was $118,000. The average basis for computing this is $0.40 per share. All purchasers were existing shareholders in American DebtWorks, Inc.**
(4) the names and identities of the persons to whom the securities were sold; **See Chart Below:**

Date	Name of Shareholder	State	Number of Shares	Aggregate Purchase Price
8/10/09	Mark Abene	NJ	10,000	$ 4,000
7/28/09	S. Galletto	GA	10,000	4,000
7/28/09	V. Galletto	GA	10,000	4,000
7/28/09	A. Galletto	GA	10,000	4,000
7/29/09	P. Giampaoli	CA	10,000	4,000
7/13/09	M. Rieser	NJ	10,000	4,000
7/14/09	Howard Small	FL	10,000	4,000
7/14/09	R. Steinberg	MD	100,000	40,000
8/14/09	R. Swoboda	MO	10,000	4,000
8/17/09	H. Nelson	IL	10,000	4,000
8/14/09	S. Clevinger, MD	FL	10,000	4,000
8/14/09	S. Rowley	FL	10,000	4,000
8/14/09	R. Rabinowitz	FL	10,000	4.000
8/14/09	B. Minsterman	OK	10,000	4,000
9/04/09	J. Urban	PA	25,000	10,000
10/14/09	A. Walla	CT	10,000	4,000
10/15/09	H. Nelson	IL	10,000	4,000
11/05/09	M. Schultz	FL	20,000	8,000
	TOTALS		295,000	$118,000

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No officer, director promoter, affiliate or principal security holder of the Issuer made any sale of any class of the unregistered securities of the Company within one year prior to the filing of this Form 1-A.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The issuer relied on exemptions under Section 4(2) and Section 3(b) of the Securities Act of 1933, as amended including the rules and regulations promulgated there under including Regulation D for the following reasons, all of the subscribers were pre-existing shareholders of the issuer, all subscribers had all material information necessary to make an investment in the company, there were less than 35 unaccredited investors, and all investors acquired for investment purposes and not with a view towards distribution.

ITEM 6. Other Present or Proposed Offerings - State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. **None**

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
  (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **None**
  (2) To stabilize the market for any of the securities to be offered; **None**
  (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **None**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **None**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Jonathan B. Lipschitz CPA
5 Downing Court
Chester, NJ 07930

The Issuer hired this person as an accountant to review financial statements. Mr. Lipschitz has no material interest in the Issuer and the issuer has no other relationship with this person. There are no other experts named in this Offering Statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **None**

AMERICAN DEBTWORKS, INC.

Type of securities offered: **COMMON STOCK**
Maximum number of securities offered: **3,333,333***
Minimum number of securities offered: **333,333***
Price per security: **$1.50**
Total proceeds: If maximum sold: **$4,999,999** If minimum sold: **$499,999**
(See Questions 9 and 10)

*** Of the minimum/maximum shares offered by the Company, 16.8% of such shares, to a maximum of 561,124, are attributable to the selling security shareholders. (See Item 3 above).**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? **Not Applicable. However, if the Company does enter into a selling agreement with a registered broker/dealer in this Offering the commission to be paid to such broker/dealer would be 10%**

Is there other compensation to selling agent(s)? [ ] Yes [X] No
Not Applicable at the time of this filing. However, if the Company does enter into a selling agreement with a registered broker/dealer in this Offering, the Company would pay a non-accountable expense allowance of 3% of the price to the public.

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENTS IN SMALL BUSINESSES INVOLVE A HIGH DEGREE OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company: [ ] Has never conducted operations. [ ] Is in the development stage.
[X] Is currently conducting operations. [ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify): (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
New York	**To Be Filed by Coordination**	**Not Known**
New Jersey	**To Be Filed by Coordination**	**Not Known**
Florida	**To Be Filed by Coordination**	**Not Known**

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments consists of a total of 42 pages.

THE COMPANY

Exact Corporate Name: **AMERICAN DEBTWORKS, INC.**

State and Date of Incorporation: **Delaware - February 16, 2000**

Street address of Principal Office: **One Linden Court**
P.O. Box 187
Sciota, PA 18354

Company Telephone Number: **570-801-7800**

Fiscal year: **December 31st**

Person(s) to contact at Company with respect to offering: **Louis Perosi, Jr.**

Telephone Number (if different from above): **570-801-7800**

RISK FACTORS

The purchase of the Shares involves significant risks. Each prospective investor should carefully consider the following risk factors and should consult with his/her own legal and financial advisors before making an investment decision.

1. **Cautionary Statements:** The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in such forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to: (a) adverse economic conditions, (b) intense competition for the purchase of accounts receivables, (c) the ability to attract qualified personnel, (d) lower than anticipated collection rates on accounts receivable, (e) cost overruns in collecting accounts, (f) establishing a telecommunications infrastructure, (g) unanticipated operating costs, (h) loss of customers, (i) inability to obtain customers, (j) inability to purchase accounts receivables at acceptable prices, (k) inability to acquire complimentary businesses, (l) the acquisition of a new business that may cause the Company to incur operating losses, (m) the limited operating history of the Company and its affiliates, (n) employment terminations, (o) government regulation, (p) inadequate capital to purchase accounts receivable and, (q) lower sales and revenues than forecast. The Company's ability to earn fees on accounts receivables is generally contingent on its collection of those accounts, which may not be collectible due to reasons beyond the Company's control. In addition there is the risk of litigation and administrative proceedings involving the Company, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in the Offering Circular, including those other risk factors set forth below, all of which may impact and affect the forecasted statements.

2. **Company Needs Infrastructure:** The Company will utilize a portion of the net proceeds to introduce Company programs and manage the projected growth of the ChekXcept ID System (see "*Business – Driver License Program*"). The development of the Company's business is subject to substantial risks, including cost overruns, the availability of capital, hiring qualified personnel, licensing requirements and other risks. There can be no assurance that the Company can raise the capital it requires to develop its infrastructure. In the event the Company raises only the minimum capital, this may not be sufficient to meet the proposed increased infrastructure requirement (see "*Use of Proceeds*").

3. **Risks of Expansion:** Future internal growth will depend on numerous factors, including the effective and timely development of relationships with client merchants; the Company's ability to maintain the quality of services it provides to client merchants who originate debt items and; the recruitment, motivation and retention of qualified personnel. Sustained growth may also require the implementation of enhancements to its operational and financial systems and may require additional management, operational and financial resources. Any failure to manage expanded operations effectively could have a materially adverse affect on the Company's business results (see "*Current Business and Related Matters*").

4. **Labor Availability:** The collection industry is labor intensive and generally experiences a high rate of turnover in personnel. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and may adversely impact the overall recovery of returned checks. If the Company were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly curtail its operations. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient number of qualified employees. Activities by other companies in this or similar industries, including the collection agency and tele-services industries and the impact of new companies on the labor market, could have a materially adverse affect on the Company and may increase hourly wages and the costs of benefits necessary to recruit and retain sufficient numbers of qualified employees (see "*Competition and Industry Statistics*").

5. **Dependence on Technology - Risk of Business Interruption:** The Company's success will be dependent in large part on its investment in sophisticated telecommunications and computer systems, including future purchases of predictive dialers, automated call distribution systems and digital switching equipment. The Company plans to invest significantly in technology in an effort to remain competitive. Moreover, computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles, which require the company to anticipate and stay current with technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the capital resources available to invest in new technologies. In addition, the Company's business will be highly dependent upon its computer and telecommunications equipment and proprietary software systems (*see "Business and Properties - Hard Money Department"*), the temporary or permanent loss of which, through casualty or operating malfunction, could have a materially adverse affect on the Company's business. In the normal course of its business, the Company must record and process significant amounts of data quickly and accurately and maintain said data in databases. Any simultaneous failure of both of the Company's systems or DebtMaster software and its backup systems could cause interruptions in the Company's operations and could have a material adverse affect on the Company. The Company's business will also be dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services or any significant interruption in telephone services could have a materially adverse impact on the Company.

6. **Competition:** The Company will experience significant competition in the collection business. The check collections industry, as well as medical and credit card collections, remains highly fragmented with approximately 6,000 commercial collection agencies. According to American Collectors Association International, the top ten firms control less than 20% of industry revenue. Many competitive companies are larger and have greater capital and other resources than the Company. There can be no assurance that the Company will be able to compete with its future or existing competitors (*see "Competition and Industry Statistics"*).

7. **Substantial Discretion of Working Capital:** Certain funds from this Offering will be used as working capital. Management has not identified the use of these funds. Therefore, management will have substantial discretion in the allocation of these net proceeds *(see "Use of Proceeds")*.

8. **Government Regulation:** While the Company is not a credit card issuer, certain of its operations may be affected by laws and regulations applicable to credit card issuers. The relationship of a customer and a creditor is extensively regulated by federal and state consumer protection and related laws and regulations. Significant laws including the Fair Debt Collection Practices Act ("FDCPA"), Federal Truth-In-Lending Act, Fair Credit Billing Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and Electronic Funds Transfer Act (and various federal regulations which relate to these Acts), including the Patriot Act, as well as applicable and comparable statues in the states in which customers reside or in which originating institutions are located are some of the related laws and regulations. If certain of these laws apply to the Company, failure to comply could have a material adverse affect on the Company. Furthermore, state law generally requires collection firms to be licensed by said state before a firm can collect receivables in that state. The Company is licensed to conduct check collections in New Jersey, Pennsylvania, New York, Florida, Missouri, Delaware and West Virginia. It plans to apply for licensing in other states as needed. There is no assurance if or when the Company will obtain the necessary state licensing to engage in servicing and collection activities in states other than those it is now licensed in. Additional consumer protection laws may be enacted that could impose new laws governing the collection of returned checks and other debt, any of which new laws or rulings that may be adopted may adversely affect the business of the Company. The failure of the Company to comply with such new laws could adversely affect the Company's ability to collect various forms of debt.

9. **Limited Operating History:** The Company was formed on February 16, 2000 and initially operated part time. It began full time operations in earnest in March 2005. Therefore the Company has a limited operating history and such history has been focused on the collection of returned check items. Although the management team has experience in the collection of returned checks and other debt, the Company believes that its success will depend in large part on its ability to

(i) expand its check collection business, (ii) develop a strong support team, (iii) compete in new surrounding geographical areas and, (iv) introduce new ideas and programs to increase merchant interest in the Company's service. There is no assurance that the Company or any of its programs will be profitable or that the Company will have sufficient capital to implement its business plan (see "*Business and Properties*").

10. **Control by Affiliate:** Upon the completion of this Offering and in the event the minimum shares offered hereby are sold, management of the Company will own 65.2% of the Company's voting securities through the ownership of 1,309,520 shares of Common Stock and 1.4 million Shares of Voting Preferred which has 10 for 1 voting rights. In the event the maximum shares offered hereby are sold, control persons of the Company will own 59.4% of the Company's voting securities through the ownership of 1,309,520 shares of Common Stock and 1.4 million Shares of Voting Preferred which has 10 for 1 voting rights. Accordingly, the Officers, Board of Directors and principals will have indirect control over the affairs of the Company. Shareholders will have a minority vote in the matters which may require shareholder approval and will be unable to have an effective vote in the election of the Board of Directors *(see "Principal Shareholders").*

11. **No Assurance of the Successful Public Sale of the Shares:** The shares offered hereby are being offered on a "Best Efforts" basis. They may be offered by selected registered agents employed by the Company or through broker/dealers who may enter into selling agreements with the Company. The shares may also be offered for sale through the Company's Officers and Directors without compensation. There can be no assurance that the Company will be able to sell any shares offered hereby. In the event only the minimum shares offered herein are sold, the Company may be unable to meet its projected Use of Proceeds and business plan *(see "Use of Proceeds", "Description of Offering "and "Risk Factors- No Independent Underwriter").*

12. **Limited Liability of Officers and Directors:** The Company's Certificate of Incorporation and By-Laws provide that a Director's liability to the Company for monetary damages will be limited. In addition, the Company is obligated under its Articles of Incorporation and By-Laws to indemnify its Directors and Officers and indemnify its employees, advisors, consultants and other agents against certain liabilities incurred with their service in such capacities. The Company, in the future, may execute indemnification agreements with each Director to indemnify them against certain liabilities which they may incur. Each of these measures could reduce the legal remedies available to the Company and the Shareholders against such individuals (see "*Management, Indemnification, Key Personnel and Misc, Employment Information*").

13. **No Independent Underwriter:** No independent underwriter has been retained to act with respect to the Offering and potential investors will not have the benefit of the services an independent underwriter might have provided, including: (i) an independent due diligence investigation of the Company and the Offering, including the offering price per share *(see "Plan of Distribution").*

14. **No Assurance of Profit:** There can be no assurance as to whether the Company will be profitable. The collection business is highly speculative. The Company's future business performance, cash flow, and profits will depend, in part, on its ability to collect delinquent debt, bad checks and other accounts receivable. The Company has shown losses for the last three (3) fiscal years and there is no assurance that even with the success of the proposed financing herein, the Company will become profitable.

15. **No Escrow Agent/Minimum Escrow:** The Company has a minimum escrow requirement of $500,000. In the event the Company only raises the minimum capital, the Company could have insufficient capital to implement its business plan, or its business plan would be implemented on a smaller scale. There is no assurance that the Company would be able to raise additional capital from alternative sources, if required (see "*Use of Proceeds*"). The Company will also act as its own escrow agent. Funds will be deposited into a segregated account and held, with interest, for the benefit of the subscribers. In the event the Company is unsuccessful in raising the minimum subscription proceeds by December 31, 2010 or any extension thereof, all subscription funds, plus interest, will be returned to each subscriber.

16. **Reliance on Management:** Management is given the exclusive authority to manage the Company's business. Shareholders must be willing to entrust all aspects of the Company's business to the management and its key executives. The loss of certain management personnel or its executives would have a material adverse impact on the Company (see "*Management Relationships, Transactions and Remuneration*" and "*Miscellaneous Factors*"). The Company will be largely dependent upon its managers and executives for the direction, management, and daily supervision of the Company's operations.

17. **Purchase Price of Common Stock:** The purchase price of the shares offered hereby is based solely on the discretion of management and upon the projected value of the business anticipated from the various financial programs management plans to introduce. The price of the shares is not based on the current financial statements of the Company or

any other financial criteria normally used to determine such pricing (see "*Business- Driver License Program" and "Medical Billing").*

18. **Financial Projections**: Financial projections concerning the estimated operating results of the Company are based on certain assumptions derived from sources deemed to be reliable. However, these sources could provide revised nformation which would subject the Company's business plan to future conditions beyond the control of the Company, thereby causing the projections herein to be inaccurate. The Company may experience unanticipated costs, or anticipated cash flows may not materialize, resulting in lower revenues than forecasted. The financial projections were prepared by management and not examined or compiled by independent certified public accountants. Corporate counsel to the Company has had no participation in the preparation or review of any financial projections prepared by the Company. Accordingly, neither independent certified public accountant nor Company counsel can provide any level of assurance of them.

20. **Conflicts of Interest**: Two of the Company's executives are presently employed on a part time basis. Mr. Turner will come full time once the Company reaches $2.5 million in proceeds from the offering. In the event the Company does not raise $2.5 million, Mr. Turner will remain with the Company as a part time employee. In this capacity, he may not contribute all the expertise needed by the Company which may adversely affect the future progress of the Company. Mr. Barron is an elected official and will remain as a part time executive. In that event, Mr. Barron may not be able to provide the Company with the expertise needed to complete certain projects in a timely manner. In addition, Mr. Barron may be re-elected in 2011 and therefore may continue to provide the Company with only his part time executive abilities (see "*Management, Indemnification and General Information).* Finally, in addition to the above risks, businesses are often subject to risks not foreseen or fully anticipated by management. In reviewing this Offering Circular, investors should keep in mind other possible risks that could affect the performance of the Company's business plan.

21. **Lack of Market of Common Stock:** Presently, there is no market for the Company's common stock and there can be no assurance a market will develop even in the event this Offering by the Company is successful. In that event, subscribers may be unable to liquidate the shares purchased hereby. Further, there may be no assurance as to when such a market would develop for the common stock.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important

BUSINESS & PROPERTIES

American DebtWorks, Inc. ("ADW" or "the Company") is in the debt collection business and presently collects debt for approximately 246 customers in Pennsylvania, New York, New Jersey, Florida, Missouri, Delaware and West Virginia. The Company is currently licensed in all the states it conducts business. The Company began its business in 2001 and has grown from approximately $35,000 in revenues in 2001 to approximately $300,000 in revenues for 2009. Subject to the availability of funds from this offering, the Company is presently introducing several new business concepts including a medical billing program and a driver license ID system to prevent fraud at the point of sale. The Company has a patent pending on the driver license system.

CURRENT BUSINESS

Check Collections - ADW currently collects returned NSF checks (non-sufficient funds) for its merchant clients through a license with the Automated Clearing House processor located in Pensacola Florida. The Automated Clearing House ("ACH") itself is a bank clearing house for 33,000 U.S. Banks with licensed independent processors who import and export returned check items into and out of the U.S. banking system daily. The Company operates under the d/b/a "ChekXcept" to provide electronic check re-presentment services in the collection of returned checks received by a merchant's bank for non-sufficient funds. NSF checks are sent to the Company by the merchant's bank and uploaded by ADW through the Internet into the ACH system.

Once entered into the ACH system, the software automatically searches the ACH network for the issuing bank and account of the check writer. When located, the software will represent the check electronically for collection and sweep the face amount of the check from the check writers' account plus a Service Fee. Unlike the recipient's bank, ADW can represent the

NSF check two times for collection. Typically, a bank will only represent an NSF item one time. After being collected, the face amount of the check plus a Service Fee is electronically transferred into an ADW Trust account. Once cleared, the face amount, less the Service Fee, is sent to the merchant client. ADW currently provides collection services for approximately 246 merchant clients. The check re-presentment program offered by ADW requires the merchant client to enter into a contract with ADW that states all NSF checks returned to the merchant client's bank must not be re-deposited by the bank but sent to the Company's processing center in Sciota, Pennsylvania for electronic processing. Once a contract is entered into by ADW and the merchant, the Company posts legal notices in the merchant client's location informing customers that the store location has subscribed to the new program and all NSF checks will be collected electronically and a Service Charge will also be debited from the check writer's account. There are no charges or other costs to the merchant client. Highlights of the Company's NSF program are:

- Up to 71% recovery rate on NSF checks.
- Merchant receives 100% of the face value of the NSF check.
- Recovered funds are paid monthly.
- No additional re-deposit or returned check fees can be charged to the merchant by the merchant's bank.
- No monthly minimums or maintenance fees.
- No more equipment costs.
- Customers benefit because bouncing a check is an embarrassing thing no one likes to handle.
- Paper checks through a bank may be represented a total of one time. Electronic re-presentment of checks can be made two times.
- Banks charge NSF return fees of $5 - $20 per returned paper check. There are no return fees for ACH electronic returns, only minimal electronic transaction fees.
- Faster check recovery re-establishes the NSF check writer as a customer, allowing purchasing to resume for merchant client.

NSF Department - This department provides electronic check re-presentment services in the collection of checks received by merchants that are returned by their bank for non-sufficient funds ("NSF"). Checks are returned by a bank for many reasons: NSF; Account Closed; Stop Payment; Refer to Maker; Fraudulent; No Account Found; WIC (Welfare Income Checks); Stolen and; Payroll. Of all the checks received for processing by the Company approximately 79% are NSF checks. The Company receives returned checks everyday from banks representing the approximately 240 merchant clients of ADW. The Company must first legally notify the check writer in writing of the receipt of a dishonored check and provide 10 days notice of the Company's intention to collect the face amount of the check plus a Service Fee. The Company charges the check writer an average $30 per check as a Service Fee but this amount may be higher or lower as determined by state law ("see State Service Fees").

If the check writer does not respond to the 10 day notice, the Company will verify funds availability by contacting the check writer's bank. If the funds are available, the paper check is converted into an electronic debit ("RCK"), and uploaded through the Internet into the ACH system. Once entered into the ACH system, the RCK debit transaction automatically searches the ACH network for the issuing bank and account of the check writer. Upon locating the check writer's account, the RCK order will electronically re-present the check for collection. The face amount of the check plus a Service Fee will then be electronically debited and transferred into the Company's account through the Company's ACH provider. Once electronically collected and cleared, the Company sends 100% of the face amount of the check to the merchant. The Service Fee represents revenue to the Company. To offset the returned check charges by the merchant's bank, a portion of the Service Fee may be paid to the merchant as negotiated at the time ADW enters into a contract with said merchant. The average amount paid to any merchant by the Company for the collection of an NSF check is $5.00 per check. The NSF department attempts to collect NSF checks for a maximum period of 45 days. The Company has historical collection rates of 71% of all NSF checks it processes. The uncollected NSF checks are sent to the Hard Money Department after the 45 day period.

The Company is charged $0.30 for each NSF electronic debit transaction entered into the ACH system, ("export") and $0.30 for each electronic debit transaction returned to the Company's account, ("import"). The returned charge is consistent whether the face of the check and fee are collected or not. The Company estimates the average cost of entering and receiving electronic debit items via the ACH network is $0.60 plus labor costs. Checks are scanned into the system. Therefore, the labor cost of handling a check is minimal.

The Company estimates the average cost of NSF collection is approximately $2.00 per check which includes $0.60 for import and export, $0.15 for additional import and export on 20% of the NSF checks, $0.44 for mail notification and approximately $0.81 for handling. NSF revenue is derived from the Service Fee per check charged to the check writer. Average gross income for NSF collections, before expenses, is $0.80 per $1.00 of Service Fee. This amount excludes an amount which the Company may pay to a merchant under a merchant agreement which averages $5.00 per check.

Hard Money Department – The Hard Money Department ("HMD") receives checks uncollected by the NSF department and checks other than NSF such as: Account Closed, Stop Payment, Refer to Maker, Fraudulent, No Account Found, Welfare Income, Stolen and Payroll checks. HMD operates as a traditional collection department utilizing telephone and mailing techniques to contact check writers. Immediately upon receipt of a returned check item by HMD, the check writer is entered into a proprietary software system called DebtMaster and a first contact letter is sent. In addition, a first telephone call is attempted. This is followed by a series of other letters and telephone calls, each one indicating the seriousness of failing to make good on the bad check. In certain states, a threshold of $200 represents a criminal violation and this information is also relayed to the check writer if the unpaid check item exceeds the threshold.

If the check writer cannot be located through information provided by the merchant client or found on the check itself, the Company will conduct a skip trace of the check writer to ascertain the latest mailing information and telephone number. The Company will also use the driver's license number and request a DOT search of the check writer to obtain this information. The Company may also use courier letters and certified mail to contact the check writer. Once the check writer is contacted, HMD negotiates the resolution of the unpaid check item plus the Service Fee. This is where the Company has established itself as unique in its collection process. Unlike other collection agencies, the Company will establish a repayment plan that the check writer can meet. Payment plans for checks under $50 have resulted in higher collection percentages for merchant clients. The Company may even negotiate a payment program for more than six months in an effort to collect the debt. At the time of check writer contact the Company will seek to recover payment in full of the outstanding debt. If not, the Company will set up a payment program. HMD will work a bad check account for up to 365 days. Merchant clients may authorize ADW to continue to work an outstanding check up to the statute of limitations in the state the check writer resides. The statute of limitations differs in each state with some states having three year statute of limitations and other states having ten year statute of limitations.

The Company has developed its own internal software to handle Hard Money checks. The proprietary software is called "DebtMaster." The software allows the Company's collectors to input 150 separate information fields in each check writer's record along with comments, 36 letter output formats, lookups and queries. It also allows for customizing of reports for merchant clients and internal reports for executives of the Company. The software will be used exclusively by the Company and will not be sold or licensed to third parties. The Company combines telemarketing and direct mail to contact the check writer in HMD. The cost associated with check recovery in HMD is a factor of mail cost, telephone charges and labor. A maximum of five letters may be sent to the check writer, each costing $0.44 for a total $2.20. Telephone charges at $0.05 per minute for approximately ten minutes of telephone time equal approximately $0.50 for each check worked. Finally, labor costs include employee time in handling the telephone call; mail and; setting up a payment plan with the check writer once contacted.

The Company estimates an employee will spend no more than 35 minutes total in the collection of any account. Payroll costs using $9.00 per hour as a base are estimated at $5.25. The $2.20 mail cost above plus the $0.50 telephone time and the labor cost of $5.25 equals a total cost of $7.95. HMD receives 25% of the face amount of the check plus the allowable state Service Fee for collection of a check item. HMD averages $0.38 of gross income, before expenses, per $1.00 of collected funds. HMD has historical collection rates of 57% of all returned checks received by this department.

Collection Performance Summary – The Company's NSF and Hard Money collection performance is set forth below. Historically, the Company receives an average of 79 NSF checks out of every 100 checks sent to our processing center by merchant banks. The remaining 21 checks are Hard Money checks and go directly to that department. Of the 79 checks going to NSF, the Company historically collected 56 checks or 71%. The remaining 23 NSF checks that are uncollected after 45 days in NSF become Hard Money collection items and are sent to that department. Of the total 44 checks sent to our Hard Money Department, we collect, on average, 25 checks or 57%.

<u>NSF Checks</u> - Total of NSF checks received for processing out of 100 = 79

NSF checks collected within 15 days	=	44 (1st re-presentment)
NSF checks collected within 30 days	=	7 (2nd re-presentment)
NSF checks collected within 45 days	=	5 (calls & letters)

Total NSF Results Equals 71% = 56 checks out of 79
(23 uncollected NSF checks sent to Hard Money)

<u>Hard Money Checks</u> - Hard Money checks include uncollected NSF, Stop Payment, No Account Found, Refer to Maker and other non-NSF checks. = 44 checks
(23 Uncollected NSF Checks and 21 Hard Money checks out of each 100 checks received)

Hard Money checks collected within 90 days	=	14
Hard Money checks collected within 120 days	=	11

Total Hard Money Checks Collected Equals 57% = 25 checks out of 44

<u>Overall Results</u>

The results out of every **<u>100 checks</u>** in collections at the Company on average are:

NSF Checks Collected	= **56 (56%)**
Hard Money Checks Collected	= **25 (25%)**
Collected under Threat of Legal Action	= **7 (7%)**

Total Average Collection Results Equals 88% 88 Checks

Trust Payments - The Company's Payments Department is managed by ADW's accounting department. Although it remains the responsibility of each collector to maintain contact with a debtor and insure the payments on a negotiated payment program are made on time, it becomes the responsibility of the accounting department to deposit all payments received from debtors into the Company's Trust Account. Once cleared, all payments, partial or paid in full, are reconciled and a check for the amount payable is sent to each merchant client with a Trust Accounting Report and a Payments Report monthly.

Other Collection Accounts/Contingency Accounts – The Company also collects contingency accounts. These are accounts from: waste management companies; utility companies; wholesale suppliers; retail merchant house accounts; contractor suppliers; and medical accounts where the customer charges the goods or services to an internal account with 30 days to pay. The Company does not get the state allowable fee on these accounts but does get 25% of the total collected. Contingency accounts can exceed more than several thousand dollars per transaction.

Legal Collection Action - In some cases, ADW will send out certified letters informing the check writer they have a limited number of days to contact us or the merchant client will file a claim in court against the check writer. Once a check writer refuses to pay, ADW will close the account in house and return it to the merchant client for court action. Before returning the account to the merchant client however, ADW reports such check writers to the two largest credit bureaus where the debt will remain on the check writer's credit profile until paid. In the event the merchant client takes the check writer to court, the check writer will also be liable for court costs, penalties and attorney fees. The check writer is told this in the certified letter which gives him/her 10 days to respond. Typically, 12% of all checks are returned to the merchant clients unpaid with no further action available in the collection process. The collection of these outstanding checks now becomes a court function. Many merchant clients will attempt collection themselves but most write off the amount as a loss.

Collection Compliance - Management personnel in the accounting department as well as the operations department maintain copies of the Fair Debt Collection Practices Act, the NACHA rules governing the collection of electronic re-presentments and, all state and federal laws governing the collection industry. Management personnel in these two operational areas insure the Company's compliance with all collection laws, both federal and state, and interpret these laws into standard Company operation procedures used by collectors. Management of the operations department insures proper training of all company personnel, including new hires and current employees, by requiring said employees to attend regular educational classes including Health Insurance Private Portability Act, ("HIPPA"), certification. Finally, management of both accounting and operations respond to any inquires from customers, or other agencies regarding everything from complaints to assignments of check portfolios from other collection companies.

OTHER BUSINESS

DRIVER LICENSE ID SYSTEM - The CEO of the Company invented a check ID system to prevent check fraud at the point of sale called the ChekXcept Identification System, ("CID"). The system was filed with the U.S. Patent Office to obtain a non-provisional patent on September 18, 2009, filing number US 12/586,157. The patent rights have been assigned to the Company. The licensing cost of the driver license program is $12,500; the programming cost is $14,000 and each swipe machine at the point of sale will cost $500. The Company has paid $7,500 toward these costs to date. The remaining cost will be paid from proceeds, (see "Use of Proceeds").

Although the system is not yet in use, it involves the use of a driver license at the point of sale to (a) identify the check writer; (b) provide an acceptance or rejection of the check transaction and (c) allow the consumer to write a conventional paper check or a DOT.chek (see below) to complete the transaction. CID is a registration system requiring check writers to pre-register with ADW by completing the CID application either on-line or by U.S. mail. The information is then verified by the Company before a registration is approved. This system will become the basis for all the Company's point of sale and billing programs in the future and the Company estimates that the driver license system will be responsible for programs that will derive 70% of the Company's revenues once introduced.

The Company coined the phrase, "DOT.chek" which is an acronym for "Department of Transportation check". Since the consumer is using their driver license to initiate a check transaction, the virtual check is referred to as a DOT.chek. The DOT.chek option may be chosen by the consumer by selecting the virtual check button on the keypad of the swipe device. If selected, a receipt prints out which the consumer must sign. This receipt is similar to a credit card receipt. The funds are transferred from the consumer's bank account to the merchant's bank account 36 hours later, the same time it takes a paper check to clear. The data base that supports the system is a proprietary software system owned by the Company. The system is called the ChekXcept™ Identification System ("CID"). It is a registration system requiring check writers to pre-register with ADW by completing the CID application either on-line or by U.S. mail. The information is then verified by the Company before a registration is approved.

Once approved, a registrant can write a conventional paper check or a DOT.Chek at any participating merchant location in the CID network. All registrant information is maintained by the Company in its servers and in the event the registrant writes a check that is returned unpaid, the Company can locate the check writer and collect the funds using the extensive contact information provided by the check writer at the time of registration. Membership in the CID system by the consumer is presently $0.42 per month. Membership by a merchant is free. There is also a $0.50 charge to the registrant for each DOT.Chek initiated. Each registrant is responsible for updating their profile either on-line or by contacting ADW by telephone whenever their contact information changes. ADW conducts random searches of its database monthly and any profile found to be incorrect results in the check writing privileges of that member being suspended at all participating stores until the registration information is updated.

The methodology to obtain and store check writer information before the merchant accepts a check from a check writer is unique. The pro-active, registration system is the first of its kind and the Company believes the concept will be widely accepted. The CID system requires a merchant to become a participating member by signing a three year, renewable collection contract with ADW. Merchants having point of sale swipe equipment in place can have the CID software downloaded onto the existing equipment. In the event a merchant requires equipment, ADW can sell and install that equipment. The cost of such equipment is approximately $500 per cash register.

ADW can purchase this equipment for approximately $350. In addition, the merchant will also pay $0.20 per driver license swipe or ¼ of 1% of the transaction total, whichever is greater, not to exceed $0.50 per transaction. The need for the CID system using the driver license can be demonstrated by the following facts. According to statistics published by the FBI, fraud cases referred to federal, state or local enforcement accounted for a dollar loss of $246.6 million or an average of $931 per complaint. However, the greatest dollar losses came from check fraud, with an average $3,000 per incident. The National Check Fraud Center estimates that "in one year merchants take in over $13 billion dollars in bad checks. This is expected to grow each year for the next four years due to an increase in the usage of checks. Check usage is expected to increase over this period as a result of the current economy and the increase in credit card interest to 30%."

According to the American Collector's Association ("ACA"), it is estimated that more than 2.2 million bad checks enter the banking system each day and they expect this number to increase anywhere from 2 to 4 percent per day over the coming years. This is a staggering figure when you project this out over the course of a year. On the average, banks charge about $20 per each bad check to the person who issued the check and $5 per check to the person who deposited the check. According to the American Collectors Association, American consumers write about 1.7 million bad checks each day totaling more than $50 million in bad check losses per year. According to the FBI, "checks that are stolen or forged, and cashed for goods and services each year equals approximately 500 million checks and over $10 billion in lost revenue. Check fraud in itself is expected to grow at a rate of about 2.5% each year according to the current trend." According to FBI statistics, "the average number of fraudulent checks written daily is about 1.4 million which equals approximately $27.3 million worth of fraudulent checks written everyday."

On June 1, 2010, new regulations will go into effect for all businesses across the nation under the Fair and Accurate Credit Transactions Act of 2003 ("Act"). Under the Act, all businesses that extend credit or maintain personal information on a customer must now have an anti-fraud/anti-theft policy in place to identify the customer at the point of sale and to provide fraud alerts, reports and procedure manuals. The driver license program developed by the Company provides much of the required compliance of the Act and the Company believes the Act will become an indirect endorsement of the driver license program.

Each new registrant into the CID will be given a check writer score of 200. This score is a barometer of risk which has been developed by ADW. It is a measure of risk based on the check writing practices of the check writer and the changes in the check writer's contact information on an annual basis. Each check writer determines what happens to their starting score as follows:

Action	***Score Adjustment***
• Bounce a check	-50
• Change Address	-25
• Change Phone Number	-10
• Change any other Contact Info	-10
• Update Profile Voluntarily	+15
• Pay a Bounced Check	+10
• Contact Information Remains Unchanged During Twelve Month Membership Period	+50
• No Bounced Checks During Annual Membership Term	+50

The maximum score a registrant can obtain is 1000. In addition, the CID software will provide for two important safety features that are directly linked to the check writer score. These features include a daily check writing limit determined by the check writer score and a fail safe measure to recognize a pattern of repeat check writing within a 24 hour period.

In the event a registrant writes checks at three participating locations within a 24 hour period, the account will be suspended until it can be determined the checks written will not be returned unpaid. This fail safe mechanism will recognize the repeat check writing activity and prevent a check writer from continuing such activity until it can be determined whether the checks written will not become unpaid items for collection. In addition, the check writer score will determine the Aggregate Daily Check Writing Limit of all checks a registrant may write in checks in a 24 hour period.

Check Writer Score	*Aggregate Daily Check Writing Amount*
• Less than 300	$400
• 300 to 400	500
• 401 to 500	600
• 501 to 600	700
• 601 to 700	800
• 701 to 800	900
• 801 to 1000	$1000

Requests for amounts greater than the Aggregate Daily Check Writing Limit must be approved by ADW.

According to the National Check Fraud Center, "check fraud and counterfeiting are the largest and fastest growing problem the United States financial system now faces. The estimated losses produced annually are over $10 billion and this is expected to rise substantially over the coming years." ADW's driver license program is not only needed, but may become essential as the financial instability in the nation continues.

MEDICAL BILLING - With the economic and social problems that Americans deal with daily, medical invoices are finding their way to the bottom of the bill pile after food, gas and other household expenses. Medical professionals are paying higher costs for billing services that send out monthly reminders and late notices to non-responsive patients. As a result, medical professionals are considering alternative methods of balance billing. ADW has developed a medical billing program that is currently being tested but has not been commercially introduced to medical professionals as of the date of this filing. The cost to develop this system was $15,000 and included the software development of a proprietary amortization schedule that can be used by medical professionals over the internet to schedule payments and interest over time. Along with the payment schedule, an APR Statement can be printed out and a proprietary promissory note which is given to the patient to sign right at the medical professionals office.

This program has been completed and is being tested. Additional costs to implement this program include the cost of outside salesmen, (see Use of Proceeds). The program is called ***Medical SoftBill™ ("MD"),*** and is an electronic extended payment plan for medical professionals. Since the ***MD*** program uses the driver license software, the development of ***MD*** is being done through HealthChex Capital, Inc. ("HCI"), a wholly owned subsidiary of the Company and ADW. ***MD*** effectively allows a medical professional to become a finance company by providing a patient with an extended payment program for the medical balance not covered by insurance.

The staff at the medical professional's office simply goes to **www.softbill.net**, has the patient sign up in the CID system for verification and contact information and once approved, the staff at the medical office can use the on-line APR calculator to provide the patient with a payment schedule that is affordable. Once the patient agrees to the payment schedule, a promissory note is printed with the complete payment schedule and the APR. The payment is electronically debited from the patient's bank account each month plus the APR and a $1.50 transfer charge. The money is then transferred to the bank account of the medical professional. The medical professional receives 100% of the principal plus 75% of the APR.

The remaining 25% of the APR is held by the Company to cover the cost of bookkeeping and accounting. Applications are completed on-line, printed at the medical professional's location and a copy is given to the patient, a copy is retained by the medical professional and an electronic copy sent to ADW. The recommended APR to be charged to the patient is 15.9% calculated daily. However, the medical professional may charge less or more at their option, subject to usury laws. The medical practitioner pays a one time set up fee of $1000.

In addition, the Company retains 25% of the monthly APR and charges the medical professional $12 per month for the maintenance of all patient accounts. HCI has appointed two directors to the Board of Directors, Dr. Howard Small, a veterinarian from Florida and Mr. Marvin Pechter, a CPA from Atlanta, GA. ADW began testing the ***MD*** program on May 1, 2010 in northeast PA and northern NJ. At this time, no medical professionals have signed up for the program. The

Company plans to initially introduce the program to medical professionals in North East PA through outside ADW sales personnel and group meetings. The Company also plans to advertise the program in medical industry media; hold meetings at regional hospitals and seek to contract medical sales organizations around the country to offer the medical billing product to their established medical customer base. The Company may also offer the program through independent sales reps to the medical industry.

Basic Medical Statistics - The market for the ***MD*** program is potentially substantial. The following information was taken from sources identified below the chart for the United States and the states of New York; New Jersey and; Pennsylvania. Although there is information on the size of the market for veterinarians and dentists, there is no provision in the income projection for income that may be derived from these sources.

Health Care Description	**NY**	**NJ**	**PA**	**U.S.**
Number of Physicians	86,179	33,501	49,575	991,066
Number of Patients Served In-Office	1,208,691	316,178	521,194	16,050,835
Total Hospitals	203	79	188	4,927
Hospital Admissions per 1,000 Population	133	128	150	118
Hospital Emergency Room Visits per 1,000 Population	411	376	450	396
Hospital Outpatient Visits per 1,000 Population	2,802	1,961	2,879	2,007
Population of States	19,227,088	8,698,879	12,406,292	320,000,000
Total ER Visits (pop. divided by 1000 X ER Visits/1000	7,902,333	3,575,289	5,098,866	126,720,000
Average Cost of Hospital Stay (High Beam Research)	$7,500	$7,500	$7,500	$7,500
Total Outpatient Visits (pop. divided by 1000 X 2,802)	53,874,054	24,374,598	34,761,612	642,240,000
Total Admissions (population divided by 1000 X 133)	2,557,191	1,156,967	1,649,998	37,760,000
Number of Rural Health Clinics`	8	0	54	3,781
Uninsured Individuals (18% of population)	3,460,875	1,565,798	2,233,132	57,600,000
Number of Dentists	17,729	8,289	10,156	233,104
Number of Visits by 18 yrs/up past 6 months (44%	8,459,918	3,827,507	5,406,292	140,800,000
Number of Veterinarians	3,217	1,318	1,694	85,977
Total Housing Units (HU) (U.S. Census)*	7,907,420	3,472,643	5,453,228	127,901,934,000
Total Pets per HU (.574 X Total HU - AVMA) = HU/pets	4,538,859	1,993,297	3,130,152	73,415,710,000
Avg. Number HU/pets = (U.S. Pet Calculator – AVMA)	10,344,170	4,679,997	6,674,580	166,272,514,000
Total Veterinary Visits/HU/Year (4.3 X No. of HU/pets)**	19,517,092	8,571,177	13,459,646	315,687,553,000
Annual Veterinary Exp./HU/pets = ($546 X Pets/ HU)***	$1,256	$1,256	$1,147	$1,256
Annual Expenditure/ Animal ($281 X Pets Per HU)****	$646	$646	$590	$646

*Housing Unit (Census) - A housing unit is a house, an apartment, a mobile home, a group of rooms, or a single room that is occupied (or if vacant, intended for occupancy) as separate living quarters. Separate living quarters are those in which the occupants live and eat separately from any other people in the building and which have direct access from the outside of the building or through a common hall. (U.S. Census Bureau)
** Total Veterinary Visits Per HU Per Year – (4.3 is a research number provided by AVMA) (4.3 X Average No. HU with Dogs & Cats = Total visits per household with pets).
*** Annual Veterinary Expenditure = HU/pets Divided By Total Housing Units X $546. ($546 provided by AVMA).
**** Annual Expenditure Per Animal = Average No. Cats & Dogs Per HU Divided By Total Housing Units X $281. (281 is a number provided by AVMA).

Sources: The information above for Housing Units, doctor visits and all other medical statistics were taken from the following websites: statehealthfacts.org; Kaiser State Health Facts; Nation Coalition on HealthCare; and Right Health.com. Dental information was taken from the National Institute of **Dental** and Craniofacial Research; www.cdc.gov. Veterinarian information was taken from AVMA. Other statistics were taken from Ask.com and High Beam Research.

Relative Medical Market - The relative size of the market for the SoftBill medical program in just the three states: New York; New Jersey and; Pennsylvania shows the significant potential of this program at 1% participation by doctors and other professionals, including hospitals. We assume Health Care insurance covers most of the Doctor Office invoice; therefore we only used the license swipe to identify income for ADW from check users during a Doctor's visit.

DESCRIPTION	A - 100%	B - 1%
1. Total Number Patient Visits to Doctor's Office Per Year **NY** - 1,208,691; **NJ** - 316,178; **PA** - 521,194	2,046,063	20,460
2. Total Doctor Patient Membership Fees in ChekXcept ID System (20,460 Patients X .42 Mo X 12)	$10,312,157	$103,118
3. Total Hospital Admissions NY - 2,557,191; NJ -1,156,967; PA – 1,649,998; NY	5,364,156	53,642
4. Hospital Admissions Billing (Avg. Cost of Hospital Stay = $7,500 X Total Admissions)	40,231,170,000	4,023,117
5. Average Percentage of Hospital Billing Not Covered By Insurance (12%)	4,827,740,000	48,277,000
6. Total APR of SoftBill System at 15.9%	$767,610,660	$7,676,107
7. Total Hospital Patient Membership Fees in ChekXcept ID System (Total Admissions X .42 /Month X 12 Mo)	$27,035,346	$270,353
8. Total APR received by ADW at 25% for Back Office Electronic Billing & Support (#6 A	$191,902,665	$1,919,027
9. Electronic Fee - Assuming 20,460 Patients Choose a 12 Mo. Payment Program (#1 A & B X $1	$3,069,094	$368,280
10. Total ER Visits per year, NY – 7,902,333; NJ – 3,575,289; PA - 5,098,866	11,987,508	119,875
11. Total Out-Patient Visits NY - 53,874,054; NJ - 24,374,598; PA - 34,761,612	113,010,264	1,130,103
12. Total Out-Patient Membership Fees in ChekXcept ID System (#11 A & B X .42/Month	$47,464,311	$474,643
13. Doctor Enrollment & Set-Up Fee into SoftBill Program – PA=49,575; NY=86,179; NJ= Total Doctors in Three States = 169,253 $1000 X Total Doctors	$169,253,000	$1,692,530
14. Hospital Enrollment & Set-Up Fee into SoftBill Program - $1000 Per Hospital; 470 in N	$470,000	$4,700
ADW PROJECTS INCOME BASED ON 1% PARTICIPATION IN THREE STATES		
Total Doctor Set-Up Fees for ChekXcept ID System #13B		$1,692,530
Hospital Set-Up Fees #14B		$ 4,700
Total Hospital Patient Membership Fees into ChekXcept ID System #7B		$270,353
Total Doctor Patient Membership Fees into ChekXcept ID System #2B		$103,118
Total out-Patient Membership Fees into ChekXcept ID System		$474,643
ADW Estimated APR Income #8B		$1,919,027
Electronic Fee Income #9B		$368,280
ESTIMATED INCOME TO ADW USING ABOVE HEALTH FACTS FIRST 12 MONTHS FOLLOWING IPO BASED ON 1% SALES IN THREE STATES.		**$3,309,374**

It should be noted that the above projection is incomplete and is only based on a portion of the Health Facts shown herein. It does not include all medical and there is no provision for projected income from Veterinarian and Dental practices. In addition, the reader should note that the projection is based on only 1% participation. The potential income of $7,223,225 is based on only 1% of the professional practitioners participating in the three states shown. Shareholders should be able to determine the size of the market from this information.

PURCHASING DEBT - The Company intends to purchase certain debt pools from credit grantors such as banks, credit card companies and mortgage companies. The Company plans to use $750,000 of the proceeds received from the maximum funds received hereby to purchase debt. Debt pools range in price from $0.04 per dollar of face to $0.10 per dollar of face. In the event the Company only raises the minimum proceeds, the Company will not purchase any debt, (see Use of Proceeds).

Description of Debt Pools - The types of assets available from Credit Issuers or brokers and other sources consist of portfolios of consumer receivables such as unsecured loans, auto loans, credit cards or equity lines of credit. Contract pools may range from a few thousand dollars to millions of dollars, secured and unsecured.

Debt Acquisition Procedures - The Company plans to initially focus on credit card debt although there are numerous other forms of debt that can be purchased from auto loans to real estate. The acquisition of desirable credit card debt ("Contracts"), involves the solicitation of major credit grantors/brokers and government agencies including: acceptance companies, asset managers, banks, credit unions, credit card companies, financial service companies, government agencies, hospitals and clinics, loan brokers, and savings and loan associations. The Company expects to acquire Contracts through specialized

Credit Issuers or brokers, money center banks, savings and loan associations, and collection companies. Once the Company has purchased and collected its first Contracts, it may enter into a contractual arrangement with certain larger financial institutions to acquire desirable Contracts on a "forward flow delivery" basis. Forward flow delivery is a method by which a Credit Issuer may immediately sell to a contracted buyer. These transactions normally involve larger pools of debt which are ˀld at a considerable discount to the contracted buyer.

The Company will specifically target the acquisition of performing, non-performing and charged-off pools of consumer debt. In all cases, the Company will buy Contracts from Credit Issuers which provide the Company with warranties that individual debtors within the Contract pool are not in bankruptcy and are not dead. In addition, warranties also include that the Contracts being acquired are not fraudulent. In this way, the Company may receive higher collectible returns on each Contract. When a Credit Issuer desires to sell or dispose of existing performing and non-performing debt owned by it, the debt is prepared for sale by being grouped together in pools of debt packages or portfolios, with each such pool containing numerous individual accounts.

The Credit Issuer then discloses details and pertinent information about the loan profiles, such as: type of asset, amount of balance, delinquency status, aging, etc. The information that a pool of Contracts is for sale is disclosed to potential buyers/brokers through notices sent to buyers who have placed their names on a list which serves notice to the Credit Issuers or brokers of their interest in making purchases of prospective Contract pools. If a prospective buyer is further interested after reviewing the characteristics of a given Contract pool, a due diligence examination of such pool is permitted.

Credit Issuers or brokers usually have two methods of disposing of Contract pools: (i) they establish an asking price (sometimes negotiable) to which buyers respond with acceptable offers or; (ii) bid forms are sent out to prospective buyers who bid on packages following specific rules. Also, a buyer may select and package assets of performing and non-performing Contract pools in order to facilitate a purchase agreeable to both parties.

In either case, the best offer is accepted and upon payment, ownership of the given Contract pool with all associated legal rights is transferred to the Buyer. These pools of Contracts are purchased between $0.04 and $0.10 on the dollar, with pools ranging up to $500,000 to $100 million in book value (the value of the total outstanding balances of all Contracts within the pool). In most cases, the Company will buy the Contracts by negotiating a price with the Credit Issuer.

ɪn certain cases, the Company may buy Contract pools through a bidding process. Before purchasing an actual pool of Contracts, the Company audits the pool and performs "due diligence", a fact and information gathering procedure, to insure that the best Contracts are chosen. This analysis is called "scoring" which determines estimated collection rates through the following factors:

- Age of Debt
- Payment History of Borrower
- Original Lender's Internal Policies
- Attempts to Collect the Debt
- Average Dates of Last Payment of Debt
- Geographic Location of the Borrower
- Procedures for underwriting debt by Original Lender
- Previous Types of Collection Efforts used.

The age of the debt plays an important part in the scoring of a Contract pool. Typically, a loan depreciates in value after remaining uncollectible for a period of time.

Debt Pool Collection Procedures - Once a Contract pool is acquired by the Company, the Company has the legal right of collection. The Company may initiate certain collection efforts itself which may be more appealing to the borrower. In these cases, the Company offers proprietary methods to obtain repayment of the debt. The Company will use "soft" methods of recovery which include: (i) forgiving a portion of the principal, interest or both, (ii) changing the payment due date of the debt, (iii) changing the amount of the monthly payment and, (iv) renegotiating a completely new debt structure.

The Company recognizes that at one time or another, every consumer experiences some difficulty in paying their bills on time. The Company may attempt to increase the average collection of Contract pools by employing one or more of the following marketing strategies:

- Debtors can accelerate the payment of their debt by paying zero percent (0%) interest.
- The Company may forgive a substantial portion.
- The Company will structure a repayment plan customized to the customer's ability to pay.

In some cases, the Company's internal collection department may even rewrite the original loans and provide more compatible terms to the borrower. Rewrite changes can include new payment schedules, a different interest rate or other loan terms which may help satisfy the customer or company's needs. Once rewritten, a loan for which the Company may have paid $0.09 on the dollar may be sold to third parties at a price equal to $0.50 on the dollar, or possibly more. The value of the new loan depends on such factors as the present financial condition of the borrower and the number of consecutive months the borrower has paid. The chart entitled Credit Card Collection Technology shows a typical procedure for collecting a credit card balance.

POS UNIVERSITY WEB SITE TRAINING - The Company is developing a website for training employees in the identification of bad checks and counterfeit money. The curriculum has been designed by the Company's VP Business Development, Stephen Barron. Mr. Barron is a certified fraud examiner. The Company has selected Boomtown Internet Group in Glenmoore, PA to develop the website. The website will cost the Company $5,950 and will take 30 days to complete. The Company expects to have the website commercially available within 30 days of its completion. Corporations will pay a licensing fee to use the site for training purposes and each one of the employees to take the course will pay a fee. The curriculum includes 8 chapters of information with quizzes at the end of each chapter. If the student fails a quiz they are automatically sent back to the previous chapter for the information. Only upon completing the quiz does a student advance to the next chapter. When all 8 chapters have been completed, the student takes a final exam of 54 questions. If the student passes the exam, the student can print a certificate evidencing the successful completion of the course. Results are sent to the HR department of the company where the student/employee works. The Company will approach every supermarket chain, retail chain and retail store to introduce the training site once it is completed. Additional training modules will be added in the future. The Company has paid $2,500 toward the cost of the development of this website. The balance will be paid by the Company prior to the Effective Date of this Offering. Therefore, no allocation has been made in the Use of Proceeds for this project.

CASINO ACCEPTANCE COLLECTIONS – The Company proposes to develop collection kiosks and place them in casinos to collect "broken vouchers" and use the collections for charity. A broken voucher is a paper voucher that slot machines print out when a player presses a button to "cash out". After initial cash is inserted into a slot machine, paper vouchers are printed out with bar codes on them when a player wants to "cash out". A player can take his/her voucher and play at any slot machine in the casino, increasing the value of the voucher by winning or decreasing the value of the voucher by losing. If a voucher is reduced to an amount that is less than a minimum bet, the player must add money or discard the voucher. Usually, discarded vouchers are for amounts less than $0.10. Since most players will not find a redemption machine in the casino and redeem a voucher for pennies, these vouchers are thrown in the trash by the player; left in the slot machine or; thrown on the floor of the casino. The Company has discovered that these "broken vouchers" cannot be used by the casino and cannot be picked up by an employee at the casino. The only person that can pick up a broken voucher is another player who can feed it into a slot machine and add it to a player balance he/she may have in the slot machine already.

The Company has taken this idea to Mt. Airy Lodge, in Mt. Pocono, PA and to Hollywood Casino, in Grantville, PA. Both casino's like the concept. The casinos requested, and the Company emailed, complete details of how the program works and the design and specifications of the kiosks. Each casino has stated they will take the concept to the PA Gaming Control Bureau separately. The Company plans to schedule a meeting with the PA Gaming Control Bureau in Harrisburg, PA to present its concept and seek approval of this program. A kiosk can provide thousands in charitable donations, while providing a casino with invaluable "good will". A kiosk will contain the same cash and voucher reader found in a slot machine. Each kiosk will have two screens. One screen will be used for advertising and education. Players will be target marketed by each kiosk as they enter and leave the casino. They will be encouraged to insert their penny vouchers into the kiosk for charity. A continual advertisement will show how the dollars raised will be used and which charity the casino has chosen to receive this money. When a player inserts a voucher, a message will appear on the touch screen. The message will ask the player whether they want a receipt for their donation. The player will then be asked if they want to enter their contact information. If so, the contact information can be entered through a keypad on the console.

The kiosk will read the vouchers presented by players and electronically notify the casino of the vouchers read. Each voucher is uniquely coded. Therefore, the casino can electronically credit the account of the Company in the amount of those collected vouchers. Cash received by the kiosk will be accounted for at the kiosk and the cash amount for the period will be electronically transmitted to the casino so the casino will have full accountability for all funds raised for charity. The Company will collect all cash, empty accumulated vouchers after electronic accounting, repair broken parts, provide technical support and generally maintain the kiosk. The Company will collect all contributions and 40% will go to the Company for costs and 60% will go to the charity of the casino's choice.

The Company has negotiated with a designer of kiosks located in Las Vegas, NV. This company has experience in the design of kiosks for banks and other financial institutions. The kiosk to be built for the Company has the ability to accept casino vouchers and cash. It will also provide a receipt to the contributor for tax purposes and collect contact information. One kiosk will cost approximately $7,000. The Company estimates kiosks will be placed at all entrances and exits to a casino. At this time, the Company cannot estimate the amount the broken vouchers represent and what the Company could expect in charitable collections. Each state has its own Casino Control Commission. The Company expects to contact the casino control commissions in New Jersey; Las Vegas and; other states within the next 30 days. On May 15, 2010, the Company filed a provisional patent on this concept, EFSID 7785963, Application Number 61353318. The Company has not allocated any of the proceeds from this Offering to this project since the project requires political approval in each state first.

COMPETITION, MARKET AND INDUSTRY STATISTICS

COMPETITION - There are numerous private groups, corporations and financial institutions purchasing consumer debt pools and collecting debt. Many of the Company's competitors have more capital and financial resources available to allow them to submit more competitive bids to purchase assets or acquire new collection business. Tele-Check, the largest collection and check guarantee company in the country was recently acquired by PNC Bank which provides this competitor with a very sizable financial resources from which to expand its business. The Company believes however that due to the experience of the Company's management in the collection business, as well as the Company's unique programs, some with patents pending, the Company can effectively compete with other collection companies as well as introduce its various programs.

Competition in the debt collection industry is based in part on the debt agency refunding to its client the state allowable collection fees and the percentage commission retained by the agency after receiving collected funds. The Company retains 25% of the face of the debt as its commission, while competitors retain as much as 45%. The Company also refunds an average of $5.00 to each merchant it collects for, making it very competitive in the marketplace. In addition, due to the unique features of the CID program to be implemented by the Company, (see "Driver License Program"), it believes it will have a competitive edge in the industry.

MARKET AND INDUSTRY STATISTICS - The collection industry is a very competitive industry and is dominated by the larger, better funded companies. In late 2008, as a member of the American Collectors Association, ("ACA") the Company participated in a survey resulting in the acquisition of market research and analysis from 147 respondents. Entitled the *Top Collection Markets Survey* the findings were applied to the approximate 6,400 collection agencies in the nation:

	147 ACA Respondents	As Applied to the Approximate Nat'l Average Based on 6,400 Agencies
Agency Size		
Small (under $20 million)	51	27.8%
Medium ($20 to $100 million)	50	15.3%
Large ($100 million+)	46	9.1%

The larger companies purchase debt on a "forward flow" basis directly from banks as it is written off. "Forward flow" is defined as the purchase by large agencies of $5,000,000 in debt each month for contractual months directly with banks and financial institutions who write off such debt, usually credit card debt. This debt is purchased by the larger agencies for as little as $0.07 on the dollar.

Medium to small agencies collect bad checks, medical debt, student loans and the like. In addition, the primary debt purchased by large agencies is often recycled to smaller agencies in portfolio sales for as little as $0.02 on the dollar. ADW does not buy debt portfolios at this time.

Note: ***Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.***

MARKETING STRATEGIES

Basic Collections marketing is done through standard mailings, telephone calls and outside sales. This has been the way in which the Company has brought in all the collection business it has in-house to date. The Company will continue this practice and add the SoftBill Program as a new feature for debtors to pay their bills easily and creditors to become clients faster. The SoftBill Program will allow the Company to charge interest to the debtor and pay interest to the creditor, something that is not offered by competitors.

The ***ChekXcept Identification System***, ("CID") system is the main program under development by ADW. The CID system employs the use of a driver license at the point of sale. Currently, ADW collects checks and other forms of debt for 246 customers. The introduction of the CID system will be made first to the retail clients of ADW and then will be marketed through ads in industry magazines such as "Retail Grocer" and other similar media. In addition, the CID system is unique in that it generates its own marketing capability. When a check writer at the point of sale swipes their driver license for identification, the CID system will not only compare the driver license to an active data base, but it will capture the information if the customer is not in the system and automatically generate a letter to the customer informing them they must enroll in the database to use a check at all participating retail members. In addition to ads placed in industry media, the Company also plans to hire sales personnel to conduct direct sales initially in the northeast United Sates. A supermarket chain like Shop Rite of Edison, New Jersey has 82 stores in the chain. Shur Save supermarkets based out of Robesonia, PA has 1,200 stores. The Company plans to sell the driver license program to chain stores that will allow the placement of swipe devices at every register in each store. The average supermarket has ten check-out lanes, (Source: Retail Grocer Magazine). In addition, every person using a check to pay for goods and services at a participating store must be enrolled in the CID data base. The average supermarket has 800 check writers that purchase groceries once per week. (Source: Retail Grocer Magazine). The Company will realize multiple sales of swipe devices and membership enrollments as it introduces the driver license system to the grocery industry, (see "Driver License Program").

The ***SoftBill Medical Billing Program*** will employ sales personnel to sell the medical billing program directly to doctors and hospitals. Conversely, the Company will also hold seminars at its offices and in hospitals where it can reach multiple medical professionals, staff and hospital personnel. ADW will also seek to align itself with medical sales companies who have existing customer bases of medical professionals and accounting firms that deal with medical professionals. Finally, the Company will seek to introduce the program directly to the public and work as a debt consultant to establish payment plans for the debtors and sell the concept to the creditors.

Once ***POS University*** is completed, the Company expects to market the site through advertisements in industry magazines and directly to the nation's largest retailers like Wal-Mart, Kmart, Dollar General and all the large supermarket chains.

The ***Casino Acceptance Collection*** Program will be marketed directly through each casino and the state casino control commissions on a state by state basis. None of the proceeds from this offering will be used for this project. This project will require certain political approval in each state before implementing the concept therein.

CURRENT BUSINESS AND RELATED MATTERS

Clients and Contracts - The Company presently has 246 merchant clients of which no one client accounts for 20% or more of its business. ADW does not sell anything therefore, it does not have any inventory nor does it have any backlog of goods to be delivered.

Employees - The Company currently employs 12 people. Of this, ADW has one full time executive assistant; one full time technology administrator; one full time sales person; one full time NSF clerk; four part time collectors on different shifts and; four officers. The Company's Chief Executive Officer works for the Company on a part time basis however he has agreed to devote sufficient time to the Company's affairs on an as needed basis. In the event the Company is successful in selling the minimum shares offered hereby, the

Company expects to hire three (3) new employees within 12 months of the close of this offering. Should the Company raise the maximum proceeds, the Company expects to hire 32 new employees within 12 months of the close of this offering. The number of employees and the job description is shown in the Use of Proceeds (*see "Use of Proceeds"*).

The Company's employees are not on strike or have been on strike in the past three years. There are no collective bargaining agreements with its employees. In the event the Company raises the minimum funds in this offering, the Company plans to offer certain incentive benefits to its employees such as insurance; health accounts; and day care allowances for employees with small children (*see "Use of Proceeds"*).

Property – The Company is leasing approximately 4,000 square feet of office space on two floors in Sciota, PA. The Company pays $1,900 per month rent for the premises. The Company has an option in the same building to rent 1,400 square feet on the third floor for an additional $850 per month and a first right of refusal should the landlord choose to rent to another tenant.

Confidential Property, Copyrights, and Patents – The Company has filed a patent application with the U.S. Patent and Trademark Office on September 18, 2009 (filing number US 12/586,157) for its CID system. It also owns the proprietary software called DebtMaster, a software system developed for the Company by one of its founders. The system is the property of the Company and there are no claims of ownership by the founder on the proprietary software. This software is continually updated to conform to changes in the collection laws and requirements by the collection department. The DebtMaster software is not copyrighted or patent protected. The Company has trademarked the names ChekXcept and American DebtWorks, Inc.

During the course of the last 12 months, the Company has expended approximately $15,000 in the further development of in-house software. This amounts to approximately 2.0% of the total gross revenue of the Company. In the event the Company raises the maximum proceeds hereby, the Company expects an expenditure of approximately $325,000 in the next 12 months for the continued maintenance and update of its in-house systems including the Driver License program, (see "*Business and Properties – Driver License Program*").

Government Regulation and Environmental Issues - The accounts receivable management industry is regulated both at the federal and state level. The federal Fair Debt Collection Practices Act (the "FDCPA") regulates any person who regularly collects or attempts to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. The FDCPA establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including the time, place, and manner of such communications.

The FDCPA also places restrictions on communications with individuals other than consumer debtors in connection with the collection of any consumer debt and sets forth specific procedures to be followed when communicating with third parties for purposes of obtaining location information about the consumer. Additionally, the FDCPA contains various notice and disclosure requirements and prohibits unfair or misleading representations in the debt collection process. If this law applies to some or all of the Company's collection activities, the Company's failure to comply with such laws could have a materially adverse effect on the Company.

Material Events – The Company began as a two person corporation formed by Ms. Glenetta Perosi and Mr. Louis Perosi, Jr. in February 2000. Ms. Perosi is the wife of Mr. Perosi, Jr. Shortly there after, the Company hired its first employee and began conducting business. The Company now employs 12 people. Effective March 1, 2010, the Company signed a new 5 year lease to rent approximately 4,000 square feet on two floors at One Linden Court, P.O. Box 187, Sciota, PA 18354. The Company now employs 12 people. In the last 12 months, there have been no material events to include any merger, reverse merger, anticipated merger, acquisition, or recapitalization.

MILESTONES TO PROFITABILITY

The following chart shows the milestones projected by management to achieve profitability. Since the Company was not profitable during its last fiscal year, listed below in chronological order are the events which, in management's opinion, must or should occur or the milestones which, in management's opinion, the Company must or should reach in order for the Company to become profitable.

The milestones shown do not necessarily require the funding from this offering but show the expected manner of occurrence or the expected method by which the Company will achieve these milestones. Column one shows the event or milestone required to attain profitability. Column two shows what is required to realize that event. Column three shows the anticipated time line required to achieve that the event shown in Column one. Items one (1) and two (2) below can be accomplished without the proceeds from this offering.

	Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Milestone Should be Accomplished
1)	Attain a Check Count of 600 Bad Checks per Month	Sign 24 New Check * Collection Accounts	Twelve (12) Months
2)	Attain 100 New Contingency Accounts	Each New Contingency Account has** a minimum of 22 Uncollected Debtors	Twelve (12) Months
3)	Complete ChekXcept ID System with Driver License	Need to Close Minimum Proceeds of Proposed Offering	Twelve (12) Months
4)	Medical Billing Program	Sign 5 Doctors per Month	Twenty-Four (24) Months

***New Check Collection Accounts are considered new business and are contracts signed between the Company and merchants to collect all their bad check.**

**** Contingency Accounts are collection accounts from medical; waste management; utility companies; suppliers; retail credit accounts such as unpaid contractor invoices; hospital bills; school loans; auto debt and others.**

In the event the Company does not close the offering at the minimum, the Company will need to rely on continued loans from the founders of the Company and key shareholders to meet its overhead until it can achieve the combined goals set forth in numbers 1 and 2 above. The business events described in numbers 1 and 2 above can be achieved without using proceeds from this offering. The Company has the current capability to sign two (2) new check collection accounts per month for the next 12 months with each collection account providing 25 bad checks per month.

In addition, the Company believes it can sign 100 contingency collection accounts within the next twelve (12) months. Each contingency account is comprised of a minimum of 32 uncollected accounts which are sent to our HD department where they are collected. The Company gets 25% of the face collected. 100 new contingency accounts would need to provide the Company with $150 per month in income to meet overhead when combined with item 1 above. The Company currently requires the closing of the minimum offering of $500,000 in gross proceeds to complete the CID system, test it and sell it, shown as number three (3) above.

The medical billing program will begin testing on July 1, 2010 and should be ready for market introduction by July 20, 2010. The program will be made available to other businesses as well as the medical field. The Company believes it will attain sales of 5 medical professionals, medical centers; hospitals, dental or veterinary professionals per month within 24 months. This may include other business professionals as well.

The aspects of the business that are presently in operation are the basic collection business. This is important to note when considering the ability of the Company to attain milestones number one (1) and two (2) above. The programming for the CID system has commenced but is not complete and will require a minimum funding from this offering to complete 50 hours of programming work and the payment of approximately $15,000 before testing. Although the ramp up of the program may show higher results, the Company is only estimating 5 sales per month to respond to "Milestones to Profitability".

Testing of the system would take place in a supermarket environment since this environment accepts more checks than other retail point of sale locations. The system would be installed at multiple check-out stations. Testing would continue for 45 days before the results can be analyzed. Thereafter, the commercial sale of the system would begin within five (5) months of a successful test.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

Other than gross income from basic collections, the Company has not had a net income from operations for the last two years. The net earnings for the year ended December 31, 2009 were ($196,383).

The net tangible book value of the Company prior to the offering is ($300,325) or ($0.04) per share. Therefore, there is a significant difference between the current net tangible book value per share and the Offering Price per share. The Company believes that the Offering Price reflects the future value of: the driver license patent; the ChekXcept ID System, (see "Driver License Program"); the Medical Billing Program; POS University; and; the Casino Acceptance program. Assuming all the shares offered hereby are sold, the net tangible book value of the Company, after the offering, would be $3,190,455 or $0.38 per share.

During the last 12 months, the Company sold its Common Stock at a price of $0.40 per share to 18 shareholders in the aggregate amount of $118,000. There is no relationship or affiliation between the Company and the shareholders now, or at the time of sale.

Assuming the exercise of all outstanding options, warrants or rights and conversion of all convertible securities, investors in this offering would control 35.6% of the voting securities assuming the minimum shares offered hereby are sold and 41.6% of the voting securities assuming the maximum shares offered hereby are sold.

Assuming the minimum numbers of shares are sold in this offering, the post-offering issued and outstanding shares would be 9,703,283 and the value of the Company based on the issued and outstanding shares times the offering price would be $14,553,924. Assuming the maximum numbers of shares are sold in this offering, the post-offering issued and outstanding shares would be 12,251,076 and the value of the Company based on the issued and outstanding shares times the offering price value would be $18,376,614.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

The Use of Proceeds Statement shows the minimum and maximum use of proceeds. If the minimum of 333,333 shares are sold at $1.50 per share, the total proceeds received by the Company would be $350,850. This is calculated by taking the minimum proceeds of $499,999 and subtracting the proceeds for selling security holders of $84,150 and, in the event the Company retains a broker/dealer to sell the offering, further subtracting a 10% commission of $49,999 plus a 3% non-accountable expense allowance of $15,000, for a total of $149,149 in total deductions including selling security holders.

If the maximum of 3,333,333 shares are sold hereby, the total proceeds received by the Company would be $4,999,999. Selling security holders would receive $841,686. In the event the Company retains a broker/dealer to sell the issue, the broker/dealer would receive a 10% commission of $499,999 and a 3% non-accountable expense allowance of $150,000.

The net proceeds to the Company would be $3,508,314. The listing of accounts in the Use of Proceeds Statement should not be construed as being in priority order.

USE OF PROCEEDS STATEMENT

	Minimum	Percentage	Maximum	Percentage
Net Proceeds	$350,850	100%	$3,508,314	100%
Operational Infrastructure[1]	$ 28,000	8.0%	$ 175,000	5.0%
Telecommunications[2]	35,000	10.0%	150,000	4.3%
Legal Age License	12,500	3.6%	12,500	0.4%
DOT Server and Internal Software Interface[3]	75,000	21.4%	225,000	6.4%
Programming for License Swipe Software	14,000	4.0%	124,000	3.5%
Marketing of CIS [4]	25,000	7.1%	590,000	16.8%
Salaries[5]	66,560	19.0%	303,200	8.6%
Veri-Phone Swipe Devices[6]	17,500	5.0%	125,300	3.6%
Legal[7]	15,000	4.2%	26,000	0.7%
Accounting[8]	10,000	2.9%	25,000	0.7%
Payroll[9]	39,000	11.1%	442,000	12.6%
Automobile[10]	-	-	75,000	2.1%
New Lease Premises[11]	-	-	132,000	3.8%
Utilities, Computer Installation & Telephone[12]	-	-	29,000	0.8%
Insurance[13]			30,000	0.9%
Supplies[14]	5,000	1.4%	85,000	2.4%
Repayment of Loans to Shareholders[15]	-	-	65,000	1.9%
Purchase of Debt from Banks[16]	-	-	750,000	21.4%
Travel & Sales Expense[17]	4,375	1.2%	21,880	0.6%
	$347,025	98.9%	$3,385,880	96.5%
Working Capital[18]	3,825	1.1%	122,434	3.5%
Total Proceeds	$350,850	100%	$3,508,314	100%

Footnotes

1. **Operational Infrastructure** - This includes the purchase of computer hardware and software as well as other office equipment. For the maximum proceeds, this also includes the purchase of servers, outside back-up services, routers and other equipment necessary to implement the point of sale software.

2. **Telecommunications** - The Company will purchase or lease rapid dial telephone systems, predictive dialers, automated receptionist systems, DSL and T-1 lines to expand its collection business.

3. **DOT Server and Internal Software Interface** – The Company must contract with large outside software and/or networking companies to interface internal servers and software to the driver license software being developed by Legal Age. This software will provide approval or denial responses at the point of sale in seconds.

4. **Marketing of CIS** – The Company plans to introduce the CID concept through major industry publications, radio and television. The Company will also establish sales territories and employ outside representatives to introduce the driver license program.

5. **Salaries** - It is estimated that the annual salary increase for existing executives and new executive or management personnel to be hired by the Company will be:

Salaries - Minimum

a). Part Time CFO	40,560
b). Part Time Executive	26,000
TOTAL	$66,560

Salaries - Maximum

a). Increase for President (Currently receives $49,500/Year)	$15,500
b). Increase for CEO (Currently receives $13,000/Year P/T)	94,050
c). Full Time Executive	52,000
b). Full Time CFO	75,000
c). Full Time VP Information Technology	66,650
TOTAL	$303,200

6. **Veri-Phone Swipe devices** – Inventory required for driver license swipe system at the point of sale. Minimum Proceeds = 50 devices at $350 per. Maximum Proceeds = 358 devices at $350 per.

7. **Legal** – Legal consists of contracts and other business related legal requirements. In the event only the minimum is raised, legal will be a minimal expense. Should the Company raise the maximum proceeds, legal

will be required for not only contracts and other business related legal requirements but for negotiations with supermarket chains, hospitals and more. Legal will also be required for licensing in additional states.

8. **Sales Expense** – Includes reimbursed expenses, entertainment, travel and lodging.

9. **Payroll** – New payroll costs consist of the following new hires:

New Hires Minimum

a) Two Collectors - $125.00 Per Week Travel Expense plus commission	$13,000
b). One CID Salesman @ $500.00 per week plus commission	26,000
TOTAL	$39,000

New Hires - Maximum

a) VP Operations	$52,000
b). Operations Floor Manger	26,000
c). Assistant Operations Floor Manager	20,800
b) Sixteen Collectors - $100.00 Per Week Travel Expense plus commission	83,200
c). Five CID Salesmen @ $500.00 per week plus commission	130,000
d). Five Telephone Operators for Driver License System @ $26,000 each	130,000
TOTAL	$442,000

10. **Automobiles** – In the event the Company raises the maximum proceeds, the Company will purchase three SUV's for use by outside sales personnel.

11. **New Premises** – The Company has signed a new lease agreement to occupy 4,000 square feet on two floors at One Linden Court, Box 187, Business Rte 209 South, Sciota, PA 18354. The new lease becomes effective march 1, 2010. The new lease rental is $1,900 per month.

12. **Utilities, Computer Installation and Telephone** – In the event the maximum proceeds are received and the Company moves its main location and opens a small sales office in Kentucky, the Company estimates that the cost of utilities, computer installation and telephones to be $29,000.

13. **Insurance** – The Company currently maintains fire and liability insurance. However, in the event the maximum proceeds are raised the Company will also obtain Directors & Officers insurance.

14. **Supplies** – Supplies are paper and other raw materials to produce manuals, marketing pieces and other raw materials to create advertising and internal documentation.

15. **Repayment of Loans to Shareholders** – If the maximum proceeds are raised hereby, the Company will pay back loans to certain shareholders.

16. **Purchase of Debt from Banks** –If the maximum proceeds are raised, the Company will use a portion of the proceeds to purchase debt from banks and other institutions. Typically, this debt is less than six months old and can be purchased for $0.09 to $0.11 cents on the dollar. Therefore, if the Company buys $750,000 of debt at $0.11 cents on the dollar, the face amount of this debt portfolio would be $6,818,182. The average collect rate according to the American Collectors Association on credit card debt pools is 30%. In this case, the Company could expect to collect $2,045,455.

17. **Travel & Sales Expense** – The Company estimates, based on internal documentation, that the travel and sales expense related to a sales person on the road is approximately $84.13 per week for gas, food, tolls and parking. This does not include overnight stays. The Company estimates one new sales person if the minimum is received and five new sales people if the maximum is received.

18. **Working Capital** - The Company will have a broad discretion over the use of these funds which may be used for any number of operational, business or employment requirements.

Cash Flow and Liquidity – Without giving effect to the Offering proceeds, the Company has and will continue to have cash flow problems during the next twelve (12) months due in part to (i) its limited capital which has constrained its growth, and (ii) the time management has allocated to this registration statement and the time it will allocate to sell the offering. During the past fiscal year management has reorganized its collection departments and has installed new commission structures and working relationships within the departments to maximize the income potential of these departments in an effort to increase future revenues. The Company is not in default of any lease agreement, loan, note, indebtedness or financing arrangement and does not believe it will be in the immediate future. The Company has paid all its trade payables in a timely manner and believes it will continue to do so in the future. The Company is not subject to any unsatisfied judgments, liens or settlement obligations and believes it will not be subject to such obligations in the future.

Proceeds from this Offering – Management believes the proceeds from this Offering will more than satisfy the needs of the Company for the next twelve (12) months. Management further believes that it will not be necessary to raise any additional funds for the Company during the same period. Apart from this offering and its ongoing revenues, the Company does not anticipate receiving other funds in the immediate future.

Conversion of Certain Securities – There are certain securities of the Company that are convertible into Common Stock. These securities are the Participating Convertible Preferred Stock, (see "*Description of Securities – Participating Convertible Preferred Stock*") and the Class A American DebtWorks, Inc. Warrants, (see "*Description of Securities – Class A Warrants*"). The Company currently has 15,000,000 shares of Common Stock authorized. The total number of shares of Common Stock set aside by the Company for the maximum conversion of the Participating Preferred Stock in the first year is 200,000 shares. The maximum number of shares of Common Stock set aside for the conversion of the ADW Class A Warrants is 780,000 shares. The two amounts total 980,000 shares of Common Stock underlying these classes of securities and will continue to remain available for the life of these two (2) classes of the Company's securities.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

CAPITALIZATION TABLE

The following table sets forth the capitalization of the Company as of December 31, 2009 (i) after giving effect to shares of Common Stock sold prior to this date and (ii) of the Company, on a pro-forma basis, as adjusted assuming the maximum shares of Common Stock offered hereby are sold, however, in all cases excluding the common stock underlying the Warrants and other stock purchase warrants, stock options and common stock issuable as a dividend under the Voting Preferred Stock.

	AMOUNT OUTSTANDING		
Capitalization Table	**As of: 12/31/2009**	**As Adjusted Minimum**	**As Adjusted Maximum**
Debt: Short-Term Debt	0	0	0
Long-Term Debt (Average Interest Rate 5%)	139,368	139,368	139,368
Total Debt	380,353	380,353	380.353
Stockholders Equity (Deficit):			
Preferred Stock			
Voting Preferred Stock, $0.0001 par value			
Authorized – 1,400,000 shares			
Issued and Outstanding – 1,400,000 shares	0	0	0
Participating Preferred Stock, $0.0001 par value			
Authorized – 500,000 shares			
Issued and Outstanding - 134,000 shares	140	140	140
Common Shares, $0.0001 par value			
Authorized - 15,000 000 shares			
Issued and Outstanding – 7,561,950 shares	521	521	521
As Adjusted – 7,795,283 Min. 10,343,076 Max.		350,850	3,508,314
Common Paid-In Capital	1,459,363	1,459,363	1,459,363
Retained Earnings (Deficit) as of 12/31/09	(1,777,883	(1,777,883)	(1,777,883)
Total Stockholders Equity	**$(300,325)**	**$32,991**	**$3,190,455**

There are certain securities of the Company that are convertible into Common Stock. These securities are the Participating Convertible Preferred Stock, (see "Description of Securities – Participating Convertible Preferred Stock") and the Class A American DebtWorks, Inc. Warrants, (see "Description of Securities – Class A Warrants"). The Company currently has 15,000,000 shares of Common Stock authorized. The total number of shares of Common Stock set aside by the Company for the maximum conversion of the Participating Preferred Stock in the first year is 200,000 shares. The maximum number of shares of Common Stock set aside for the conversion of the ADW Class A Warrants is 780,000 shares. The two amounts total 980,000 shares of Common Stock underlying these classes of securities and will continue to remain available for the life of these two (2) classes of the Company's securities.

DESCRIPTION OF SECURITIES

The securities being offered hereby are Common Stock, par value $0.0001 per share. These securities have cumulative voting rights in the election of the Board of Directors. The shares offered hereby are not convertible. The securities are not notes. The securities are not Preference or Preferred stock. The securities are Common Stock and the Company does not have any policy for the payment of any dividends at this time.

PLAN OF DISTRIBUTION

The Company will offer the shares of its Common Stock to shareholders and other investors through its officers and directors without compensation. The Company may enter into Selling Agreement with registered broker/dealers and/or registered agents but at this date, has no such agreement in place. In the event the Company enters into such agreements, the Company plans to pay to such sales agents a 10% commission on sales plus a 3% non-accountable expense allowance.

The Company has not entered into any agreement with any sales person to act as a selling agent in any State jurisdiction at the time of filing. There are no material relationships between the Company or its management and the selling agents or finders, if any. In the event the Company enters into any agreement with a finder or selling agent for the sale of the securities offered hereby, the Company will not indemnify the selling agents or finders against liabilities under the securities laws. This Offering will be made through the Company's Officers and Directors. Those Officers and Directors are as follows:

Name	Address	City	State, Zip	Telephone
Louis Perosi, Jr	P.O. Box 187	Sciota	PA 18354	1-570-801-7800
Glenetta Perosi	P.O. Box 187	Sciota	PA 18354	1-570-801-7800
Brett Turner	P.O. Box 187	Sciota	PA 18354	1-570-801-7800
Stephen Barron	P.O. Box 187	Sciota	PA 18354	1-570-801-7800

Certificates issued in this Form A Offering will not bear a legend. The Company will not use the services of an independent Escrow Agent. The Company will establish a segregated account for the deposit of the subscription funds raised and the Company's CFO, Mr. Brett Turner, will manage said funds as they are received by the Company and deposited. The Company will be required to deposit a minimum of $500,000 in subscription proceeds before having access to the funds.

The subscription proceeds will be placed in an interest bearing bank account and in the event the Company is unsuccessful in raising the minimum proceeds by December 31, 2010, or an extension of three months from December 31, the subscription funds, without deduction therefrom, plus interest, will be refunded to each subscriber. The interest payable will be the current interest rate provided by the banking institution at the time the Company opens the subscription account. The name and telephone number of the Company's CFO is Brett Turner at 570-801-7800. Funds will be returned within 15 days after the Company has closed the offering without obtaining the minimum proceeds. It will be the option of the Board of Directors to decide whether to extend the offering for three months based on the funds received to December 31, 2010.

Current stockholders hold shares with restrictive legends. Other than the selling security shareholders, all shareholders will be required to deposit their shares with a registered broker/dealer and request Form 144 to complete and submit to the transfer agent.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

The Company has not paid, within the last five years, any cash dividends, nor does it intend to pay cash dividends on its Common Stock. In addition, the Company has not paid any dividends on any of its Preferred Stock to date.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The following persons are the current executive officers, directors and key employees of the Company. Officers are appointed annually by the Board of Directors and, subject to existing employment and consulting agreements, of which the Company has none in place at this time, serve at the discretion of the Board.

Louis Perosi, Jr., CEO – Mr. Perosi was a registered securities principal and provided financial consulting services to public and private companies for 37 years. He owned two stock brokerage firms in his career, Friedman-Manger & Co., Inc. and First Summit Securities, Inc. Mr. Perosi was also the President of Imagine America, Inc, an entertainment company that went public in 1988. Mr. Perosi joined American DebtWorks in 2000. In 2004 he personally committed to investing, with his wife Ms. Perosi, the sum of $250,000 into the Company over a period of several years. He has designed all the ADW programs to date including the driver license program. He also created and programmed the proprietary software for ADW. Mr. Perosi attended William Patterson University from 1970 to 1974, majoring in Economics and Business Administration. Mr. Perosi is semi-retired and works part time for the Company approximately 25 hours per week. He plans to work full time once the Company successfully completes the sale of the minimum shares of Common Stock offered hereby.

Glenetta Perosi, President/Chairman of the Board - Ms. Perosi established the Company's first processing center in Stroudsburg, Pennsylvania in February, 2000 with two employees. Thereafter, she held the position of President and successfully introduced the NSF check collections pilot program to the first 25 merchant clients in northeast Pennsylvania in 2000/2001. Prior to this, Ms. Perosi held the position of Assistant to the President of Global Business Solutions, Pikeville, Kentucky from June 1997 to June 1999 where she was instrumental in setting up the first independent check collection agency in eastern Kentucky which processes more than 1,000 NSF checks per month.

While with Global Business Solutions she was also responsible for the collection of city and municipal taxes from businesses in northeastern Kentucky. Prior to this, Ms. Perosi was a sales representative for Zee Medical, Inc. during which time she increased the company's regional customer base by 75%. Prior to this, Ms. Perosi was employed by American Tobacco, Inc. as a Sales Representative where she was responsible for product sales, as well as advertising and public relations for retail accounts. Ms. Perosi spends 40 hours per week with the Company.

Stephen J. Barron, VP Product Development, CFE – Mr. Barron is the elected County Controller for Northampton County, PA with fiscal oversight of the County's $360 million dollar budget. Mr. Barron manages an audit team of seven full time auditors in this position. Mr. Barron will work part time for the Company focusing on the development and roll out of various programs designed by the Company. He is a Certified Fraud Examiner and currently teaches courses on counterfeit money. He is designing the Company's web-site known as POS University, a training site for cashiers to learn about counterfeit money and bad checks. Each cashier will take the on-line course and will receive a certification once a final exam is completed successfully. Mr. Barron will also assist in the development of the Company's charitable donation program through Casino Acceptance Corporation. Mr. Barron spends approximately 10 hours per week working for the Company and will continue to do so after the successful completion of the offering. He will remain a part time employee until his term as County Controller ends in 2012. At that time he will decide whether to seek re-election or come full time with the Company. Mr. Barron graduated Widener University School of Law with a JD degree in law. He also received a BA from Widener University in Government and Politics. Mr. Barron is an elected official and his term runs out in 2012.

Brett Turner, CFO, CPA CPCU – Mr. Turner is the Company's Chief Financial Officer and has 23 years experience as a CPA. Mr. Turner has held various positions during his career from Operations Manager to Audit Manager with companies such as PMA Reinsurance Corporation, Reliance Insurance Group and Philadelphia Consolidated Holdings, Inc. Mr. Turner currently works for Freedom Consulting & Auditing Services, Inc. and will work with the Company on a part time basis until the Company's has raised the approximately half the maximum proceeds in this offering at which time he will become a full time employee. Mr. Turner is a member of the American Institute of Certified Pubic Accountants; Pennsylvania Institute of Certified Public Accountants and; the Society of Chartered Property and Casualty Underwriters. He graduated Kutztown University, Kutztown Pennsylvania with a BS in Accounting. Mr. Turner spends approximately 20 hours per week working for the Company but plans to come full time once the Offering is closed.

DIRECTORS OF THE COMPANY

The By Laws of the Company provide for two year staggered terms for the Board Members. The Company's Board has four Directors, three of which are outside Directors, elected for two year terms. Directors hold office until the next annual meeting of stockholders following their term of office at which time new directors are elected. The Board meets at least quarterly, either in person or telephonically. The Company's By-Laws provide for limited indemnification to its Directors, Officers and employees, (see "*Risk Factors – Limited Liability of Officers and Directors*"). All Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. All Directors are paid $125 per meeting and reimbursed by the Company for any expenses incurred in attending Board meetings.

Anne Petrocci, Director – Ms. Petrocci is a principal in the architectural firm of Vincek and Petrocci since January, 1986. From November, 1982 to December, 1985 Ms. Petrocci was a freelance design consultant. For several years prior to November, 1982, she worked for the architectural firm of Harsen & Johns in Tenafly, New Jersey. Ms. Petrocci graduated from the University of Minnesota in December, 1976 with a Bachelor of Architecture.

Maurice Leonardo, Director – Mr. Leonardo is the President of Kernco Inc., a New Jersey based company specializing in cemetery and memorial equipment. He has held this position since March, 2003. Prior to this, Mr. Leonardo was employed by Verizon Wireless as a Sales Manager from July 2000 to March, 2003. From 1990 to 1999, Mr. Leonardo held various sales management positions with major retailers and franchisors. Previous to this, Mr. Leonardo was employed by Prudential Insurance as a Sales Manager from 1985 to 1989. Mr. Leonardo attended Bloomfield College, Bloomfield, New Jersey and graduated in 1977 with a BA in History and Psychology.

Llewellyn Parks, Director – Ms. Parks is co-founder and President of RHIZOMA Corp., a closely held research and development firm in the phyto-chemicals industry since January, 1992. Prior to this, Ms. Parks was General Partner of her own small business financial consulting firm, started in 1985. From 1988 to 1990, she was a Financial Consultant with Merrill Lynch Consumer Markets, where she became a Registered Securities Representative, specializing in small business and Mandatory Continuing Legal Education regarding legal financial issues. From 1980 to 1984 she was the Founder of American Biomaterials Corporation, a maker of implantable medical devices, operating that firm during its early development stage. From 1975 to 1980, she was a partner with her former husband in their own medical device distributorship, offering surgical instruments and related medical devices and implantable medical devices. She received her B. A. degree in History and French from the University of Alabama.

Of the Officer's and Directors, only the president has had prior experience in collections. It has been more than 10 years since Ms. Perosi has worked with the prior company and that work experience was in Kentucky. The company Ms. Perosi worked for is no longer in business therefore there are no claims of conversion, theft of trade secrets, know-how or other proprietary information. American DebtWorks has conducted operations since 2001. Although the Company has been in business for approximately 10 years, all of its Officers and Directors have had prior experience managing other companies. There are no key personnel that work as consultants to the Company. The Company does not maintain key man life insurance on its Officers or Directors. The Company has never filed a petition under the bankruptcy Act of PA or any other state in the United States. In addition, there is not petition of Bankruptcy filed against any of its Officers or Directors nor has there been such petition filed within the last five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of the Offering and giving effect to the sale of the maximum Shares offered hereby. As of these two dates, the table below shows ownership of (i) each person known to the Company to be the beneficial owner of more than 10% of the outstanding Common Stock and (ii) each Officer or Director of the Company.

Name	Relationship	Common Stock Before Offering	Voting Preferred Before & After Offering	% Control Before the Offering	Assuming Minimum Common Stock After Offering	Minimum Control % Control in the event only the Minimum Proceeds Are Raised	Assuming Maximum Common Stock After Offering	Maximum Control % Control in the Event the Maximum Proceeds Are Raised
Glenetta Perosi[1]	Affiliate	654,760	700,000[2]	32.6%	654,760	32.2%	654,760	29.7%
Louis Perosi, Jr.[1]	Affiliate	654,760	700,000[2]	32.6%	654,760	32.2%	654,760	29.7%
Common Stock Shareholders	-	6,252,430	-	26.6%	6,485,763[3]	27.5%	9,033,556[4]	34.4%
Participating Convertible Preferred Shareholders	Assuming all 134,000 Shares of Preferred Stock @ $1.00 are Converted into Common Stock in 2010 @ $0.50/Share	348,000[5]	-	1.5%	348,000	1.5%	348,000	1.3%
780,000 Class A Warrants Exercised @ Maximum Discount Of $0.50 per Share	-	1,560,000[6]	-	6.7%	1,560,000	6.6%	1,560,000	5.9%
	Totals	9,469,950	1,400,000[2]	100%	9,703,283	100%	12,251,076	100%

1. Glenetta Perosi, the President of American DebtWorks, Inc. is an affiliate of the Company as well as Louis Perosi, Jr., her husband who is the Chief Executive Officer of American DebtWorks, Inc.
2. Voting Preferred Stock has a 10 for 1 vote per share on matters to come before the Shareholders and is not convertible into Common Stock. When calculating control, one share of Voting Preferred is equal to ten shares of Common for purposes of calculating control percentages. (*see "Description of Securities – Voting Preferred Stock").*
3. The number of common shares held by investors after the minimum is sold will be 6,485,763. The re-distribution of the minimum 100,000 shares of Common Stock sold by Selling Security Holders does not increase the total outstanding shares assuming the minimum shares are sold.
4. The number of common shares held by investors after the maximum is sold will be 9,033,556. The re-distribution of the maximum of 561,124 shares of Common Stock sold by the Selling Security Holders does not increase the total outstanding shares assuming the maximum shares are sold.
5. There are 134,000 Participating Convertible Preferred shares outstanding. The shares are convertible into common stock in the first year at $0.50 per share. It is assumed this conversion takes place to show a fully diluted chart of Principal Ownership. The 134,000 shares were purchased for $1.00 by existing shareholders.
6. There are 780,000 Class A Warrants held by ADW shareholders. Each warrant is exercisable at $2.00. However, they can be discounted to an exercise price of $0.50. In the event all the warrants were exercised at $0.50, there would be an additional 1,560,000 common shares outstanding.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Relationships - The CEO of the Company and the President of the Company are husband and wife and began the business together in 2000. Other than this relationship, there are no other relationships between the employees that would need to be disclosed herein.

Transactions – The Company has not made any loans to any Officer, Director, employee or 10% holder of the Company's securities and has not conducted business with any Officer, Director or 10% stockholder nor does it propose to do any business of the foregoing in the future. ADW does not have any business agreements in place that would require such business practices in the future including stock option agreements or other employment or business agreements. The CEO of the Company and the President of the Company have made loans to the Company the material terms of which are set forth in the financial statements included herein. None of the Company's debt has been co-signed for by any Officer, Director, employee or 10% holders of the stock of the Company. No indebtedness is to be retired from the proceeds of this offering

Remuneration – The following is a list of all remuneration of the above Officers, Directors and key employees ***for the last fiscal year:***

	Total Compensation at December 31, 2009
Officers & Directors	
Louis Perosi, Jr. – Chief Executive Officer	$ 13,000
Brett Turner – Chief Accounting Officer	-
Glenetta Perosi – President & Chairman	49,400
Stephen Barron Jr. - VP Business Development	-
Anne Petrocci - Director	-
Llewellyn Parks - Director	-
Maurice Leonardo - Director	-
Total:	$ 62,400
Key Personnel	-
Officers, Directors and Key Personnel as a group	**$ 62,400**

Remuneration for Directors is expected to change in the event the Company is successful in raising proceeds from this offering, (see "*Use of Proceeds- Footnote 5"*). No employment agreement exists between any Officer, Director or key employee and the Company. No back pay is due to any officer, Director or key personnel.

There are no outstanding stock purchase agreements, stock options, warrants or rights as of December 31, 2009 for any Officer or Director of the Company or any key employee. Therefore there would be no change in the outstanding shares as of December 31, 2009. There are no plans to issue any stock options to the Officers, Directors or key personnel of the Company. In the event the Company decides to issue such stock options, warrants or rights to the Officers or Directors, it will require a majority vote of the Board of Directors of the Company at a special meeting.

The Company is highly dependent upon the services of its CEO and President. While the Company does not maintain employment agreements with either party, the Company has reached an oral agreement with each such party that they will provide sufficient time to the affairs of the Company to meet all work schedules and requirements of their positions. Ms. Perosi currently works 40 hours per work week, working 8:30 to 4:30. Mr. Perosi works approximately 30 to 40 hours per week, including some weekends.

In the event the Company loses the services of either party, it would materially affect the outcome of the proposed business plan of ADW. Investors should be aware that until the Company can hire additional personnel who can bring the same level of financial expertise to ADW, Mr. and Mrs. Perosi will need to continue to serve the Company with the same work ethic. herein.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

There is not, nor is there pending, any litigation of any type against the Company. Management is not aware of any litigation that may be pending against ADW, its Officers and 10% Holders nor does management believe there is any legal action the Company or such other parties will need to defend in the future. Since its inception, ADW, its officers and 10% Holders have never had to defend themselves in court against any complaint by a debtor, legal entity or any collection organization for violations of the Fair Debt Collection Practices Act or any other claim made against the Company for any matter. In addition, there is no legal action threatened or pending against any key member of the Company's management team or any 10% shareholder.

FEDERAL TAX ASPECTS

The Company is a C corporation formed under the corporate laws of the State of Delaware. There are no significant tax advantages for investors purchasing shares in the Company other than the normal long term capital gains or loss offered by he Internal Revenue Service or the right to a tax loss in the event the investor loses money in this transaction. The IRC 1244 rules do not apply to this investment and the investor herein is encouraged to have their own personal tax consultant answer any and all of their questions as they may relate to this investment. The Company has not retained the services of a tax consultant to provide investors with the opportunity to review and/or study the tax benefits that may inure to each investor.

AMERICAN DEBTWORKS, INC.
FINANCIAL STATEMENTS

Jonathan B. Lipschitz
Certified Public Accountant
5 Downing Court
Chester, NJ 07930

June 4, 2010

American DebtWorks, Inc.
Mr. Louis Perosi, Jr.
P.O. Box 187
Sciota, PA 18354

Gentlemen:

I have reviewed the accompanying balance sheet of American DebtWorks, Inc., as of December 31, 2009, December 31, 2008 and December 31, 2007 and the related statements of income, retained earnings and cash flows for the period then ended, in accordance with Statements and Standards For Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of American DebtWorks, Inc.

A review consists principally of inquiries of the company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Jonathan B. Lipschitz

Certified Public Accountant

American DebtWorks
Balance Sheet

	12/31/09	12/31/08	12/31/07
Assets			
Cash	35,248.12	6,452.81	34,087.96
Furniture & Equipment	29,328.00	29,328.00	29,328.00
Capitalized IT Costs	32,696.60	16,076.80	4,396.80
Patent Fees	1,090.00	-	-
Total Capitalized Costs	63,114.60	45,404.80	33,724.80
Accumulated Depreciation	(20,952.00)	(16,033.00)	(11,115.00)
Net	42,162.60	29,371.80	22,608.80
Security Deposit	2,617.13	2,500.00	2,500.00
Total Assets	80,027.85	38,324.61	59,197.76
Liabilities			
Accrued Expenses	41,507.80	-	-
Client Trust Funds	81,228.77	12,796.11	11,104.44
Commissions Payable	60,309.00	54,215.00	47,247.00
Payroll Taxes	(728.56)	(1,751.86)	921.91
Suspense	58,668.52	51,691.87	24,665.62
Current Liabilities	240,985.53	116,951.12	83,938.97
Officers' Loans	111,709.23	140,315.10	178,306.94
Other Loans	27,658.57	-	-
Long Term Liabilities	139,367.80	140,315.10	178,306.94
Total Liabilities	380,353.33	257,266.22	262,245.91
Stockholders' Equity			
Common Stock	521.00	521.00	521.00
Preferred Stock	140.00	140.00	140.00
Additional Paid In Capital	1,476,896.70	1,361,896.70	1,264,624.60
Retained Earnings	(1,777,883.18)	(1,581,488.31)	(1,468,333.75)
Total Stockholders' Equity	(300,325.48)	(218,941.61)	(203,048.15)
Total Liabilities & Stockholders' Equity	80,027.85	38,324.61	59,197.76

American DebtWorks - Profit & Loss Statement

	12/31/2009	12/31/2008	12/31/2007
Gross Revenues			
Debt Collections	256,643.42	206,321.59	256,666.03
Trust Account Fees	6,000.00	6,000.00	6,000.00
Skip Trace Fees	8,403.00	4,368.00	4,528.00
Certified Mail Fees	105.58	3,783.33	4,228.73
Other Fees	814.50	712.50	337.00
Interest Income	118.78	0.19	42.61
Other Income	93,849.74	187,513.06	380.00
Total Receipts	365,935.02	408,698.67	272,182.37
Client Trust Fund Additions	(180,288.60)	(149,212.76)	(180,038.52)
Net Revenues	185,646.42	259,485.91	92,143.85
Operating Expenses			
Advertising	3,754.14	9,156.78	983.21
Automobile	1,846.19	921.37	98.14
Bank Charges	832.78	717.73	1,741.61
Cleaning	1,465.30	5,103.19	4,932.90
Commissions	37,083.71	29,757.54	39,444.44
Consulting	8,059.98	4,500.00	10,000.00
Contract Labor	18,595.31	13,119.75	5,095.19
Credit Reporting Fees	999.96	887.00	972.60
Delivery	1,442.94	2,565.39	3,119.13
Deprecation	4,919.00	4,918.00	4,919.00
Dental Insurance	643.60	1,076.05	1,522.22
Directors & Officers Insurance	-	-	2,221.29
Donations	-	100.00	50.00
Dues & Subscriptions	625.24	2,061.95	1,212.00
Electronic Processing Fees	4,733.61	5,418.87	7,426.82
Equipment Lease	1,326.69	893.45	3,118.75
Health Insurance	15,338.55	16,426.53	16,063.61
Interest & Penalties	2,950.63	100.00	601.34
Legal & Professional	37,563.84	24,209.58	41,889.43
Licenses & Fees	2,598.78	1,267.50	537.02
Life Insurance	184.80	454.20	353.50
Meals & Entertainment	2,802.32	604.32	180.39
Miscellaneous	1,653.51	2,226.96	748.10
Office	19,439.01	15,485.48	20,333.34
Payroll Processing Fees	2,914.75	2,133.29	2,264.14
Payroll Taxes	13,996.81	18,131.97	20,969.46
Postage	17,586.46	4,666.05	13,697.11
Property Insurance	1,098.00	1,619.00	931.00
Rent	36,096.54	29,842.65	43,040.95
Repairs & Maintenance	1,014.90	2,663.30	1,206.00
Salaries & Wages	113,163.98	156,599.17	195,375.56
Skip Tracing Fees	9,256.40	1,861.00	4,091.05
State Income Taxes	34.14	1,218.57	-
Telephone	13,491.56	7,339.05	8,713.28
Travel	3,348.86	1,689.78	2,425.89
Workers Comp Insurance	1,168.00	2,916.00	1,135.00
Total Expenses	382,030.29	372,652.47	461,413.47
Net Income (Loss) before Federal Taxes	(196,383.87)	(113,166.56)	(369,269.62)
Federal Income Taxes	-	-	-
Net Income (Loss)	(196,383.87)	(113,165.56)	(369,269.62)

American DebtWorks - Retained Earnings Statement

	12/31/09	12/31/08	12/31/07
Retained Earnings, beginning of period	(1,581,499.31)	(1,468,333.75)	(1,099,064.13)
Net Income	(196,383.87)	(113,165.56)	(369,269.62)
Retained Earnings, end of period	(1,777,883.18)	(1,581,499.31)	(1,468,333.75)

American DebtWorks
Cash Flow Statement

	12/31/09	12/31/08	12/31/07
Cash Provided by Operations			
Net Income	(196,383.87)	(113,165.56)	(369,269.62)
Adjustments:			
Fixed Asset Purchases	(4,919.00)	(4,919.00)	(4,919,00)
Depreciation Expense	-	-	-
(Increase) Decrease in Security Deposit	(117.13)	-	-
Increase (Decrease) in Accrued Expenses	41,507.80	-	-
Increase (Decrease) in Client Trust Funds	68,432.66	1,691.67	(17,732.56)
Increase (Decrease) in Commissions Payable	6,094.00	6,968.00	5,704.00
Increase (Decrease) in Payroll Tax Liabilities	1,023.30	(2,673.77)	(3,568.24)
Increase (Decrease) in Suspense	6,976.65	27,026.25	24,665.62
Cash Provided by Operations	(85,257.39)	(86,915.41)	(359,678.60)
Cash Provided from Financing Activities			
Proceeds from Stock Sales	115,000.00	97,272.10	298,977.60
Increase (Decrease) in Officers' Loans	(28,605.87)	(37,991.84)	(36,731.06)
Increase (Decrease) in Other Loans	27,658.57	-	-
Cash Provided from Financing Activities	114,052.70	59,280.26	262,246.54
Increase (Decrease) in Cash	28,795.31	(27,635.15)	(97,432.06)
Cash at Beginning of Period	6,452.81	34,087.96	131,520.02
Cash at End of Period	35,248.12	6,452.81	34,087.96

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

For the twelve months ended December 31, 2009, the Company showed a loss of ($196,383.87). The loss was due to a combination of factors, including the Company's lack of available cash to properly promote its products and research and development costs incurred by the Company to develop the medical billing program and the Driver License anti-fraud system. These costs amounted to $18,000 for outside software development costs and internal costs of approximately $22,000 (Labor, software and materials) for the development, testing and documentation of the medical billing program.

In addition, the Company competes with many other collection companies to obtain new business including Tele-Check, the largest collection and check guarantee company in the country. PNC Bank's recent purchase of Tele-Check gives this competitor very sizable financial resources from which to expand its business. The Company is meeting these challenges by having developed the programs explained in this Offering Circular, (see "*Driver License Program*" and "*Medical Billing Program*"). The Company is also looking to expand its business into certain other southern states such as Virginia, West Virginia, Tennessee and South Carolina because competition in these states is not as intense as it is in the northeast U.S, and historically, the use of checks is much higher in southern states.

Historical trends show a general increase in bad checks and consumer debt in the first quarter of each New Year. This is directly related to holiday spending. Many of these debts are satisfied before April 15th as a result of monies received by taxpayers from Internal Revenue refunds. The Company experiences an increase in collections of approximately 10% during this period. Management believes that if it is able to raise a minimum of $500,000 it will be able to implement programs described herein. These programs are expected to provide significant revenue to the Company beginning in September 2010, (see "Medical Billing Program" and "Current Business and Related Matters – Milestones to Profitability"). Management estimates September 2010 because testing of the medical Billing Program is expected to begin July 1, 2010. The testing should be completed by July 20, 2010 and introduced for sale commercially by August 1, 2010. The Company should begin to feel the impact of medical billing sales by September, 2010. The Company does not sell nor does it intend to sell any manufactured product.

The margins from collection activity are explained in detail under "NSF Collections" and "Hard Money Collections" in this Offering Circular. The gross margins for the medical billing program are estimated to be 45% based on the cost of sales, data base management and the electronic movement of funds. The gross margins for the driver license system are estimated to be 40% based on cost of sales, participation by affiliates in swipe charges, costs of equipment, yearly license updates and electronic money transfers. The Company also does not sell or do business internationally.

The Fair and Accurate Credit Transactions Act of 2003 required financial institutions and businesses to establish identity theft programs. Banks and other financial institutions have had to comply since late 2008. As of June 1, 2010, all businesses that take personal information from a customer or extend credit must implement an anti-fraud system that will identify the customer and in the event there is fraud, businesses must have standard operating procedures to handle these instances. The Company filed for a provisional patent in October, 2008 and a non-provisional patent in October, 2009 on its driver license program that will meet the requirements of the new law for all businesses. The Company has made significant progress in the development of this program and with a small infusion of capital would be in a position to roll out the program.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sciota, State of Pennsylvania, on June 28, 2010 .

(Issuer) AMERICAN DEBTWORKS, INC.

By (Signature and Title)

_______________ PRESIDENT

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) _______________ CHIEF EXECUTIVE OFFICER

(Date) 6-28-10

Directors: _______________
Maurice Leonardo

____
Anne Petrocci

____
Llewellyn Parks

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

AMERICAN DEBTWORKS, INC.

EXHIBITS

JUNE 28, 2010

Table of Contents:

Exhibit 1

Charter, By Laws and Amendments

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 03/27/2006
FILED 08:00 am 03/27/2006
SRV 060290069 - 3117079 FILE

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INFORPORATION

AMERICAN DEBTWORKS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors of said corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the heading and the Articles thereof numbered "FOURTH" so that as amended, said heading and Articles shall be and read as follows:

FIRST: The name of the corporation shall remain the same.

SECOND: The Registered Agent and Registered address shall remain the same.

THIRD: The purpose of the corporation remains the same.

FOURTH: The amount of the total authorized capital stock of this corporation is 17,500,000 shares, divided as follows:

15,500,000 shares of Common Stock with a par value of $.0001. Holders of the Class A Common Stock are entitled to one vote for each share beneficially owned.

1,500,000 shares of Voting Preferred Stock with a par value of $.0001. Holders of Voting Preferred Stock are entitled to 10 votes for each share held, etc. Each share pays a dividend of 5% of stated value of $1.00. Voting Preferred stock is not convertible into common.

200,000 shares of Participating Convertible Preferred Stock with a par value of $.0001. This class of stock has a stated value of $1.00 per share. The characteristics of this stock are as follows:

1. Non-Voting
2. Entitled to participate in distribution of net assets in liquidation.
3. Redeemable by the Company upon 30 days prior written notice.
4. Convertible into common stock on a seven year declining scale as follows

The shareholders of this class of stock, as a group, will be entitled to participate in all the swipe revenue earned by the Company from driver license swipes at the point of sale during the seven year term of the Participating Convertible Preferred Stock beginning October 1, 2008 and ending September 30, 2015 at which time the Corporation will redeem the Preferred Stock for a stated value of $1.00 per share. Swipe revenue is defined as the total net income from driver license swipe charges during a semi-annual period. This dividend shall be paid to the holder 30 days following the end of the semi-annual period beginning April 1, 2009 and continuing thereafter each semi-annual period until maturity. The dividend shall be paid to the registered holder hereof and mailed to the address of record. At the end of each fiscal year, the Corporation will provide the holder with an audited statement of total swipe revenue for the two previous semi-annual periods. The Participating Convertible Preferred Stock may be redeemed by the Corporation upon 30 days prior written notice anytime after October 1, 2011 at the stated value of $1.00 per share plus a $1.00 per share penalty for a total of $2.00 per share.

The Participating Convertible Preferred Stock matures on September 30, 2015 at which time the Corporation will redeem the Participating Convertible Preferred Stock for the stated value of $1.00 per share. At any time up until maturity, the Holder may convert the Preferred Stock into Common Stock according to a schedule of convertibility printed on the reverse side of this Certificate. Participating Convertible Preferred Stock is convertible into shares of Common Stock in American DebtWorks, Inc. (ADW").

Year One - Convertible into Common Stock in ADW at $0.50 per share.
Example - $10,000 investment = 20,000 shares
Year Two - Convertible into Common Stock at $0.65 per share
Example - $10,000 investment = 15,385 shares rounded up
Year Three - Convertible into Common Stock at $0.85 per share
Example - $10,000 investment = 11,765 shares rounded up
Year Four - Convertible into Common Stock at $1.00 per share
Example - $10,000 investment = 10,000 shares
Year Five - Convertible into Common Stock at $1.50 per share
Example - $10,000 investment = 6,667 shares rounded up
Year Six - Convertible into Common Stock at $2.00 per share
Example - $10,000 investment = 5,000 shares
Year Seven - Convertible into Common Stock at $3.00 per share
Example - $10,000 investment = 3,333 shares rounded up

300,000 Shares of Preferred Stock with a par value of $.0001 and no specific characteristics.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware,

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on this date of January 20, 2006.

By: ______________________
SIGNATURE – AUTHORIZED OFFICER

GLENETTA PEROSI PRESIDENT
PRINT NAME & TITLE OF OFFICER

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/10/2002
020441980 - 3117079

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

DEBTWORKS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That a meeting of the Board of Directors of said corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended by changing the heading and the Articles thereof numbered "FIRST" and "FOURTH" so that as amended, said heading and Articles shall be and read as follows:

CERTIFICATE OF INCORPORATION
OF
AMERICAN DEBTWORKS, INC.

"FIRST: The name of the corporation is AMERICAN DEBTWORKS, INC."

"FOURTH: The amount of the total authorized capital stock of this corporation is 12,000,000 shares, divided as follows:
10,000,000 shares of common stock with a par value of $.0001.

1,500,000 shares of Voting Preferred Stock with a par value of $.0001. Holders of voting preferred stock are entitled to 10 votes for each share held, etc. Each share pays a dividend of 5% of stated value of $5.00. Voting Preferred stock is not convertible into common.

200,000 shares of Convertible Preferred stock with a par value of $.0001. This stock features the following:

1. Non-Voting
2. Entitled to participate in distribution of net assets in liquidation.
3. Redeemable by the Company at the option of the holder subject to certain conditions as follows:
   a. Investors have had to receive 50% of their initial capital investment returned.
   b. After tax earnings of the company, they have to equal or exceed $0.70 per share, redemption is 10% of outstanding convertible preferred stock whenever conditions a & b have been met. Redemption continues until all convertible preferred stock has been redeemed.

4. Convertible preferred stock is convertible to common stock as a "one for one" basis if the Company establishes a Public Trading Market for the common stock.

300,000 shares of Preferred Stock with a par value of $.0001.

SECOND : That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on this date of 7-9-02.

BY: [signature]
SIGNATURE - AUTHORIZED OFFICER

Glenetta Pelosi (Acting President)
PRINT NAME & TITLE OF OFFICER

DBI: 14082

Certificate of Amendment
of
CheckBook Systems, Inc.

Pursuant to Section 241 of Title 8 of the Delaware Code of 1953, as amended, I, the undersigned incorporator of CheckBook Systems, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DO HEREBY CERTIFY:

That at a meeting of the Board of Directors of CheckBook Systems, Inc. duly held and convened on the 22nd day of April, 2002, resolutions were adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation and declaring said amendment advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED that the Certificate of Incorporation of this corporation be, and it hereby is, amended by changing the articles thereof as follows:

<u>FIRST</u>: The name of the corporation is DebtWork$, Inc.

<u>SECOND</u>: Registered Office and again remain the same.

<u>THIRD</u>: Purpose of corporation remains the same.

<u>FOURTH</u>: The amount of the total authorized capital stock of this corporation is Six Million Two Hundred Thousand (6,200,000) shares of which Five Million are common shares all of which have a par value of $0.0001, Four Hundred Thousand shares (400,000) are preferred stock all of which have a par value of $0.0001 and no other characteristics and, Eight Hundred Thousand (800,000) shares of voting preferred stock, all with a par value of $0.0001. The voting preferred also has a stated value of $5.00 per share, is not convertible into common stock, pays a 5% annual dividend based on the stated value, has 10 votes per share on matters to come before the shareholders for a vote and is redeemable by the Company at the stated value. Holders of the voting preferred may elect to receive their annual dividend in either cash or common stock at their option. The dividend is not accruable year to year.

I have hereunto set my respective hand this 28th day of April, 2002.

Lawrence A. Kirsch

By: Lawrence A. Kirsch
Incorporator

MAY 01 2000 ... PM GERALD WEINBERG P.C.

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 05:55 PM 04/28/2000
001219021 - 3117079

CERTIFICATE OF AMENDMENT

N.W. INDUSTRIES, INC.

BEFORE PAYMENT OF CAPITAL

Pursuant to Section 241 of Title 8 of the Delaware Code of 1953, as amended I, the undersigned incorporator of N.W. INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DO HEREBY CERTIFY:

FIRST: That at a meeting of the incorporators of N.W. INDUSTRIES, INC duly held and convened, resolutions were adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation and declaring said amendment advisable. The resolution setting forth the proposed amendment is as follows:

"RESOLVED that the Certificate of Incorporation of this corporation be, and it hereby is, amended by changing the article thereof numbered FIRST to read as follows:

FIRST: The name of the corporation is CHECKBOOK SYSTEMS, INC.

IN WITNESS WHEREOF, I have hereunto set my respective hand this 28th day of April, 2000.

By: Lawrence A. Kirsch
INCORPORATOR

TRAVELS

CERTIFICATE OF INCORPORATION

N.W. INDUSTRIES, INC.

FIRST: The name of the corporation is N.W. INDUSTRIES, INC.

SECOND: Its Registered Office is to be located at 15 East North Street, Dover, Delaware 19901 in the county of Kent. The Registered Agent in charge thereof is W/K Incorporating Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is Five Million (5,000,000), common shares all of which shall a par value of One ($.01) Cent.

FIFTH: The name and mailing address of the incorporator is as follows:

Lawrence A. Kirsch
90 State Street
Albany, New York 12207

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein are true, and I have accordingly hereunto set my hand this 12th day of October, 1999.

Lawrence A. Kirsch

Incorporator
LAWRENCE A. KIRSCH
90 State Street
Albany, New York

BY – LAWS

of

American DebtWorks, Inc.

ARTICLE I – OFFICES

SECTION 1. REGISTERED OFFICE. --The registered office shall be established and maintained at Lawrence A. Kirsch, 90 State Street, Albany, NY 12207 in the County of Albany in the State of Delaware.

SECTION 2. OTHER OFFICES. --The corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II – MEETING OF STOCKHOLDERS

SECTION 1. ANNUAL MEETINGS. --Annual meetings of stockholders for the election of directors and for such other business as may be stated in the notice of the meeting, shall be held no later than 120 days from the Company's fiscal year end and at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. In the event the Board of Directors fails to so determine the time, date and place of meeting, the annual meeting of stockholders shall be held at the registered office of the corporation in Delaware no later than 120 days from the Company's fiscal year end5 of each year.

If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and may transact such other corporate business as shall be stated in the notice of the meeting.

THIS PAGE REVISED
JANUARY, 2004

SECTION 2. SPECIAL MEETING OF THE STOCKHOLDERS. -- Special Meetings of the stockholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting and may be called by any stockholder holding 5% or more of the voting securities of the Company.

SECTION 3. VOTING. -- Each stockholder is entitled to vote in accordance with the terms and provisions of the Certificate of Incorporation and these By-Laws and shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

SECTION 4. STOCKHOLDER LIST. --The officer who has charge of the stock ledger of the corporation shall at least 10 days before each meeting of stockholders prepare a complete alphabetical addressed list of stockholders entitled to vote at the ensuing election, with the number of shares held by each. Said list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be available for inspection at the meeting.

SECTION 5. QUORUM. --Except as otherwise required by the law, by the Certificate of Incorporation or by these By-Laws, the presence, in person or by proxy, of stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

SECTION 6. SPECIAL MEETINGS. --Special meetings of the stockholders, for any purpose, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the directors or stockholders entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 7. NOTICE OF MEETINGS. --Written notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his address as it appears on the records of the corporation, not less than ten nor more than fifty days before the date of the meeting.

SECTION 8. BUSINESS TRANSACTED --No business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

SECTION 9. ACTION WITHOUT MEETING. --Except as otherwise provided by the certificate of Incorporation, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the statutes or the Certificate of Incorporation or of there By-Laws, the meeting and vote of stockholders may be dispensed with, if all the stockholders who would have been entitled by vote upon the action if such meeting were held, shall consent in writing to such corporate action being taken.

ARTICLE III - DIRECTORS

SECTION 1. NUMBER AND TERM. --The number of directors shall be five (5). The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve for a period of two years or until his/her successor shall be elected and shall qualify. The number of directors may not be less than five (5) except that where all or 85% of the shares of the corporation are owned beneficially and of record by either one or two stockholders, the number of directors may be less than five (5) but not less than two (2).

SECTION 2. RESIGNATIONS. --Any director, member of a committee or other officer may resign at any time. Such resignation shall be made in writing, an shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

SECTION 3. VACANCIES. --If the office of any director, member of a committee or other officer becomes vacant, the remaining directors in office, though less than a quorum by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his/her successor shall be duly chosen.

SECTION 4. REMOVAL. ---Any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the stockholders called for the purpose and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote.

SECTION 5. INCREASE OF NUMBER. --The number of directors may be increased by amendment of these By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chose at such meeting to hold office until the next annual election and until their successors are elected and quality.

SECTION 6. COMPENSATION. --Directors shall not receive any stated salary for their services as directors or as members of committees, but by resolution of the board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors will however, receive 5,000 shares of common stock as compensation for a two year term. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefore.

SECTION 7. ACTION WITHOUT MEETING. --Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken with out a meeting, if prior to such action a written consent thereto is signed by all members of the board, or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the board or committee.

ARTICLE IV - OFFICERS

SECTION 1. OFFICERS. --The officers of the corporation shall consist of a President, a Treasurer, and a Secretary, and shall be elected by the Board of Directors and shall hold office until their successors are elected and qualified. In addition, the Board of Directors may elect a Chairman, one or more Vice-Presidents and such Assistant Secretaries and Assistant Treasurers as it may deem proper. None of the officers of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two offices may be held by the same person.

SECTION 2. OTHER OFFICERS AND AGENTS. --The Board of Directors may appoint such officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such power and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 3. CHAIRMAN. --The Chairman of the Board of Directors if one be elected, shall preside at all meetings of the Board of Directors and he shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

SECTION 4. PRESIDENT. --The President shall be the chief executive officer of the corporation and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. He/she shall preside at all meetings of the stockholders if present thereat, and in the absence or non-election of the Chairman of the Board of Directors, at all meetings of the Board of Directors, and shall have general supervision, direction and control of the business of the corporation except as the Board of Directors shall authorize the execution thereof in some other manner, he/she shall execute bonds, mortgages, and other contracts in behalf of the corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

SECTION 5. VICE-PRESIDENT. --Each Vice-President shall have such powers and shall perform such duties as shall be assigned to him by the directors.

SECTION 6. TREASURER. --The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the corporation. He/she shall deposit all moneys and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, or the President, taking proper vouchers for such disbursements. He/she shall render to the President and Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his/her transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he/she shall give the corporation a bond for the faithful discharge of his/her duties in such amount and with such surety as the board shall prescribe.

SECTION 7. SECRETARY. --The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by these By-Laws, and in case of his/her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the President, or by the directors, or stockholders, upon whose requisition the meeting is called as provided in these By-Laws. He/she shall record all the proceedings of the meetings of the corporation and of directors in a book to be kept for that purpose. He/she shall keep in safe custody the seal of the corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his/her signature or by the signature of any assistant secretary.

SECTION 8. ASSISTANT TREASURERS & ASSISTANT SECRETARIES. --Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the directors.

ARTICLE V

SECTION 1. CERTIFICATES OF STOCK. --Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations, or restricttions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class of series of stock, provided that, except as other wise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Where a certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, the signatures of such officers may be facsimiles.

SECTION 2. LOST CERTIFICATES --New certificates of stock may be issued in the place of any certificate therefore issued by the corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate or his/her legal representatives, to give the corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the corporation against it on account of the alleged loss of any such new certificate.

SECTION 3. TRANSFER OF SHARES. --The shares of stock of the corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate, by who they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. STOCKHOLDERS RECORD DATE. --In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the day of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5. DIVIDENDS. --Subject to the provisions of the Certificate of Incorporation the Board of Directors may, out of funds legally available therefore at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

SECTION 6. SEAL. --The corporate seal shall be circular in form and shall contain the name of the corporation, the year of its creation and the words "CORPORATE SEAL DELAWARE." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

Exhibit 2

Instruments Defining Rights of Security Holders

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 03/27/2006
FILED 08:00 am 03/27/2006
SRV 060290069 - 3117079 FILE

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INFORPORATION

AMERICAN DEBTWORKS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors of said corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the heading and the Articles thereof numbered "FOURTH" so that as amended, said heading and Articles shall be and read as follows:

FIRST: The name of the corporation shall remain the same.

SECOND: The Registered Agent and Registered address shall remain the same.

THIRD: The purpose of the corporation remains the same.

FOURTH: The amount of the total authorized capital stock of this corporation is 17,500,000 shares, divided as follows:

15,500,000 shares of Common Stock with a par value of $.0001. Holders of the Class A Common Stock are entitled to one vote for each share beneficially owned.

1,500,000 shares of Voting Preferred Stock with a par value of $.0001. Holders of Voting Preferred Stock are entitled to 10 votes for each share held, etc. Each share pays a dividend of 5% of stated value of $1.00. Voting Preferred stock is not convertible into common.

200,000 shares of Participating Convertible Preferred Stock with a par value of $.0001. This class of stock has a stated value of $1.00 per share. The characteristics of this stock are as follows:

1. Non-Voting
2. Entitled to participate in distribution of net assets in liquidation.
3. Redeemable by the Company upon 30 days prior written notice.
4. Convertible into common stock on a seven year declining scale as follows

The shareholders of this class of stock, as a group, will be entitled to participate in all the swipe revenue earned by the Company from driver license swipes at the point of sale during the seven year term of the Participating Convertible Preferred Stock beginning October 1, 2008 and ending September 30, 2015 at which time the Corporation will redeem the Preferred Stock for a stated value of $1.00 per share. Swipe revenue is defined as the total net income from driver license swipe charges during a semi-annual period. This dividend shall be paid to the holder 30 days following the end of the semi-annual period beginning April 1, 2009 and continuing thereafter each semi-annual period until maturity. The dividend shall be paid to the registered holder hereof and mailed to the address of record. At the end of each fiscal year, the Corporation will provide the holder with an audited statement of total swipe revenue for the two previous semi-annual periods. The Participating Convertible Preferred Stock may be redeemed by the Corporation upon 30 days prior written notice anytime after October 1, 2011 at the stated value of $1.00 per share plus a $1.00 per share penalty for a total of $2.00 per share.

The Participating Convertible Preferred Stock matures on September 30, 2015 at which time the Corporation will redeem the Participating Convertible Preferred Stock for the stated value of $1.00 per share. At any time up until maturity, the Holder may convert the Preferred Stock into Common Stock according to a schedule of convertibility printed on the reverse side of this Certificate. Participating Convertible Preferred Stock is convertible into shares of Common Stock in American DebtWorks, Inc. (ADW").

Year One - Convertible into Common Stock in ADW at $0.50 per share.
Example - $10,000 investment = 20,000 shares
Year Two - Convertible into Common Stock at $0.65 per share
Example - $10,000 investment = 15,385 shares rounded up
Year Three - Convertible into Common Stock at $0.85 per share
Example - $10,000 investment = 11,765 shares rounded up
Year Four - Convertible into Common Stock at $1.00 per share
Example - $10,000 investment = 10,000 shares
Year Five - Convertible into Common Stock at $1.50 per share
Example - $10,000 investment = 6,667 shares rounded up
Year Six - Convertible into Common Stock at $2.00 per share
Example - $10,000 investment = 5,000 shares
Year Seven - Convertible into Common Stock at $3.00 per share
Example - $10,000 investment = 3,333 shares rounded up

300,000 Shares of Preferred Stock with a par value of $.0001 and no specific characteristics.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware,

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on this date of January 20, 2006.

By: [signature]
SIGNATURE – AUTHORIZED OFFICER

GLENETTA PEROSI PRESIDENT
PRINT NAME & TITLE OF OFFICER

Exhibit 3

Subscription Agreement

SUBSCRIPTION AGREEMENT AND PURCHASER QUESTIONNAIRE

June, 2010


ADW
American DebtWorks
INCORPORATED

One Linden Court
P. O. 187
Sciota, PA 18354
1-888-282-2802

Regulation A Offering

3,333,333 Shares of Common Stock

Minimum Purchase 400 Shares – $600
Price per Share - $1.50

UNDER SECURITIES AND EXCHANGE COMMISSION REGULATIONS, THE COMPANY AND ITS BROKER/DEALER REPRESENTATIVE, IF ANY, ARE REQUIRED TO OBTAIN THE INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT. IF YOU FAIL TO COMPLETE THIS DOCUMENT IN ITS ENTIRETY OR NOT ANSWER ANY QUESTIONS HEREIN, THE COMPANY AND/OR ITS BROKER/DEALER REPRESENTATIVE, IF ANY, MAY REJECT YOUR SUBSCRIPTION. IF YOU DO NOT UNDERSTAND ANY PORTION OF THIS SUBSCRIPTION AGREEMENT OR SHOULD YOU REQUIRE ASSISTANCE IN COMPLETING THIS DOCUMENT, PLEASE CONTACT YOUR ATTORNEY, ACCOUNTANT, OFFEREE REPRESENTATIVE OR THE COMPANY FOR ASSISTANCE.

FEDERAL AND STATE LEGENDS

THE SECURITIES OFFERED HEREBY HAVE BEEN REGISTERED IN NEW YORK, NEW JERSEY, FLORIDA AND PENNSYLVANIA BY COORDINATION. CERTAIN OF THESE STATES MAY HAVE ADDITIONAL REGULATIONS WHICH MAY IMPACT THE PURCHASE OF THESE SECURITIES WITHIN THAT STATE. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED ON OR ENDORSED THE SECURITIES FOR SALE HEREBY AND HAS NOT MADE ANY REPRESENTATION AS TO THE FAIRNESS OF THE OFFERING OR THE OFFERING PRICE.

Notice To New Jersey Residents

THIS OFFERING IS MADE BY COORDINATION IN NEW JERSEY PURSUANT TO STATE SECURITIES STATUTES. THE ATTORNEY GENERAL OF THE STATE OF NEW JERSEY HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY FILING OF THIS OFFERING DOCUMENT WITH THE BUREAU OF SECURITIES DOES NOT CONSTITUTE APPROVAL BY THE DEPARTMENT OF LAW AND PUBLIC SAFETY OF THE STATE OF NEW JERSEY OF THE OFFERING IN ITS PRESENT FORM AND THE OFFERING PRICE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Notice To Pennsylvania Residents

THIS OFFERING WAS FILED BY COORDINATION WITH THE PENNSYLVANIA SECURITIES BUREAU UNDER THE PENNSYLVANIA SECURITIES ACT OF 1972. THIS IS NOT AN EXEMPT SECURITY AND THEREFORE THE SAFE HARBOR AFFORDED BY SECTION 209(D) OF THE PENNSYLVANIA SECURITIES ACT OF 1972 DOES NOT PROVIDE FOR THE WITHDRAWAL OF ANY SUBSCRIPTION BY AN INVESTOR, AFTER ACCEPTANCE BY THE COMPANY, WITHIN TWO (2) BUSINESS DAYS AFTER SAID INVESTOR MAKES THE INITIAL PAYMENT FOR THE SECURITIES BEING OFFERED.

Notice To New York Residents

THE SECURITIES OFFERED HEREBY HAVE BE FILED BY COORDINATION IN THE STATE OF NEW YORK. THE SHARES ARE BEING OFFERED AND SOLD IN RELIANCE UPON STATE SECURITIES LAWS. THERE WILL BE NOT RESTRICTION ON THE RESALE OF THE SECURITIES BY NEW YORK RESIDENTS OR ARE EXEMPT FROM SUCH REGISTRATION.

Notice To Florida Residents

THE SECURITIES OFFERED HEREBY WILL BE FILED WITH THE FLORIDA SECUTIEIS BUREAU BY COORDINATION AND WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION REGISTERED UNDER PROVISIONS OF THE FLORIDA SECURITIES ACT.

IN ADDITION, ALL INVESTORS WHO ARE FLORIDA RESIDENTS SHALL NOT HAVE THE PRIVILEGE OF VOIDING THEIR PURCHASE OF THE SECURITIES WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF FUNDS IS MADE BY SUCH PURCHASER OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICH EVER OCCURS LATER.

SUBSCRIPTION AGREEMENT AND PURCHASER QUESTIONAIRE

Board of Directors
American DebtWorks™, Inc.
P.O. Box 187
Sciota, PA 18354

Gentlemen:

By execution hereof, the undersigned (the "**Investor**" or "**I**") provides the information requested below and tenders a subscription to purchase **the securities of the Company** offered pursuant to information provided by the Company in an Offering Circular filed with the Securities and Exchange Commission. The **Company's** financial statements are part of the Offering Circular and the investor herein may examine the 2008/2009 Annual Report and any other document available upon written request to the Company, ("**Disclosure Materials**"). The **Investor** agrees to purchase the **Common Stock** of American DebtWorks, Inc., a Delaware corporation (the "**Company**"), at the offering price of $1.50 per share. The Aggregate Total Purchase Price is shown below. The purchase of the Common Stock is subject to Board of Directors acceptance of this subscription. All terms not otherwise defined herein shall have the same meaning as in the **Disclosure Materials**.

1. <u>Type of Offering</u> - The Common Stock being offered hereunder is offered in reliance upon Regulation A of the Securities Act of **1933**, as amended, ("the **1933** Act") and by coordination in certain state jurisdictions. Accordingly, this Offering has not been reviewed by the Securities & Exchange Commission. for fairness of the investment in the Common Stock or the arbitrary offering price of the Common Stock.

2. <u>Securities Offered</u> - The **Company** is currently offering shares of Common Stock at $1.50.

3. <u>Subscription</u> - In connection with this **Subscription Agreement,** the undersigned hereby subscribes to the number of shares of Common Stock indicated below. The subscriber may purchase additional shares at subscriber's option.

<u>CALCULATION OF TOTAL PURCHASE PRICE</u>

Number of Shares (Minimum Purchase 400 Shares)	= ____________________
Total Shares Purchased	= ____________________
Times Price Per Share	**= X $1.50 Per Share**
Aggregate Total Purchase Price	**= $**

4. <u>Subscription</u> - **I** hereby tender:

4.1 This **Subscription Agreement**, executed by the undersigned and,

4.2 A check for $__________________ representing the Aggregate Total Purchase Price of the **Common Stock** as calculated in Section 3 above, purchased pursuant to the **Company's Disclosure Materials**, shall be made payable to **"American DebtWorks™, Inc. Escrow Account"** and the check, with this executed **Subscription Agreement**, will be mailed via overnight delivery to **American DebtWorks, Inc., P.O. Box 187, Sciota, PA 18354.**

5. **Representations and Warranties of the Investor** - Recognizing that the **Company** will be relying on the information and on the representations set forth herein, **I** represent and warrant as follows:

5.1 **I** acknowledge that **I** have been given the opportunity to examine all the **Disclosure Materials** and represent **I** have had ample opportunity to ask questions of management and review corporate documents requested by me. **I** am aware of the risks associated with an investment in the **Company** and **I** further acknowledge that **I** have relied only upon the material facts presented to me in the **Disclosure Materials** and additional information **I** have specifically requested including the financial statements. This is the information I used in making my investment decision. **I** acknowledge that **I** have not relied upon any other representation, promise or information, written or otherwise, in making my investment decision in the **Company**.

5.2 **I** represent and warrant that the information **I** am supplying with this **Agreement** is accurate, including the information pertaining to my net worth.

5.3 **I** am able to bear the economic risk, including a total loss of my investment.

5.4 If the **Investor** is a corporation, partnership, trust or other entity, (i) it is authorized and qualified to purchase the **Common Stock** and to otherwise comply with its obligations under this **Agreement**, and (ii) the person signing this **Agreement** on behalf of such entity has been duly authorized by such entity to do so.

5.5 I have relied solely upon the advice of my own tax and legal advisors with respect to the tax and other legal aspects of this investment.

6. **Survival of Representations, Warranties and Agreements -** The representations, warranties and provisions contained in this **Agreement** shall survive the delivery of, and payment for, the **Common Stock**.

7. **Indemnification** - **I** understand the meaning and legal consequences of the representations and warranties **I have made** herein, and **I** indemnify and hold harmless the **Company** and its officers, directors and legal representatives from and against any and all loss, damage or liability due to or arising out of a breach of any of my representations or warranties contained in this **Agreement**.

8. **No Waiver** - Notwithstanding any of the representations, warranties, acknowledgments or agreements made herein by me, **I** do not waive any rights granted to me under federal or state securities laws.

9. **General Investor Information** - **I** understand that the information requested in this Section is necessary to allow the **Company** to accept my subscription.

If this is an investment through a self-directed individual retirement account ("**IRA**"), please provide the information for the beneficiary of the IRA. If the **Investor** is a corporation, partnership, trust or other entity, please complete all information as it applies to that entity. If the answer to a particular question is "none" or "not applicable," please so state.

9.1

Full Name:
Please Print
Age:

Address:

Telephone No:

Social Security No.:

Occupation:

Name of Spouse:
(if joint investment)
Spouse's Social
Security No.:

9.2 If this is an investment through an Individual Retirement Account ("IRA"):

IRA Custodian
or Trustee:
Address:

Account #:

10. **Investor Definition** - **I** understand that as an investor in exempt offerings or private placements, **I** am considered either an **Accredited Investor** or **Non-Accredited Investor**. To qualify as an **Accredited Investor**, **I** must meet one or more of the following tests. **IF I DO NOT MEET ONE OF THE FOLLOWING TESTS, I UNDERSTAND I SHOULD SIMPLY CHECK "NO" IN SECTION 13 AND PROCEED TO SECTION 14. IF "YES", PROCEED TO SECTION 15.**

10.1 The $1,000,000 Net Worth Test - This test is applicable only to individuals. In order to qualify under this test, my net worth or my joint net worth with my spouse, if any, in each case inclusive of home, furniture and automobiles, must be in excess of $1,000,000.

10.2 The Income Test - This test is applicable only to individuals. In order to qualify under this test **I** must have had income in excess of $100,000 or, together with my spouse, $300,000, in each of the last two years and must reasonably expect income of that same level in the current year. Income under this test is defined as adjusted gross income for federal income tax purposes plus (1) deductions for depletion under §611 et seq. of the Internal Revenue Code of 1986 (the "**Code**"); (2) any exclusion for interest under **Code** §103; and (3) any loses of a partnership allocated to the individual limited partners of the partnership as reported on Schedule E of Form 1040.

10.3 The Entity Test - In order to qualify under this test, which is applicable only to corporations, partnerships, trusts or other entities, each equity owner in such entity must himself be an **Accredited Investor**.

10.4 The Trust Test - This test is applicable only to trusts. In order to qualify, the trust must not be formed for the specific purpose of acquiring the securities offered and must have total assets in excess of $5 million and whose purchases are directed by a sophisticated person as defined in Rule 506 (b) (2) (ii) under Regulation D under the Securities Act of **1933**.

10.5 The Asset Test - In order to qualify under this test, which is applicable only to an organization described in Section 501 (c) (3) of the **Code**, a corporation, a Massachusetts or similar business trust, or a partnership, such entity must not have been formed for the specific purpose of acquiring the securities offered, and must have total assets in excess of $5,000,000.

11. **Investor Declaration** - After reviewing the above definitions, **I** indicate below whether **I** qualify as an **Accredited Investor** under one of the tests described above. (Indicate with an X)

Yes ☐ Accredited **Investor** (Complete **Section 11.1** and Proceed to **Section 13**.

No ☐ Non-Accredited **Investor** (Proceed to **Section 12**)

11.1 If Yes, **I** indicate under which of the tests **I** qualify as an **Accredited Investor**:

☐ The $1,000,000 Net Worth Test ☐ The Income Test

☐ The Entity Test ☐ The Trust Test

☐ The Asset Test

12. **Non-Accredited Investor** - As a **Non-Accredited Investor**, **I** hereby provide the following information so that the suitability of an investment by me in the **Company's Common Stock**, may be determined. Please check one in each category.

Annual Income:

______ Below $20,000 ______ $20,000 to $35,000 ______ $35,000 to $50,000

______ $50,000 to $100,000 ______ $100,000 to $200,000

Net Worth:

______ Below $50,000 ______ $50,000 to $100,000 ______ $100,000 to $150,000

______ $150,000 to $500,000 ______ $500,000 to $1 million

Liquid Assets (cash, equity, bonds, etc):

______ Below $10,000 ______$10,000 to $25,000 ______ $25,000 to $50,000

______ $50,000 to $100,000 ______ Over $100,000

Investment Experience:

Non-NASDAQ Stocks ______ years Stocks less than $15 ________ years

Speculative Investments ______ years Pink Sheet Stocks _________ years

Private Placements ______ years

13. **Use of Proceeds** - The net proceeds shall be used to pay for the cost of the Regulation A Offering and as working capital at the discretion of the Company.

14. **Closing Date** - Investor understands that the Company will sell a maximum of 3,333,333 shares of Common Stock at $1.50 per share, with a minimum purchase of $600 or 400 shares. The Company plans to close this offering on December 31, 2010 or when the offering is fully subscribed, if earlier. The Company may extend the offering for 90 days at the option of the Board of Directors and without prior notice to thee subscribers hereto.

15. **Subscription Acceptance** - It is acknowledged by me that the **Company** reserves the right to accept or reject any subscription in whole or in part, at its discretion. If **Investor's** offer to subscribe is accepted, the **Company** will execute an Acceptance Letter. A copy of this **Subscription Agreement** and the Acceptance Letter shall be returned to **Investor** and shall represent the **Common Stock** purchased herein until such time as the stock certificates are mailed to the **Investor**.

16. **Stock Certificates** - The issuance of the Common Stock will be done so with a restrictive legend by InterWest Transfer Co., Inc. of Salt Lake City, Utah. The securities purchased hereunder will be represented by this Subscription Agreement and an Acceptance Letter which will be provided to the Investor by the Board of Directors, until such time as the actual issuance of said certificates. The Company further acknowledges that the physical certificates shall be delivered to each Investor within 45 days of receipt by the Company of the Aggregate Total Purchase Price accompanied by this Subscription Agreement.

17. **Miscellaneous**.

17.1 All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to (i) the undersigned at my address set forth below and (ii) to the **Company**.

17.2 Notwithstanding the place where this **Agreement** may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Pennsylvania as applicable to agreements made and to be performed hereof.

17.3 This **Agreement** constitutes the entire agreement between the parties hereto with respect to the subject matter therein and may be amended only in writing executed by all parties.

17.4 In this **Agreement** the pronouns "**I**" , "**me**" and "**my**" shall be deemed to be pronouns in the plural form when this **Agreement** is signed by more than one person or entity, and shall be deemed to refer to the corporation, partnership, trust or other entity when this **Agreement** is signed by a corporation, partnership, trust or other entity.

17.5

SIGNATURE SECTION

IN WITNESS WHEREOF, the undersigned has executed this **Subscription Agreement** this X________ day of ____________________, 2010.

Signature of Subscriber *(Sign Below)* **X**	Residence Address
Name of Subscriber *(Printed Below)*	City or Town
Signature of Co-Subscriber *(Sign Below)*	State Zip Code
Name of Co-Subscriber *(Printed Below)*	Telephone:
Subscriber Tax I.D. or Social Security No. SS# **X**	Co-Subscriber Tax I.D. or Social Security No.

Exhibit 4

Material Lease

LEASE

THIS LEASE made this ____ day of February, 2010, by and between LINDEN COURT PROPERTIES, L.P. ("Lessor"), having an address of P. O. Box 226, Sciota, Pennsylvania 18354 and AMERICAN DEBT WORKS, INC. ("Lessee"), having an address of 2159A Rockdale Lane Stroudsburg, PA 18360.

WITNESSETH:

In consideration of the rent, covenants and agreements contained herein and intending to be legally bound hereby, Lessor and Lessee agree as follows:

1. **Premises:**

Lessor hereby leases to Lessee and Lessee hereby rents from Lessor, upon and subject to the terms and conditions hereof, the first and second floors of the Linden Court building consisting of approximately 3,200 square feet (1st floor - 1,700 square feet; 2nd floor - 1,500 square feet) (the "Premises") said building being located on Business Route 209 in Hamilton Township, Monroe County, Pennsylvania (the "Property"). Lessee shall also be permitted to use the parking lot (18 parking spaces) and other common areas of the Property.

Lessor further agrees to permit Lessee the exclusive use of the basement of the Linden Court building subject to Lessee's written agreement that is shall be responsible for the common area utilities at the Property.

If at any time hereafter, Lessor shall receive a bona fide offer from any person to lease the third floor of the Linden Court building, Lessor shall send Lessee a copy of the proposed lease (except for the name of the prospective tenant) and notify Lessee of the intention of Lessor to accept the same. Lessee shall have the right within five (5) days after its receipt of that lease to accept the terms of the said lease in its own name. If the Lessee shall not so elect within the said five (5) day period, Lessor may then lease the third floor to said tenant, provided the said lease is on the same terms and conditions and for the rent set forth in the said lease sent to Lessee.

2. **Term:**

The term of this Lease shall be for a period of five (5) years commencing on March 1, 2010 (the "Commencement Date") and unless sooner terminated as herein provided, shall terminate on February 28, 2015 (the "Initial Term").

Notwithstanding the foregoing, Lessee shall be permitted access to the Premises for the two (2) weeks immediately prior to the Commencement Date for purposes of setting up the Premises for its business operations. Lessee shall not be required to pay rent during this two (2) week period, but shall comply with its other obligations under this Lease, including but not limited to its insurance obligations.

3. **Rent:**

(a) Commencing on the Commencement Date, Lessee covenants and agrees to pay Lessor without offset or deduction and without previous demand therefor, a minimum rent of:

Lease Years	Annual Base Rent	Monthly Base Rent
1-2	$22,800.00	$1,900.00
3	$23,484.00	$1,957.00
4	$24,188.52	$2,015.71
5	$24,914.16	$2,076.18

Rent due shall be paid in advance on the 1st day of each and every calendar month.

(b) The rent and all other sums payable by Lessee to Lessor hereunder shall be: (i) delivered to Lessor at Lessor's address as set forth above, or at other such place or to such other person as Lessor may designate by notice to Lessee from time to time; and (ii) paid in lawful money of the United States of America or by good check drawn on a depository in the Commonwealth of Pennsylvania.

(c) Lessor acknowledges receipt from Lessee of a Security Deposit of One Thousand Nine Hundred Dollars ($1,900.00) to be held as security for the payment of any rent and all other sums of money payable by Lessee under this Lease and for the faithful performance of all covenants of Lessee under this Lease. The Security Deposit shall be refunded to Lessee at the expiration of the term of this Lease, without interest, provided Lessee shall have made all such payments and performed all such covenants. Upon any default by Lessee under this Lease, all or part of such deposit may, at Lessor's sole option, be applied on account of such default and thereafter Lessee shall restore the resulting deficiency in such security deposit on demand. Lessee hereby waives the benefit of any provision of law requiring such security deposit to be held in escrow or trust and such security deposit shall be deemed the property of Lessor.

(d) A late fee of five percent (5%) of the amount of any past due payment shall be payable by Lessee in the event that rent or other sums payable by Lessee hereunder are not paid within ten (10) days of the due date of such payment.

4. **Utilities:**

Lessee shall pay and discharge punctually, as and when the same shall become due and payable, all charges for Lessee's utilities, including, but not limited to, electricity, telephone, cable and internet. Lessee shall further be responsible for the cost of trash removal. Lessee shall be permitted to maintain a small dumpster in the parking lot of the Property at a location to be mutually acceptable to Lessor and Lessee.

5. **Real Estate Taxes:**

Lessor agrees to pay all real estate taxes, assessments or special assessments made against the Property. Notwithstanding the foregoing, Lessee alone shall be responsible for any taxes, assessments or special assessments made against the Property solely as a result of Lessee's activities.

6. **Maintenance and Repairs:**

(a) Subject to the disclosures contained herein, Lessee accepts the Premises in an "AS IS" condition. Lessor has made no representations concerning the Premises, and Lessee expressly acknowledges that no such representations have been made. Prior to commencement of the Term, Lessee has the right to inspect the Premises to determine that the Premises are suitable for Lessee's needs.

(b) Lessee agrees that at Lessee's expense, it will maintain and make all manner of repairs or replacements of whatever nature necessary due to Lessee's use of the Premises.

(c) Lessee shall not commit or suffer to be committed any waste upon the Premises.

(d) Lessee shall keep and maintain the Premises in a clean, sanitary and safe condition in accordance with the laws of the Commonwealth of Pennsylvania and in accordance with all present and future laws, of the health officer, fire marshal, building inspector and other proper officials of the federal, state, county, township and city governments and of all other governmental authorities whatsoever (collectively, the "Governmental Authorities") having jurisdiction thereof, at the sole cost and expense of Lessee, and Lessee shall comply with the requirements of all Laws affecting the use or occupation of the Premises. Lessee hereby agrees to indemnify and save Lessor harmless from and against any and all penalties, fines, costs or damages resulting from Lessee's failure to comply with the requirements of such laws.

(e) Subject to Lessor's obligations in subparagraph (g), Lessee shall provide and be responsible for all maintenance and repairs on the interior of the Premises. Lessee shall further be responsible to change the filters on the HVAC units not less frequently than semi-annually.

(f) Lessee shall have the Premises serviced by an exterminator no less frequently than semi-annually. Lessee shall provide Lessor a copy of the paid invoice to the pest control company after each semi-annual service.

(g) Lessor shall provide and be responsible for landscaping care at the Property, common area lighting and snow removal in the parking lot and sidewalks. Lessor shall further be responsible for HVAC maintenance (excepting the semi-annual replacement of filters to be performed by Lessee), septic maintenance and pumping, well pump maintenance and general maintenance of $50.00 or greater except when any repairs or replacements are made necessary by the act or neglect of Lessee or Lessee's employees, contractors, invitees or agents. Lessor shall maintain the roof and exterior walls in good condition. Lessor shall make all structural repairs and replacements of the plumbing and electrical systems except when those repairs and/or replacements are made necessary by the act or neglect of Lessee or Lessee's employees, contractors, invitees or agents. Notwithstanding the foregoing, if Lessee agrees to lease the third floor of the Linden Court building, Lessee shall be responsible for lawn and landscaping maintenance, snow removal from the sidewalks, and pumping out the septic tank every three (3) years.

(h) If Lessee is in default of any of its obligations under this Lease, Lessor may, at Lessor's option, cure such default. Lessee shall reimburse Lessor for any and all costs and expenses which may be incurred by Lessor in curing such default, such reimbursement to be made within ten (10) days after Lessor has given Lessee a statement setting forth the amount of such costs and expenses. The failure of Lessee to pay any such amount to Lessor within said 10-day period shall carry with it the same consequences as failure to pay any installment of rent.

7. **Alterations, Additions and Improvements:**

Lessee shall not make or cause to be made any alterations, additions or improvements to the Premises without the prior written consent of Lessor. Notwithstanding the foregoing, Lessee shall be permitted to run additional data and voice transmission lines to the Premises, if needed by Lessee, at Lessee's sole cost and expense. Lessee shall be responsible for all costs and permits for any improvements or other work performed on the Premises. Any alteration, addition, or improvement made by the Lessee after such written consent shall have been given, and any fixtures installed as a part thereof, shall at the Lessor's option become the property of the Lessor upon the expiration or other termination of this Lease. Lessor shall have the right, however, to require the Lessee to remove such improvements or fixtures or any part of them at Lessee's cost upon such termination of this Lease and Lessee shall promptly remove the same and repair any damage to the Premises caused by such removal.

Notwithstanding the foregoing, Lessee shall be permitted to erect a flagpole on the Property, at a location to be mutually acceptable to Lessor and Lessee, on which Lessee shall fly the American flag. Upon the expiration or other termination of this Lease, the flagpole shall remain on the Property and become the property of Lessor.

8. **Construction, Mechanics' Liens:**

(a) In the event that Lessee undertakes any construction, additions or repairs to the Premises, Lessee agrees that all equipment or structures and improvements that may be installed or erected on the Premises by Lessee will be installed or erected in accordance with all applicable laws and with the regulations and requirements of all governmental authorities having jurisdiction thereof, without cost or expense to Lessor.

(b) Lessee, at its sole cost and expense, shall apply for and prosecute with due diligence all necessary permits and licenses required for Lessee's use and occupancy of the Premises. Lessor, without cost or expense to Lessor, shall cooperate with Lessee in securing building and other permits and authorizations necessary from time to time for the performance of any construction, alteration or other work required to be done by Lessee under this Lease. Such cooperation by Lessor as provided herein shall not be construed as consent to the filing of a mechanic's lien or any claim relating thereto.

(c) Prior to commencement of any work, Lessee shall cause a Waiver of Mechanics' and Materialmen's Liens to be filed in the Prothonotary's Office for Monroe County, Pennsylvania. Lessee shall keep the Premises and any project free from any and all liens arising out of any work performed, materials furnished or obligations incurred by or for Lessee, and agrees to bond against or discharge any mechanics' or materialmen's lien within ten (10) days after the filing or recording of any such lien. Lessee shall reimburse Lessor for any and all costs and expenses which may be incurred by Lessor by reason of the filing of any such liens and/or the renewal of same, such reimbursement to be made within ten (10) days after Lessor has given Lessee a statement setting forth the amount of such costs and expenses. The failure of Lessee to pay any such amount to Lessor within said 10-day period shall carry with it the same consequences as failure to pay any installment of rent.

9. Signage:

Subject to the terms hereof, specifically including the compliance with all laws and ordinances, Lessee shall be permitted to place appropriate signage on the Premises. Upon the termination of the term of this Lease, Lessee, at Lessee's sole cost and expense, shall remove all signage and repair any damage to the Premises caused by such removal.

10. Use of Premises:

Lessee shall use and occupy the Premises solely for the purpose of operating a debt collection business and will not use or permit or suffer the use of the Premises for any other purpose without the prior written consent of Lessor. Notwithstanding the foregoing, Lessee may hold company yard sales and picnics subject to Lessee obtaining all necessary permits from the governmental authorities.

11. Compliance with Laws:

Lessee shall comply with and ensure compliance by all and other users and occupiers of the Premises with all environmental and all other applicable federal, state and local laws, ordinances, rules and regulations, whenever and by whomever enforced, and shall obtain and comply with, and ensure that all such persons or entities obtain and comply with, any and all approvals, registrations or permits required thereunder.

12. Access to Premises:

Lessor or Lessor's agents and designees shall have the right to enter upon the Premises upon not less than 24 hours' notice to Lessee to examine the Premises and to exhibit the Premises to prospective purchasers or lessees. A representative from Lessee shall be present at any such time that Lessor, its agents, designees or invitees enters upon the Premises. Notwithstanding the foregoing, Lessor or Lessor's agents may access the Premises without such prior notice in the event of an emergency.

13. Assignment and Subletting:

Lessee shall not assign or in any manner transfer this Lease or any estate or interest therein, or sublet the Premises or any part or parts thereof or allow anyone to come in, through or under him without Lessor's written consent.

14. **Indemnity:**

Lessee agrees to be responsible for and hereby agrees to indemnify and save Lessor harmless from and against any and all claims, demands, actions, damages, liability and expense in connection with loss of life, personal injury or damage to property arising from or out of any occurrence in, upon, or at the Premises or resulting from or in connection with Lessee's use and occupancy of the Premises or any obligation of Lessee under this Lease. Lessee shall, at its own cost and expense, defend any and all suits or actions which may be brought against Lessor or in which Lessor may be impleaded with respect to the foregoing, and shall pay all costs, expenses and attorney's fees incurred or paid by Lessor in connection with such litigation. Lessee shall also pay all costs, expenses and attorney's fees that may be incurred or paid by Lessor in enforcing the covenants and agreements of this Lease. The provisions of this paragraph shall survive the termination of this Lease.

15. **Insurance:**

(a) Lessee, at Lessee's sole cost and expense, shall maintain and keep in effect throughout the term of this Lease, insurance against loss or damage to the Premises and all improvements and contents of the Premises by fire or such other casualties as may be included in a standard all-risk insurance policy, in an amount equal to the full insurable value of the Premises, improvements and contents, in a form and with an insurance company satisfactory to Lessor, which policy shall name Lessor as an additional insured as his interest may appear, and a copy of such policy shall be provided to Lessor.

(b) Lessee, at Lessee's sole cost and expense, shall maintain and keep in effect throughout the term of this Lease, broad form insurance against loss or damage to all contents of the Premises, and broad form comprehensive general liability insurance for bodily injury, death and property damage in or about the Property with such limits, insurance company and in such form as shall be satisfactory to Lessor, but not less than a single limit of $1,000,000.00 for each occurrence. The policy shall name Lessor as an additional insured. A duplicate original, certificate or binder of such insurance maintained by Lessee shall be furnished to Lessor at the commencement of the term of this Lease and thereafter at least fifteen (15) days prior to the expiration of the policy it renews.

(c) Lessee, at Lessee's sole cost and expense, shall maintain and keep in effect throughout the term of this Lease, worker's compensation insurance with limits not less than $500,000.00. A duplicate original, certificate or binder of such insurance maintained by Lessee shall be furnished to Lessor at the commencement of the term of this Lease and thereafter at least fifteen (15) days prior to the expiration of the policy it renews.

(d) Each such policy of insurance shall contain an agreement by the insurer that such policy shall not be cancelled or changed without thirty (30) days prior written notice to Lessor.

16. **Eminent Domain:**

(a) If the Premises shall be taken for any public or quasi public use under any statute or by right of eminent domain, this Lease shall automatically terminate as of the date that title shall be taken. If any part of the Premises shall be so taken as to render the remainder thereof unusable for Lessee's purposes, then Lessee shall have the right to terminate the Lease on thirty (30) days written notice to Lessor given within ninety (90) days after the time of such taking. If any such taking does not render the Premises unusable for Lessee's purposes, the Lease shall remain in full force and effect.

(b) All damages awarded for any taking shall belong to and be the property of Lessor without any participation by Lessee; provided, however, that nothing contained herein shall be construed to preclude Lessee from asserting any and all rights Lessee may have under the then existing Eminent Domain Code which are available to a tenant displaced by condemnation under such Code.

17. **Default:**

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) Lessee shall fail to pay in full any installment of rent or any other sum payable by Lessee hereunder within ten (10) days after the same shall be due.

(b) Lessee shall fail to perform or observe any other covenant, term, condition, agreement or obligation to be performed or observed by Lessee under this Lease and such failure shall continue for twenty (20) days after written notice thereof from Lessor to Lessee.

(c) The insolvency of Lessee, as evidenced by (i) the adjudication of Lessee as a bankrupt or insolvent, (ii) the filing of a petition seeking reorganization of Lessee or an arrangement with creditors, or any other petition seeking protection of any bankruptcy or insolvency law, (iii) the filing of a petition seeking the appointment of a receiver, trustee or liquidator of Lessee or of all or and part of Lessee's assets or property, (iv) an assignment by Lessee for the benefit of creditors, or (v) the levy against any portion of Lessee's assets or property by any sheriff or other officer.

18. **Remedies:**

Upon the occurrence of any Event of Default, Lessor shall have the following rights and remedies in addition to all other rights and remedies otherwise available at law or in equity:

(a) The entire balance of all rent and other charges to become due for the balance of the term hereof, at the option of Lessor, shall be accelerated and shall be due and payable immediately without presentment, demand, notice of nonpayment, protest, notice of protest or other notice of dishonor, all of which are hereby expressly waived by Lessee.

(b) At the option of Lessor, the term of this Lease shall terminate and become absolutely void, without notice and without any right on the part of Lessee to save the forfeiture by payment of any sum due or by other performance of any term, covenant or condition broken.

(c) At the option of Lessor, Lessor shall have the right to re-enter and possess the Premises without demand or notice and with or without process of law, using such reasonable force as may be necessary, without being deemed guilty of trespass, eviction, forcible entry, conversion or becoming liable for any loss or damage which may be occasioned thereby, dispossess Lessee and any other occupants of the Premises, remove Lessee's property and effects not previously removed by them, and without releasing Lessee from its obligation to pay rent and all other obligations hereunder, and without waiving any other rights given to Lessor hereunder or at law or in equity, relet the Premises or any part thereof for such term or terms (which may be for a term extending beyond the term of this Lease) and at such rental or rentals and upon such other terms and conditions as Lessor in its sole discretion may deem advisable.

(d) Upon any termination of this Lease or the term thereof, whether by lapse of time, the exercise of such remedy by Lessor, or in any other manner, or upon any termination of Lessee's right to possession of the Premises without such termination, Lessee and all persons claiming by, through or under Lessee shall immediately vacate and surrender possession of the Premises to Lessor, and shall immediately remove all of their property and effects from the Premises. If Lessee or anyone claiming by, through or under Lessee fails to remove all of their property and effects from the Premises upon such termination, Lessor shall have the right to remove and store such property and effects at Lessee's expense, and/or upon five (5) days notice, sell such property and effects at public or private sale and, after deducting all costs of storage, advertising and selling such property and effects, including, without limitation, attorney's fees, workmen's wages, and broker's and officer's commissions, retain the proceeds thereof on account of Lessee's obligations hereunder.

(e) If Lessee defaults in any payment of rent or any other charges hereunder, interest shall accrue thereon from the due date until paid at the rate of fifteen percent (15%) per annum. In the event suit shall be brought by Lessor for recovery of possession of the Premises, for the recovery of rent or any other amount due under the provisions of this Lease, or because of the breach of any other covenant herein contained, Lessee shall pay to Lessor all expenses incurred therefor, including attorney's fees.

(f) Lessor shall have and may exercise any and all rights and remedies granted or allowed to Lessors under any statute or otherwise at law or in equity. All remedies available to Lessor hereunder and at law and in equity shall be cumulative, concurrent and nonexclusive.

19. <u>Confession of Judgment:</u>

The following paragraphs set forth warrants of authority for an attorney to confess judgment against Lessee. In granting this right to confess judgment against Lessee, Lessee hereby knowingly, intentionally and voluntarily, and, on the advice of the separate counsel of Lessee, unconditionally waives any and all rights Lessee had or may have to

prior notice and an opportunity for hearing under the respective constitutions and laws of the United States and the Commonwealth of Pennsylvania.

(a) If rent or any charges hereby reserved as rent, or damages by reason thereof, or any other sum due and payable in connection with this Lease, including without limitation any late fees or interest accrued or accruing thereon, and any reimbursement for attorney fees owed by Lessee (collectively, the "amounts due"), shall remain unpaid on any day when the same ought to be paid, whether prior to or after the termination or expiration of this Lease, Lessee hereby empowers any prothonotary, clerk of court or attorney of any court of record to appear for Lessee in any and all actions which may be brought for the amounts due, or any portions thereof, or for amounts agreed to be paid by Lessee, and/or to sign for Lessee an agreement for entering in any competent court an amicable action or actions for the recovery of rent or other charges, payments, costs and expenses. In said suits or in said amicable action or actions, Lessee empowers such prothonotary, clerk of court or attorney to confess judgment against Lessee for all or any part of the rent specified in this Lease and then unpaid or any other amount due, including without limitation, at Lessor's option, the accelerated rent component or the rent for the entire unexpired balance of the term of this Lease, and for interest and costs, together with an attorney's commission of 15% of the amount so confessed but not less than $5,000.00. Such authority shall not be exhausted by one exercise thereof, but judgment may be confessed as aforesaid from time to time as often as any rent or any other amount due shall fall due or be in arrears, including without limitation for the same amounts due as previously confessed if and to the extent that a previous confession of judgment shall be stricken or otherwise invalidated without a final decision on the merits of the claim. Such powers may be exercised as well after the expiration of the original term, during any extension or renewal, and/or after the termination of this Lease.

(b) When this Lease shall be terminated by reason of a default by Lessee or any other reason whatsoever, either during the original term of this Lease or any renewal or extension thereof, and also when the term hereby created or any extension thereof shall have expired, it shall be lawful for any attorney as attorney for Lessee to confess judgment in ejectment and to file an agreement for entering in any competent court an amicable action and judgment in ejectment against Lessee and all persons claiming under Lessee for the recovery by Lessor of possession of the leased premises, for which this Lease shall be Lessor's sufficient warrant. Upon such confession of judgment for possession, if Lessor so desires, a writ of execution or of possession may issue forthwith, without any prior writ or proceedings whatsoever. If for any reason after such action shall have been commenced, the same shall be determined and the possession of the leased premises shall remain in or be restored to Lessee, then Lessor shall have the right upon any subsequent or continuing default or defaults, or after expiration of the Lease, or upon the termination of this Lease as hereinbefore set forth, to bring one or more amicable action or actions as hereinbefore set forth to recover possession of the leased premises.

(c) In any amicable action of ejectment and/or for rent in arrears or other amount due, Lessor shall cause to be filed in such action an affidavit made by Lessor or someone acting for Lessor setting forth the facts necessary to authorize the entry of

judgment, of which facts such affidavit shall be conclusive evidence. If a true copy of this Lease shall be filed in such action (and of the truth of the copy such affidavit shall be sufficient evidence), it shall not be necessary to file the original Lease as a warrant of attorney, any rule of court, custom or practice to the contrary notwithstanding.

(d) Lessee expressly agrees, to the extent not prohibited by law, that any judgment, order or decree entered against it by or in any court or magistrate by virtue of the powers of attorney contained in this Lease shall be final, and that Lessee will not take an appeal, certiorari, writ of error, exception or objection to the same, or file a motion or rule to strike off or open or to stay execution of the same, and releases to Lessor and to any and all attorneys who may appear for Lessee all errors in the said proceedings and all liability therefor.

INITIALS: ____________

20. <u>Waiver</u>:

Failure of Lessor to seek redress for violation of or to insist upon the timely performance of any of the terms, covenants or conditions of this Lease (regardless of the length of the breach), shall not be deemed to be a waiver by Lessor of any of his rights hereunder. No waiver by Lessor at any time, expressed or implied, of any breach of any provision of this Lease shall be deemed a waiver of the breach of any other provision of this Lease or a consent to any subsequent similar breach or breach of any other provision. The consent or approval by Lessor to or of any act by Lessee requiring Lessor's consent or approval shall not be deemed to render unnecessary Lessor's consent or approval to or of any subsequent similar act by Lessee. No breach of a covenant or condition of this Lease shall be deemed to have been waived by Lessor, unless such waiver be in writing signed by Lessor. No acceptance by Lessor of any partial payment shall constitute an accord or satisfaction but shall only be deemed a partial payment on account.

21. <u>Fire and Other Casualty</u>:

If the Premises are damaged by fire, subsidence, vandalism or any other casualty not occurring through the negligence of the Lessee or Lessee's employees, contractors, invitees or agents, to an extent that the same cannot be repaired or restored within a reasonable time, this Lease shall terminate and the rent shall abate for the balance of the term. If the damage is only partial such that the Premises can be restored within a reasonable time, Lessor shall restore the same with reasonable promptness, provided the Lessor shall not be required to repair or replace Lessee's stock, fixtures, equipment and furniture unless such damage is caused by Lessor, his employees, agents, representatives or independent contractors. The rent shall be apportioned and suspended during the time Lessor is in possession, taking into account the proportion of the Premises rendered untenantable and the duration of Lessor's possession.

Lessor shall make such election to terminate the Lease or repair the Premises within thirty (30) days from the date the Premises has been destroyed or damaged. Lessor shall not be liable for any damage, compensation or claim by reason of inconvenience or annoyance arising from the necessity of repairing any portion of the building, the interruption in the use of the Premises, or the termination of the Lease by reason of the damage or destruction of the Premises.

If the fire or other casualty is caused by the act or neglect of Lessee or Lessee's employees, contractors, invitees or agents, Lessee shall pay for all repairs and other damage.

22. **Subordination to Mortgage:**

This Lease shall be subject to and subordinate to the lien of any mortgage on the Premises whether now existing or hereafter entered into by Lessor. Lessee hereby agrees to sign all papers necessary to give any mortgage priority over this Lease.

23. **Surrender:**

Upon expiration or other termination of the term of this Lease, Lessee shall peaceably and quietly quit and surrender the Premises in good condition, ordinary wear and tear excepted.

24. **Notices:**

Any notice, consent, approval, submission or demand given pursuant to this Lease shall be in writing and shall be deemed given if hand delivered or mailed by registered or certified mail, return receipt requested, postage prepaid to the parties at the respective addresses set forth above, or such other address as the parties may designate by notice to each other. Any such notice shall be deemed to have been given on the date hand delivered or on the delivery date shown on the certified or registered mail receipt for such notice, except that if any such notice is returned to the sender by the Postal Service because of nondelivery for any reason, the notice shall be deemed to have been given on the earliest date on which delivery by the Postal Service was attempted, as indicated by the Postal Service endorsement(s) on the returned notice.

25. **Severability:**

If any provision of this Lease shall be invalid or unenforceable, the remainder of the provisions of this Lease shall not be affected thereby and each and every provision of this Lease shall be enforceable to the fullest extent permitted by law.

26. **Interpretation:**

As used in this Lease and when required by context, each number (singular or plural) shall include all numbers, and each gender shall include all genders. Time is and shall be of essence of each term and provision of this Lease. This Lease constitutes and expresses the whole lease of the parties hereto with reference to the subject matter hereof and to any of the matters or things herein provided for or hereinbefore discussed or mentioned in reference to the subject matter hereof; all prior promises, undertakings, representations, agreements, understandings and arrangements relative thereto being herein merged. No alteration, amendment, change or addition to this Lease shall be binding upon Lessor or Lessee unless reduced to writing and signed by each party.

27. **Governing Law:**

This Lease and the rights and obligations of the parties hereto shall be interpreted and construed in accordance with the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, Lessor and Lessee have executed this Lease as of the day and year first above written.

WITNESS:	**LESSOR:** LINDEN COURT PROPERTIES, L.P.
By:__________________________	By:__________________________ Managing Member
ATTEST:	**LESSEE:** AMERICAN DEBT WORKS, INC.
By: [signature]	By: [signature] CEO

Exhibit 5

Driver License Patent

and

Casino Patent

CHEKXCEPT ANTI-FRAUD SYSTEM
DRIVER LICENSE
U.S. PATENT COPY

INVENTION TITLE

ChekXcept Anti-Fraud Identification System

SPECIFICATIONS

[Para 1] Title of Invention

This invention will help to eliminate fraud at the point of sale by having check writers swipe their driver license or state issued ID card at a point of sale to identify themselves. The swiped identification information is then cross referenced via the Internet with other information the check writer has voluntarily provided in the ChekXcept Anti-Fraud Identification System, ("CAIDS"). The cross reference function determines a number of factors, detailed and explained in Paragraph 2 herein. The inventor, Louis Perosi, Jr., is the CEO of a collection company specializing in the collection of bad checks. The check collection industry is a reactive industry whereby nothing happens until a check writer bounces a check. The only information available to collect the bad check is located on the check itself. Sometimes this information is incomplete and illegible. The proposed invention is a proactive approach to the check collection industry. The inventor saw the need for this system after eight years in the industry. The inventor resides at 153F Hyland Drive, Penn Estates, Stroudsburg, PA 18360. His mailing address is PO Box 48, Stroudsburg, PA 18360.

[Para 2] Cross Reference

The Examiner may, at first glance, conclude this invention to be the same as a debit card or credit card. In fact, the use of the driver license or state issued ID card is unique for identifying a check writer and giving approval to use a check at the point of sale. While a license may be swiped to obtain age information, the proposed invention is specifically designed for anti-fraud purposes in writing a check. It provides two assurances to the merchant: First; the merchant is assured of the check writer identification and; second, the merchant is given assurances that the paper check or virtual check offered by the check writer is a low risk to the merchant. Unlike credit cards, this invention does not provide any credit for the check writer. Unlike debit cards, this invention does not remove the money from the consumer's bank account at the time of the transaction but relies on the 24 to

36 hour float time a paper check takes to clear. Even in the instance of the check writer using a virtual DOT.chek, the time for transfer of the funds from the consumer to the merchant remains 36 hours. Furthermore, this invention is not a negative data base of bad check writers which is a standard method of attempting to eliminate bad check writers at the point of sale. This invention is a data base of registrants who have voluntarily provided their contact information to ChekXcept, pay to be in the data base each month and use their driver license or state issued ID card to identify themselves at a point of sale in any participating merchant.

[Para 3] Federally Sponsored Research

The inventor has not been granted any federally sponsored funds for research and development of this invention.

[Para 4] Parties to Joint Research

There are no parties to a joint research agreement.

[Para 5] Sequence Listing

This patent application does not have any "Sequence Listing", table or computer program appendix submitted on a compact disc.

[Para 6] Background of Invention

This invention was designed as a result of a small business that started in 2001. Louis and Glenetta Perosi began a check collection company in February, 2001. Louis quickly saw that the industry was designed to provide minimum collection efforts to merchants while "selling" merchants all types of verification systems and guarantee services that made the collection companies successful while recovering only a minimum of the lost revenue. In fact, many of the services sold by collection companies cost more than the total lost revenue for a twelve month period. Mr. Perosi began creating a concept whereby check writers who do not bounce checks can be identified at the point of sale. At first he planned to issue a new card called the ChekXcept Card. But most consumers carry too much plastic in their wallets already so he decided to use a driver license and/or state issued ID card. Each holder of a driver license or state issued ID card could apply for membership in the ChekXcept Anti-Fraud ID System and provide extensive contact information. Once approved, the could use their driver license or state issued ID card at the point of sale to be identified when writing a paper check or virtual check.

[Para 7] Brief Summary of Invention

The present invention relates to the use of a pre-approved driver's license or state issued identification card in a data base comprised of voluntary registrants who present their driver license or state identification card at a point of sale prior to writing a paper check or a virtual DOT.chek. The information on either card is checked against information n the ChekXcept Anti-Fraud Identification System, ("CAIDS").

[Para 8] Brief Description of the Several Views of the Drawing

Figure 1: is a schematic flow drawing outlining key components of the Invention.
Figure 2: is a schematic flow diagram outlining additional components of the invention.
Figure 3: is a schematic flow diagram outlining the use of a DOT.Chek, swipe charges and Check Writer Credit Scores.
Figure 4: is a schematic flow diagram outlining report methods available from the ChekXcept Anti-Fraud ID System.

[Para 9] Detailed Description of Invention

The invention is comprised of the following components:

(1) Check writers must apply and receive a pre-approved registration in the CAIDS data base to obtain paper check or DOT.chek writing privileges at all participating merchants.

(2) All applicants for registration in the CAIDS data base must complete an application form; and the information must be verified before the registration is accepted. Once accepted, the information is continually stored in the CAIDS data base.

(3) Participating merchants will require registrants to swipe or scan a personal driver's license or a state issued identification card (hereinafter both cards referred to as "DLSID" cards) at the point of sale.

(4) The information is sent via the Internet to the CAIDS server which compares the information in the DLSID cards to the registrant information in the CAIDS data base.

(5) If the information on the driver's license is correct, the CAIDS software will then search for other information which might prevent the registrant from writing a paper check or DOT.chek at the point of sale.

(6) If the DLSID card is not found in CAIDS data base, the DLSID card information is sent, via Internet, to a national DLSID card data base where it is checked against national records from all states.

(7) When the search is complete, information is sent back to the point of sale and the ChekXcept registrant is approved or denied. The point of sale device will print out a code for the check writer if denied.

(8) Code 1 is a valid driver's license not registered in the CAIDS data base, (Denied). The information is also captured and stored in CAIDS data base and an enrollment application is sent automatically to the holder of the DLSID card. Code 2 is an outstanding bad check, (Denied). Code 3 is a failure to update their contact information in the CAIDS data base, (Denied). Code 4 is registration expired, (Denied). Code 5 is a failure to renew annual registration, (Denied). Code 7 is where a card is not in the CAIDS data base and is found to be an invalid, stolen or fraudulent DLSID card in the national records data base. The check writer is denied at the point of sale with the Code 7 and a message is sent to the CAIDS data base which then is sent to the local police, (Denied).

(9) Code 6 is an Approved message allowing the registrant to write a paper check.

(10) Code 8 is an Approval to write an electronic check called a DOT-check. In this instance, registrant swipes the driver's license, selects the DOT.chek option on the swipe device and waits for approval. Once approved, the registrant signs a printed receipt much like a credit card receipts which completes the transaction. The signing of this printed

receipt authorizes ChekXcept to execute an electronic debit from the registrant's bank account 36 hours after the actual transaction at the point of sale. Therefore, the debit transaction functions like a virtual check in that the funds are not taken immediately from the registrant's bank account as in a debit card transaction.

(11) All ChekXcept registrants must renew their registration annually. All registrations have a one year expiration and must be renewed for subsequent one year periods.

(12) Registration in the CAIDS data base will cost registrant $0.42 per month.

(13) The charge to the merchant for the swipe of a DLSID card will be $0.10 or ¼ of 1% of the transaction total whichever is greater, not to exceed $0.50 per transaction.

(14) Every year ChekXcept does spot checks of the registrant's information on file to insure the account and contact information is current.

(15) If ChekXcept finds information that is not current, the registration number is revoked; ChekXcept notifies the registrant and; waits until registrant brings information current at which time ChekXcept reinstates registrant.

(16) Every new ChekXcept registrant will receive a credit score of 200 points.

(17) If a ChekXcept registrant does not move, does not bounce a check and does not change any other contact information during the course of one year, they receive additional points to their credit score. If they do change contact information, their credit score is lowered.

All the above steps result in a pro-active approach to providing a check payment solution at the point of sale. The entire check collection industry is reactive. In the present state of the check collection industry, revenue recovery only begins after a check is returned unpaid. Subsequently, the only information a merchant or collection company will have to collect that bad check is the information written on the cancelled check. Many times a cancelled check is illegible. The CAIDS represents an innovation in the use of checks at the point of sale. It should be noted that this invention IS NOT for credit cards or debit cards. This invention is an anti-fraud system to prevent fraudulent checks from being written and to allow good check writers a way to use a paper check or a DOT.check at the point of sale without the customary hassle. With this system, the merchant knows that all check writers that have registered in the CAIDS data base have submitted all their information voluntarily and can be quickly found in the event any check is returned unpaid. In addition, the registrant is likely to be a person who does not write bad checks since they were willing to provide all their contact information. The use of a driver's license or State ID card at the point of sale to identify the check writer speeds up the transaction at the point of sale and provides benefits for both the ChekXcept registrant and the merchant.

In places where there is no electrical power for swipe machines like flea markets, participating merchants can use the same devices found at in stores and the same validation procedure of the check writer except the devices for outdoors are wireless.

WHAT IS CLAIMED IS:

[Claim 1] An Identification System for the pre-registration of check writers who voluntarily register their contact information prior to writing a paper check or a DOT.chek at all participating merchants. This prevents fraud at the point of sale. Each registrant must complete an application which is verified for accuracy before the registration process is complete. The registrant pays $0.42 per month for being registered in the CAIDS data base. At the point of sale, a DLSID card is swiped through a card reader. If the consumer is not registered in the CAIDS data base, the information from the DLSID card is sent to a national records database from all states for verification. If the DLSID card is found in the CAIDS data base, the information regarding the consumer is compared and if this is valid, the other tests for denial are made against the data on file and a message will be sent to the point of sale.

[Claim 2] The use of driver's license or State ID card to write a virtual check at the point of sale. The holder swipes the card, and if approved, the holder selects "DOT.chek" on the swipe device. A receipt prints out. The holder signs the receipt verifying the transaction. One copy remains with cashier, one copy to consumer. Consumer may also electronically sign the swipe device itself and use the register tape as a receipt. Either way this action initiates a debit bank transaction 36 hours later from consumer bank account.

[Claim 3] The invention is unique. It prevents fraud at the point of sale. It allows check transactions to move quickly with verification of the check writer prior to writing the check. It eliminates the high cost to the merchant associated with credit and debit card usage. It provides good check writers with a credit score that can be used to determinate risk.

ABSTRACT

The objective of the invention is to provide merchants and consumers with a pro-active process by which they can transact business at the point of sale with a check payment solution. This is a unique payment solution that (1) protects merchants against bad check writers, (2) helps prevent fraud, (3) offers good check writers an opportunity to use a check without the hassle normally associated with this payment solution, (4) helps reduce the cost of doing business for merchants by eliminating the need for expensive check guarantee services (5) helps to prevent increases in the cost of goods and services as a result of lost revenue from bad check writers and (6) allows consumers to use an electronic check using their driver's license or a State ID card.

Title of Invention

"ChekXcept" Anti-Fraud Identification System

Drawing Description

Figure 1: is a schematic flow diagram outlining key components of the Invention 10.

Figure 2: is a schematic flow diagram outlining additional components of the invention 10.

Figure 3: is a schematic flow diagram outlining the use of a DOT.Chek , swipe charges and Check Writer 12 Credit Scores.

Figure 4: is a schematic flow diagram outlining report methods available from the ChekXcept Identification System 32.

Description List

10: is the Overall Invention
12: is the Check Writer or Consumer
14: is a State Issued ID Card
16: is the ChekXcept Application
18: is the Participating Merchant
20: is the ChekXcept Website www.chekxcept.com
22: is a Check
24: is Cash
26: is the Credit Score of the Registrant 32
28: is the Registrants Information
30: is the ChekXcept Identification System
32: is the Registrant in the ChekXcept Identification System
34: is the Registrants Personal State Driver License
36: is the Registrants Identification Number in the ChekXcept Identification System
38: is the Point of Sale Swipe Device for swiping or scanning a Driver's License


FIG. 1
16
12
Check writer 12
applies to be registered in the ChekXcept Identification System 30 by completing an Application 16
Information 28 is verified before Registration is approved.
Registrant 32 will be identified at the point of sale by their Personal Driver's License 34 or State Issued ID Card 14. Registration must be renewed annually.
34
CALIFORNIA
Maintaining Registrant 32 in ChekXcept Identification System 30 costs Registrant 32, $0.42 per month
30
If Information 28 is NOT CURRENT during spot check or at time of transaction, ChekXcept will notify Registrant 32 at point of sale that the registration number 33 has been revoked and the transaction will be denied. Registrant 12 must make Information 28 current before registration is renewed. Driver License 34 and State Issued ID Card numbers 14 used to identify Check Writers and Consumers 12 would be denied at the point of sale for purposes of purchasing goods or services until Registrants Information 28 in the ChekXcept Identification system 30 is brought current.
Information 28 on Registrant 32 is stored in the ChekXcept Identification System
During year CheckXcept will do a "SPOT CHECK" to insure information is current.
34
The Identification Number 36 is reinstated when Registrant 32 makes the Information 28 current
CALIFORNIA
24
The Registrant 32 can use a Check 22 like Cash 24 or write a DOT Check at the Point of Sale with any Participating Merchant 18 within the ChekXcept Network.
14
12
All participating merchants 18 are listed and links are provided on the website
20
www.chekxcept.com
To verify their Registration in the ChekXcept Identification System 30, a Registrant 32 can use a State Issued ID Card 14 or their Personal State Driver's License 34. Either card can be used for validation of the ChekXcept Registration. The Driver License can also be used for verification of the Registrant 32 and payment of the transaction amount through by initiating a DOT.Chek.
To FIG.2



Cashier scans or swipes Registrants 32 card 14, 34 at point of sale. The Consumer 12 is identified through the magnetic strip on the card.
CALIFORNIA
34, 14
FIG.2
Query Driver's license number 34 or State Issued ID Card number 14
State Issued ID Card or Driver's License
Cross reference Registrants 32 Identification Number 36 using State Issued ID Card 14 or Driver's License 34 in the ChekXcept Identification System 30
If Registrant's Identification Number is not found in ChekXcept Identification System, cross reference driver's license with Legal Age Inc. database.
NO
YES
Cross reference Driver's License 34 with Legal Age Inc. database for validity of License with state data bases
Return status of Driver's License 34 validity to ChekXcept Information System
Message displays on point of sale device 38 as #1. Not registered and Denied or #7. Invalid Driver License 34
Information from point of sale 38 is saved. Invalid Driver license information is sent to police.
Check Writers 12 not registered in ChekXcept Identification System Database 30 holding a valid drivers license 34 are automatically sent enrollment application 16
END
Return status of Registration to point of sale device 38 as:
#2. Outstanding check – Denied
#3. Failure to update contact information – Denied
#4. Registration Expired – Denied
#5. Registration Lapsed – Denied
#6. Approved - paper check
#8. Approved – DOT.Chek
Point of sale devices print messages for each denial code or approved code. If approval is for DOT.Chek, a debit banking transaction will be initiated from consumers bank listed in Registrants Information 28 36 hrs from time of transaction, the same time it takes a paper check to clear.
To FIG.3

FIG.3



DOT.Chek proceeds will be transferred to merchant account within 36 hours of time of transaction at point of sale.
ChekXcept receives $0.10 or ¼ of 1% of the transaction total, whichever is greater, not to exceed $0.50, each time a card is swiped at the point-of-sale.
14
CALIFORNIA
To FIG.4
18
To Data Base
30
E
Each year all Registrants 32 must update their information 28 online before their Registration 36 is renewed.
1
32
Every Registrant 32 receives a credit score 26 of Two Hundred points.
Credit Score 200 Points Credit Score
Additional points added to credit score 26.
POINTS
No changes to contact information 28
No bounced checks
Does NOT move
Credit score 26 is lowered if contact information 28 changes
All Registrants 32 are automatically
USA
enrolled in the
National Association of Check Writers
14,34
CALIFORNIA
32

FIG.4



Select Reports
Select review transactions
Select End of day
Hand Units with printers will print a list of names, (First initial, Last name) with the status code, and the transaction time.
Header and footer of this printout can be changed by ChekXcept and would be downloaded during authorize process.
Transmit to ChekXcept that the unit is closing out for the day.
Return updated header/footer message and firmware updates to unit
Hand Units with printers will print a list of names, (First initial, Last name) with the status code, and the transaction time.
Header and footer of this printout can be changed by ChekXcept and would be downloaded
Purge all saved information.
Quit

CASINO PATENT

Title of Invention

"Kiosk that Accepts "Broken Paper Vouchers", Tokens, Player Cards and Cash for Charity".

Drawing Description

*Fig.1: is a system schematic of the invention **10.***

*Fig.2: is a user flow diagram of the invention **10.***

*Fig.3: is a flow diagram of the invention **10** illustrating the "Voucher, Token, Player Card Option".*

*Fig.4: is a flow diagram of the invention **10** illustrating the "Cash Option".*

Description List

10: is the overall invention.

12: is the kiosk.

14: is the touch screen, with touch screen keyboard.

16: is the advertisement and information screen

18: is the voucher/cash reader

20: is the player card reader

22: is the token slot and reader

DESCRIPTION

[Para 1] The present invention relates to a custom kiosk for casino's that accepts "broken paper vouchers", player card credits, tokens and cash for charity. A broken voucher is typically a paper voucher worth less than the minimum bet or just a few pennies. These paper vouchers are discarded by players and the money represented by these penny vouchers is apparently escheated by each state after a period of time. This invention proposes to re-direct those pennies through a new process for the benefit of a charity of the casino's choice.

[Para 2] The device is comprised of the following components:

- Every casino in America uses paper vouchers that print out of their slot machines when a player presses "cash out". The paper voucher is not only electronically accounted for by the casino's accounting system but it has a bar code imprinted on it unique to the casino. Vouchers by one casino cannot be redeemed by another casino.

Casino Acceptance Corporation ("CAC"), and the inventor propose to develop a kiosk designed to collect charitable donations and interface with the software of a casino so paper vouchers, player card credits, tokens and cash can be read by the kiosk and an electronic accounting of the vouchers, player card credits, tokens and cash will be calculated by the kiosk software.

All charitable donations from paper vouchers received at each kiosk and presented to the casino will be redeemed by the casino and transferred electronically to a donation account established by CAC. In addition, all casinos use player's cards which presently earn credits depending on the amount gambled by the player. A kiosk will also allow a player to insert a player card and donate all or any portion of the credits on the card.

All charitable donations from player card credits received at each kiosk and presented to the casino will be redeemed by the casino and transferred electronically to a donation account established by CAC. The readers on a kiosk will be programmed for the specific casino where the kiosk is to be placed.

The paper money and voucher readers as well as the player card reader and cash reader are a necessary part of the invention. The touch screen is also necessary to obtain donor information. In addition, the first screen is necessary to educate the players on what the pennies donated to charity can do for community, state and national projects.

The software within the kiosk is also essential because it reads, monitors, stores and reports all transactions.

Drawing Description

- Fig.1: is a system schematic of the invention 10.
- Fig.2: is a user flow diagram of the invention 10.
- Fig.3: is a flow diagram of the invention 10 illustrating the "Voucher, Token, and Player Card Option".
- Fig.4: is a flow diagram of the invention 10 illustrating the "Cash Option".

Description List

- 10: is the overall invention.
- 12: is the kiosk.
- 14: is the touch screen, with touch screen keyboard.
- 16: is the advertisement and information screen
- 18: is the voucher/cash reader
- 20: is the player card reader
- 22: is the token slot and reader

[Para 3] The kiosk will have two screens. A top screen for advertisement and education showing how the penny vouchers, players card credits, tokens or cash can add up to sizable donations for charity. The second screen is a touch screen that will allow a person to enter information and obtain a charitable receipt. The person can enter their name, address and other information to receive a receipt. The transaction information will be saved in our data base for two years.

[Para 4] A reader will be available at each kiosk to read the casino penny vouchers or cash for those individuals that may have won at the casino and would like to donate some cash to charity. A player card reader will also be available at each kiosk to read a player card and allow the card holder to transfer credits from the card to the kiosk software.

A player would walk up to the kiosk, anytime while they are in the casino or before they are leaving the casino, scan in the penny voucher, cash or insert their tokens or a player card, and the touch screen would then ask "Do you want a receipt?" If they do not want a receipt, they simply touch "done" or "no" on the screen and walk away. If they do want a receipt, they touch yes on the screen and the player must enter some personal information for basic record keeping such as name, address and telephone number before a receipt will print out. Vouchers are scanned by the reader; information contained on the voucher is captured by the kiosk software and electronically transmitted, once per day, to CAC and also sent to the casino for redemption.

If the donation is in cash, a record is made of the donation. The time of day and the donation amount is stored by the kiosk software and this information is also sent to the casino. If the donation is a token or, credits from a player's card, that information is also captured by the kiosk software and electronically transmitted, once per day, to CAC and also sent to the casino for redemption. The casino will capture the voucher information, token or player card information and each month electronically transfer the amount of the collected vouchers, tokens and player card credits to a bank account set up by CAC for that purpose.Cash will be collected once per month by a CAC technician and a record of that collection will be given to the casino electronically. Conventional bill, voucher readers and player card readers are used in slot machines at casinos all across the nation.

[Para 5] A kiosk can be used in airports, sports arenas and shopping malls and tourist parks like Walt Disney World. Instead of accepting vouchers, tokens, cash or player cards, kiosks placed in locations other than casinos will only accept debit and credit cards and credits from a theme park card. No cash.

[Para 6] This invention can produce the capital needed for health clinics, science discoveries and disaster relief.

[Para 7] There is nothing that exists in casinos' today or in public areas to focus a person's attention on the concept of charitable donations within a casino, resort, mall, arena, airport or other location where people spend money or recreate.

[Para 8] This invention allows money from "broken vouchers", player's card credits, tokens or cash in casinos to be collected by a specially designed kiosk and used for local or national charities. Broken vouchers are paper vouchers printed from slot machines worth just pennies and are typically discarded by the players.

[Para 9] This same kiosk, custom designed for other locations such as theme parks, malls, airports, arenas, etc. can be placed in these locations and will accept only debit, credit and specialty cards. No cash will be accepted in these kiosks. This invention will create "good will" for the locations it may be placed in and indirectly help thousands of people through the dollars it will direct to charity.

What is claimed is:

[Claim 1] A custom kiosk that accepts "broken paper vouchers", players card credits, tokens, cash or other electronic credits or debits for charity.

ABSTRACT

[Para 10] Currently, paper vouchers worth $0.10 or less are left by players in casinos because they are not worth enough money for the player to find a redemption machine and redeem the voucher for pennies. Players typically throw them away, leave them hanging from a slot machine or throw them on the floor or between the machines.
The casino and employees of the casino cannot pick up the vouchers. The money from the penny vouchers is eventually escheated by the state. We propose that players become educated that all those pennies can help to save lives or rebuild a community in a disaster. By inserting these penny vouchers, in addition to credits transferred from a player card, tokens or cash into the kiosk, the money can be collected and used for the charity of the casino's choice.

8224565

1/2


10
VOUCHER, PLAYER CARD OR TOKENS ARE INSERTED INTO APPROPRIATE READER
INFORMATION FROM VOUCHER, PLAYER CARD OR TOKEN IS CAPTURED BY KIOSK SOFTWARE
IF PLAYER CARD IS INSERTED INTO PLAYER CARD SLOT, PLAYER USES TOUCH SCREEN TO DETERMINE THE AMOUNT OF CREDIT TO TRANSFER FROM CARD AND DONATE
IF PLAYER DOES NOT WANT A RECEIPT FOR THE TRANSACTION, PLAYER TOUCHES "NO" ON THE TOUCH SCREEN AND TRANSACTION IS COMPLETED
IF PLAYER WANTS A RECEIPT FOR A TRANSACTION, PLAYER TOUCHES "YES" ON TOUCH SCREEN AND MUST ENTER SOME BASIC INFORMATION VIA TOUCH SCREEN KEYBOARD SUCH AS NAME, ADDRESS, TELEPHONE AND AMOUNT DONATED. ONCE ENTERED, PLAYER TOUCHES "DONE" AND A RECEIPT WILL PRINT OUT. THIS INFORMATION IS MAINTAINED BY THE COMPANY FOR TAX PURPOSES FOR A PERIOD OF TWO TEARS
INFORMATION FROM VOUCHERS, TOKENS OR PLAYER CARDS IS PRESENTED TO CASINO FOR REDEMPTION
VOUCHER, TOKEN AND PLAYER CARD INFORMATION IS TOTALED MONTHLY BY CASINO, REDEEMED AND AN ELECTRONIC TRANSFER ROUTES THE TOTAL AMOUNT TO A PREDETERMINED BANK ACCOUNT
10
16
14
22
20
18
12
PAPER CURRENCY
VOUCHERS

FIG.1

FIG.3

8224565

2/2



FIG.2
10
CASINO PLAYER WALKS UP TO KIOSK
PLAYER INSERTS VOUCHER, TOKENS, PLAYER CARDS OR CASH INTO THE APPROPRIATE KIOSK READER
KIOSKS COULD ALSO BE PLACED AT ANY LOCATION SUCH AS AMUSEMENT PARKS, AIRPORTS, MALLS SPORTS ARENAS, ETC.
IF PLAYER CARD, TOUCH SCREEN ASKS HOW MANY CREDITS PLAYER WISHES TO TRANSFER. PLAYER USES TOUCH SCREEN KEYBOARD TO COMPLETE TRANSACTION
DOES USER WANT A RECEIPT ?
NO
YES
USER TOUCHES "DONE" OR "NO"
SESSION ENDS
USER ENTERS NAME AND CONTACT INFORMATION
KIOSK PRINTS OUT RECEIPT OF TRANSACTION
10
CASH IS SCANNED BY THE READER
A RECORD IS MADE OF THE CASH DONATION
THE DONATION IS COUNTED AND AN ELECTRONIC MESSAGE IS SENT TO THE COMPANY TO REPORT THE TOTAL AMOUNT RECEIVED
CASH DONATIONS ARE PICKED UP BY COMPANY
DONATION IS DEPOSITED BY THE COMPANY AND AN ELECTRONIC REPORT OF DEPOSIT IS PREPARED
ELECTRONIC REPORTS OF CASH DONATIONS ARE SENT TO THE CASINO ON A MONTHLY BASIS

 FIG.4

Exhibit 6

Consent of Accountant

Jonathan B. Lipschitz
Certified Public Accountant
5 Downing Court
Chester, NJ 07930

June 4, 2010

American DebtWorks, Inc.
Mr. Louis Perosi, Jr.
P.O. Box 187
Sciota, PA 18354

Re: Consent for Exhibit

Ladies and Gentlemen:

I refer to the registration statement on Form 1-A, ("the Registration Statement"), under the Securities Act of 1933, as amended ("the Act"), filed by American DebtWorks, Inc., a Delaware corporation ("the Company"), with the Securities and Exchange Commission. I have examined the originals, photocopies, certified copies and other evidence of such records of the Company, certificates of officers of the Company and public officials and other documents as I have deemed relevant and necessary as a basis for my review. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents.

I hereby consent to the filing of this opinion letter relating to my review of the financial statements as an Exhibit to the Registration Statement which consent may be a requirement of the Act, or the rules and regulations promulgated there under.

Jonathan B. Lipschitz
Certified Public Accountant.

Exhibit 7

Consent of Attorney

TERRENCE QUIRIN
535 Conestoga Road
Villanova, PA 19085

June 14, 2010

American DebtWorks, Inc.
Mr. Louis Perosi, Jr.
P.O. Box 187
Sciota, PA 18354

Re: Consent for Exhibit

Ladies and Gentlemen:

I refer to the registration statement on Form 1-A, ("the Registration Statement"), under the Securities Act of 1933, as amended ("the Act"), filed by American DebtWorks, Inc., a Delaware corporation ("the Company"), with the Securities and Exchange Commission. I have examined the originals, photocopies, certified copies and other evidence of such records of the Company, certificates of officers of the Company and public officials and other documents as I have deemed relevant and necessary as a basis for my review. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on my examination, I am of the opinion that the securities being sold pursuant to the Registration Statement are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an Exhibit to the registration Statement of American DebtWorks, Inc. In giving my foregoing consent to file this letter as an Exhibit, I do hereby admit that I am in the category of experts and/or persons required to give such consent under the Act and the rules and regulations promulgated there under.

Terrence Quirin
Corporate Counsel.

Exhibit 8

Opinion Letter

TERRENCE QUIRIN
535 Conestoga Road
Villanova, PA 19085
610-687-8392

June 14, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re. Form 1-A Opinion Letter
Public Offering of 3,333,333 shares of Common Stock

Ladies and Gentlemen:

This Opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the filing of a Regulation A Offering on Form 1-A (the "Application"), with the Commission for American DebtWorks, Inc., a Delaware corporation, ("the Applicant"). I am acting as corporate counsel to the Applicant in connection with this Application, prepared by the Applicant and the Applicant's securities counsel under the Securities Act of 1933, as amended, relating to a proposed issuance by the Applicant of 3,333,333 shares of Common Stock at $1.50 per share for a maximum aggregate offering price of $4,999,999. For the purpose of rendering this Opinion, I have examined the Applicant's: (i) Articles of Incorporation, (ii) Bylaws, (iii) Resolutions of the Board of Directors including the authorization to issue common shares in a public offering pursuant to Regulation A and, (v) such other corporate records and documents of the Applicant I have deemed necessary or appropriate in order to enable me to render an informed Opinion as to the matters set forth in this letter.

1. **Organization & Authorization**. Applicant is duly organized, validly existing and in good standing under the laws governing its creation and existence and is duly authorized and qualified under the laws of the State of Delaware to transact any and all business contemplated by it, including the sale of its Common Stock in a Regulation A Offering. The execution, delivery and performance of the Form 1-A Registration Statement has been duly authorized by all necessary corporate action.

   No Conflict. The execution and delivery of the Form 1-A Registration Statement by the Applicant and Applicant's performance and compliance with the terms thereof (i) will not violate the Articles of Incorporation or Bylaws of the Applicant, (ii) will not constitute a default under or result in the breach of any agreement, oral or written, to which the Applicant is a party or which may be applicable to Applicant, and (iii) will not conflict with or result in the breach of the terms and conditions of any order, writ, injunction or decree of any court or governmental entity or of any law or regulation pertaining to Applicant.

2. **Enforceability.** Upon proper execution and delivery of the Form 1-A Registration Statement by duly authorized officers of the Applicant or Applicant's securities counsel, the Form 1-A Registration Statement shall constitute a valid securities filing by the Applicant and subject to review by the Commission.

3. **Litigation.** There is no litigation or governmental proceeding or action pending or threatened against or affecting the Applicant before any court or governmental department or agency which involves any substantial risk to or material adverse affect on the financial condition or business or Applicant. There is no pending investigation by any governmental agency having jurisdiction over or interest in the Applicant's business or activity.

4. **Not a Shell.** The Applicant has been and is now an on-going concern and has had full time on-going operations for more than six (6) years. The Applicant has a verified place of business and employs personnel in the regular daily course of its business.

In rendering this Opinion, I have examined original copies or certified, conformed or photostatic copies of corporate records of the Applicant. I have also examined such other certificates of public record, drafts of documents relating to this offering, and copies of such other documents as I deemed relevant and necessary as a basis for the Opinion hereinafter set forth.

In all such examinations, I have assumed the genuineness of all signatures, the authenticity of documents submitted to me as originals and the conformity to the originals of all documents submitted to me certified, conformed or photostatic copies. As to questions of material fact to this Opinion, I have relied upon statements and certificates of officers and representatives of the Applicant.

On the basis of the foregoing and my examination of such questions of law as I deemed relevant, it is my Opinion that the Applicant has satisfied all the prerequisites for filing the Application with the Commission and all the outstanding shares of capital stock of the Applicant have been duly authorized, validly issued and not subject to any preemptive or similar rights.

I am a member of the bar of the State of Pennsylvania and my Opinion is limited to matters governed by the federal laws of the United States and the general corporation laws of the State of Pennsylvania. The Applicant's operations are subject to Pennsylvania law as a foreign corporation operating therein. My examination is based on my familiarity of the Applicant as corporate counsel for the past six (6) years. Therefore, having reviewed all the materials of the Applicant, I consent to the Commission filing a copy of this Opinion as an Exhibit to the Registration Statement of the Applicant.

Very truly yours,

Terrence Quirin
Corporate Counsel

Exhibit 9

Sales Material

AMERICAN DEBTWORKS, INC.

Type of securities offered: **COMMON STOCK**
Maximum number of securities offered: **3,333,333***
Minimum number of securities offered: **333,333*** Price per security: **$1.50**
Total proceeds: If maximum sold: **$4,999,999** If minimum sold: **$499,999**
(See Questions 9 and 10)

- **Of the minimum/maximum shares offered by the Company, 16.8% of such shares, to a maximum of 561,124, are attributable to the selling security shareholders. (See Item 3 above).**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? **Not Applicable. However, if the Company does enter into a selling agreement with a registered broker/dealer in this Offering the commission to be paid to such broker/dealer would be 10%**

Is there other compensation to selling agent(s)? [ ] Yes [X] No
Not Applicable at the time of this filing. However, if the Company does enter into a selling agreement with a registered broker/dealer in this Offering, the Company would pay a non-accountable expense allowance of 3% of the price to the public.

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENTS IN SMALL BUSINESSES INVOLVE A HIGH DEGREE OF RISK. EVERYONE SHOULD CONSIDER THESE RISKS BEFORE INVESTING ANY FUNDS IN THIS ISSUE UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company: [ ] Has never conducted operations. [ ] Is in the development stage.
[X] Is currently conducting operations. [ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify): (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
New York	**To Be Filed by Coordination**	**Not Known**
New Jersey	**To Be Filed by Coordination**	**Not Known**
Florida	**To Be Filed by Coordination**	**Not Known**

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments consists of a total of 42 pages.

THE COMPANY

Exact Corporate Name: **AMERICAN DEBTWORKS, INC.**

State and Date of Incorporation: **Delaware - February 16, 2000**

Street address of Principal Office: **One Linden Court**
P.O. Box 187
Sciota, PA 18354

Company Telephone Number: **570-801-7800**

Fiscal year: **December 31st**

Person(s) to contact at Company with respect to offering: **Louis Perosi, Jr.**

Telephone Number (if different from above): **570-801-7800**

RISK FACTORS

The purchase of the Shares involves significant risks. Each prospective investor should carefully consider the following risk factors and should consult with his/her own legal and financial advisors before making an investment decision.

1. **Cautionary Statements:** The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in such forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to: (a) adverse economic conditions, (b) intense competition for the purchase of accounts receivables, (c) the ability to attract qualified personnel, (d) lower than anticipated collection rates on accounts receivable, (e) cost overruns in collecting accounts, (f) establishing a telecommunications infrastructure, (g) unanticipated operating costs, (h) loss of customers, (i) inability to obtain customers, (j) inability to purchase accounts receivables at acceptable prices, (k) inability to acquire complimentary businesses, (l) the acquisition of a new business that may cause the Company to incur operating losses, (m) the limited operating history of the Company and its affiliates, (n) employment terminations, (o) government regulation, (p) inadequate capital to purchase accounts receivable and, (q) lower sales and revenues than forecast. The Company's ability to earn fees on accounts receivables is generally contingent on its collection of those accounts, which may not be collectible due to reasons beyond the Company's control. In addition there is the risk of litigation and administrative proceedings involving the Company, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in the Offering Circular, including those other risk factors set forth below, all of which may impact and affect the forecasted statements.

2. **Company Needs Infrastructure:** The Company will utilize a portion of the net proceeds to introduce Company programs and manage the projected growth of the ChekXcept ID System (see "*Business – Driver License Program*"). The development of the Company's business is subject to substantial risks, including cost overruns, the availability of capital, hiring qualified personnel, licensing requirements and other risks. There can be no assurance that the Company can raise the capital it requires to develop its infrastructure. In the event the Company raises only the minimum capital, this may not be sufficient to meet the proposed increased infrastructure requirement (see "*Use of Proceeds*").

3. **Risks of Expansion:** Future internal growth will depend on numerous factors, including the effective and timely development of relationships with client merchants; the Company's ability to maintain the quality of services it provides to client merchants who originate debt items and; the recruitment, motivation and retention of qualified personnel. Sustained growth may also require the implementation of enhancements to its operational and financial systems and may require additional management, operational and financial resources. Any failure to manage expanded operations effectively could have a materially adverse affect on the Company's business results (see "*Current Business and Related Matters*").

4. **Labor Availability:** The collection industry is labor intensive and generally experiences a high rate of turnover in personnel. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and may adversely impact the overall recovery of returned checks. If the Company were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly curtail its operations. There can be no ssurance that the Company will be able to continue to hire, train and retain a sufficient number of qualified employees. Activities by other companies in this or similar industries, including the collection agency and tele-services industries and the impact of new companies on the labor market, could have a materially adverse affect on the Company and may increase hourly wages and the costs of benefits necessary to recruit and retain sufficient numbers of qualified employees (see "*Competition and Industry Statistics*").

5. **Dependence on Technology - Risk of Business Interruption:** The Company's success will be dependent in large part on its investment in sophisticated telecommunications and computer systems, including future purchases of predictive dialers, automated call distribution systems and digital switching equipment. The Company plans to invest significantly in technology in an effort to remain competitive. Moreover, computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles, which require the company to anticipate and stay current with technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the capital resources available to invest in new technologies. In addition, the Company's business will be highly dependent upon its computer and telecommunications equipment and proprietary software systems (*see "Business and Properties - Hard Money Department"*), the temporary or permanent loss of which, through casualty or operating malfunction, could have a materially adverse affect on the Company's business. In the normal course of its business, the Company must record and process significant amounts of data quickly and accurately and maintain said data in databases. Any simultaneous failure of both of the Company's systems or DebtMaster software and its backup systems could cause interruptions in the Company's operations and could have a material adverse affect on the Company. The Company's business will also be dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services or any significant interruption in telephone services could have a materially adverse impact on the Company.

6. **Competition:** The Company will experience significant competition in the collection business. The check collections industry, as well as medical and credit card collections, remains highly fragmented with approximately 6,000 commercial collection agencies. According to American Collectors Association International, the top ten firms control less han 20% of industry revenue. Many competitive companies are larger and have greater capital and other resources than the Company. There can be no assurance that the Company will be able to compete with its future or existing competitors (*see "Competition and Industry Statistics"*).

7. **Substantial Discretion of Working Capital:** Certain funds from this Offering will be used as working capital. Management has not identified the use of these funds. Therefore, management will have substantial discretion in the allocation of these net proceeds *(see "Use of Proceeds")*.

8. **Government Regulation:** While the Company is not a credit card issuer, certain of its operations may be affected by laws and regulations applicable to credit card issuers. The relationship of a customer and a creditor is extensively regulated by federal and state consumer protection and related laws and regulations. Significant laws including the Fair Debt Collection Practices Act ("FDCPA"), Federal Truth-In-Lending Act, Fair Credit Billing Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and Electronic Funds Transfer Act (and various federal regulations which relate to these Acts), including the Patriot Act, as well as applicable and comparable statues in the states in which customers reside or in which originating institutions are located are some of the related laws and regulations. If certain of these laws apply to the Company, failure to comply could have a material adverse affect on the Company. Furthermore, state law generally requires collection firms to be licensed by said state before a firm can collect receivables in that state. The Company is licensed to conduct check collections in New Jersey, Pennsylvania, New York, Florida, Missouri, Delaware and West Virginia. It plans to apply for licensing in other states as needed. There is no assurance if or when the Company will obtain the necessary state licensing to engage in servicing and collection activities in states other than those it is now licensed in. Additional consumer protection laws may be enacted that could impose new laws governing the collection of returned checks and other debt, any of which new laws or rulings that may be adopted may adversely affect the business of the Company. The failure of the Company to comply with such new laws could adversely affect the Company's ability to collect various forms of debt.

9. **Limited Operating History:** The Company was formed on February 16, 2000 and initially operated part time. It began full time operations in earnest in March 2005. Therefore the Company has a limited operating history and such history has been focused on the collection of returned check items. Although the management team has experience in the collection of returned checks and other debt, the Company believes that its success will depend in large part on its ability to

(i) expand its check collection business, (ii) develop a strong support team, (iii) compete in new surrounding geographical areas and, (iv) introduce new ideas and programs to increase merchant interest in the Company's service. There is no assurance that the Company or any of its programs will be profitable or that the Company will have sufficient capital to implement its business plan (see "*Business and Properties*").

0. **Control by Affiliate:** Upon the completion of this Offering and in the event the minimum shares offered hereby are sold, management of the Company will own 65.2% of the Company's voting securities through the ownership of 1,309,520 shares of Common Stock and 1.4 million Shares of Voting Preferred which has 10 for 1 voting rights. In the event the maximum shares offered hereby are sold, control persons of the Company will own 59.4% of the Company's voting securities through the ownership of 1,309,520 shares of Common Stock and 1.4 million Shares of Voting Preferred which has 10 for 1 voting rights. Accordingly, the Officers, Board of Directors and principals will have indirect control over the affairs of the Company. Shareholders will have a minority vote in the matters which may require shareholder approval and will be unable to have an effective vote in the election of the Board of Directors *(see "Principal Shareholders").*

11. **No Assurance of the Successful Public Sale of the Shares:** The shares offered hereby are being offered on a "Best Efforts" basis. They may be offered by selected registered agents employed by the Company or through broker/dealers who may enter into selling agreements with the Company. The shares may also be offered for sale through the Company's Officers and Directors without compensation. There can be no assurance that the Company will be able to sell any shares offered hereby. In the event only the minimum shares offered herein are sold, the Company may be unable to meet its projected Use of Proceeds and business plan *(see "Use of Proceeds", "Description of Offering "and "Risk Factors- No Independent Underwriter").*

12. **Limited Liability of Officers and Directors:** The Company's Certificate of Incorporation and By-Laws provide that a Director's liability to the Company for monetary damages will be limited. In addition, the Company is obligated under its Articles of Incorporation and By-Laws to indemnify its Directors and Officers and indemnify its employees, advisors, consultants and other agents against certain liabilities incurred with their service in such capacities. The Company, in the future, may execute indemnification agreements with each Director to indemnify them against certain liabilities which they may incur. Each of these measures could reduce the legal remedies available to the Company and the Shareholders against such individuals (see "*Management, Indemnification, Key Personnel and Misc, Employment Information*").

13. **No Independent Underwriter:** No independent underwriter has been retained to act with respect to the Offering nd potential investors will not have the benefit of the services an independent underwriter might have provided, including: (i) an independent due diligence investigation of the Company and the Offering, including the offering price per share *(see "Plan of Distribution").*

14. **No Assurance of Profit:** There can be no assurance as to whether the Company will be profitable. The collection business is highly speculative. The Company's future business performance, cash flow, and profits will depend, in part, on its ability to collect delinquent debt, bad checks and other accounts receivable. The Company has shown losses for the last three (3) fiscal years and there is no assurance that even with the success of the proposed financing herein, the Company will become profitable.

15. **No Escrow Agent/Minimum Escrow:** The Company has a minimum escrow requirement of $500,000. In the event the Company only raises the minimum capital, the Company could have insufficient capital to implement its business plan, or its business plan would be implemented on a smaller scale. There is no assurance that the Company would be able to raise additional capital from alternative sources, if required (see "*Use of Proceeds*"). The Company will also act as its own escrow agent. Funds will be deposited into a segregated account and held, with interest, for the benefit of the subscribers. In the event the Company is unsuccessful in raising the minimum subscription proceeds by December 31, 2010 or any extension thereof, all subscription funds, plus interest, will be returned to each subscriber.

16. **Reliance on Management:** Management is given the exclusive authority to manage the Company's business. Shareholders must be willing to entrust all aspects of the Company's business to the management and its key executives. The loss of certain management personnel or its executives would have a material adverse impact on the Company (see "*Management Relationships, Transactions and Remuneration*" and "*Miscellaneous Factors*"). The Company will be largely dependent upon its managers and executives for the direction, management, and daily supervision of the Company's operations.

17. **Purchase Price of Common Stock:** The purchase price of the shares offered hereby is based solely on the discretion of management and upon the projected value of the business anticipated from the various financial programs nanagement plans to introduce. The price of the shares is not based on the current financial statements of the Company or

any other financial criteria normally used to determine such pricing (see "*Business- Driver License Program" and "Medical Billing").*

18. **Financial Projections:** Financial projections concerning the estimated operating results of the Company are based on certain assumptions derived from sources deemed to be reliable. However, these sources could provide revised .formation which would subject the Company's business plan to future conditions beyond the control of the Company, thereby causing the projections herein to be inaccurate. The Company may experience unanticipated costs, or anticipated cash flows may not materialize, resulting in lower revenues than forecasted. The financial projections were prepared by management and not examined or compiled by independent certified public accountants. Corporate counsel to the Company has had no participation in the preparation or review of any financial projections prepared by the Company. Accordingly, neither independent certified public accountant nor Company counsel can provide any level of assurance of them.

20. **Conflicts of Interest:** Two of the Company's executives are presently employed on a part time basis. Mr. Turner will come full time once the Company reaches $2.5 million in proceeds from the offering. In the event the Company does not raise $2.5 million, Mr. Turner will remain with the Company as a part time employee. In this capacity, he may not contribute all the expertise needed by the Company which may adversely affect the future progress of the Company. Mr. Barron is an elected official and will remain as a part time executive. In that event, Mr. Barron may not be able to provide the Company with the expertise needed to complete certain projects in a timely manner. In addition, Mr. Barron may be re-elected in 2011 and therefore may continue to provide the Company with only his part time executive abilities (see "*Management, Indemnification and General Information).* Finally, in addition to the above risks, businesses are often subject to risks not foreseen or fully anticipated by management. In reviewing this Offering Circular, investors should keep in mind other possible risks that could affect the performance of the Company's business plan.

21. **Lack of Market of Common Stock:** Presently, there is no market for the Company's common stock and there can be no assurance a market will develop even in the event this Offering by the Company is successful. In that event, subscribers may be unable to liquidate the shares purchased hereby. Further, there may be no assurance as to when such a market would develop for the common stock.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by ıanagement. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important

BUSINESS & PROPERTIES

American DebtWorks, Inc. ("ADW" or "the Company") is in the debt collection business and presently collects debt for approximately 246 customers in Pennsylvania, New York, New Jersey, Florida, Missouri, Delaware and West Virginia. The Company is currently licensed in all the states it conducts business. The Company began its business in 2001 and has grown from approximately $35,000 in revenues in 2001 to approximately $300,000 in revenues for 2009. Subject to the availability of funds from this offering, the Company is presently introducing several new business concepts including a medical billing program and a driver license ID system to prevent fraud at the point of sale. The Company has a patent pending on the driver license system.

CURRENT BUSINESS

Check Collections - ADW currently collects returned NSF checks (non-sufficient funds) for its merchant clients through a license with the Automated Clearing House processor located in Pensacola Florida. The Automated Clearing House ("ACH") itself is a bank clearing house for 33,000 U.S. Banks with licensed independent processors who import and export returned check items into and out of the U.S. banking system daily. The Company operates under the d/b/a "ChekXcept" to provide electronic check re-presentment services in the collection of returned checks received by a merchant's bank for non-sufficient funds. NSF checks are sent to the Company by the merchant's bank and uploaded by ADW through the Internet into the ACH system.

Once entered into the ACH system, the software automatically searches the ACH network for the issuing bank and account of the check writer. When located, the software will represent the check electronically for collection and sweep the face amount of the check from the check writers' account plus a Service Fee. Unlike the recipient's bank, ADW can represent the

NSF check two times for collection. Typically, a bank will only represent an NSF item one time. After being collected, the face amount of the check plus a Service Fee is electronically transferred into an ADW Trust account. Once cleared, the face amount, less the Service Fee, is sent to the merchant client. ADW currently provides collection services for approximately 246 merchant clients. The check re-presentment program offered by ADW requires the merchant client to enter into a contract with ADW that states all NSF checks returned to the merchant client's bank must not be re-deposited by the bank but sent to the Company's processing center in Sciota, Pennsylvania for electronic processing. Once a contract is entered into by ADW and the merchant, the Company posts legal notices in the merchant client's location informing customers that the store location has subscribed to the new program and all NSF checks will be collected electronically and a Service Charge will also be debited from the check writer's account. There are no charges or other costs to the merchant client. Highlights of the Company's NSF program are:

- Up to 71% recovery rate on NSF checks.
- Merchant receives 100% of the face value of the NSF check.
- Recovered funds are paid monthly.
- No additional re-deposit or returned check fees can be charged to the merchant by the merchant's bank.
- No monthly minimums or maintenance fees.
- No more equipment costs.
- Customers benefit because bouncing a check is an embarrassing thing no one likes to handle.
- Paper checks through a bank may be represented a total of one time. Electronic re-presentment of checks can be made two times.
- Banks charge NSF return fees of $5 - $20 per returned paper check. There are no return fees for ACH electronic returns, only minimal electronic transaction fees.
- Faster check recovery re-establishes the NSF check writer as a customer, allowing purchasing to resume for merchant client.

NSF Department - This department provides electronic check re-presentment services in the collection of checks received by merchants that are returned by their bank for non-sufficient funds ("NSF"). Checks are returned by a bank for many reasons: NSF; Account Closed; Stop Payment; Refer to Maker; Fraudulent; No Account Found; WIC (Welfare Income Checks); Stolen and; Payroll. Of all the checks received for processing by the Company approximately 79% are NSF checks. The Company receives returned checks everyday from banks representing the approximately 240 merchant clients of ADW. The Company must first legally notify the check writer in writing of the receipt of a dishonored check and provide 10 days notice of the Company's intention to collect the face amount of the check plus a Service Fee. The Company charges the check writer an average $30 per check as a Service Fee but this amount may be higher or lower as determined by state law ("see State Service Fees").

If the check writer does not respond to the 10 day notice, the Company will verify funds availability by contacting the check writer's bank. If the funds are available, the paper check is converted into an electronic debit ("RCK"), and uploaded through the Internet into the ACH system. Once entered into the ACH system, the RCK debit transaction automatically searches the ACH network for the issuing bank and account of the check writer. Upon locating the check writer's account, the RCK order will electronically re-present the check for collection. The face amount of the check plus a Service Fee will then be electronically debited and transferred into the Company's account through the Company's ACH provider. Once electronically collected and cleared, the Company sends 100% of the face amount of the check to the merchant. The Service Fee represents revenue to the Company. To offset the returned check charges by the merchant's bank, a portion of the Service Fee may be paid to the merchant as negotiated at the time ADW enters into a contract with said merchant. The average amount paid to any merchant by the Company for the collection of an NSF check is $5.00 per check. The NSF department attempts to collect NSF checks for a maximum period of 45 days. The Company has historical collection rates of 71% of all NSF checks it processes. The uncollected NSF checks are sent to the Hard Money Department after the 45 day period.

The Company is charged $0.30 for each NSF electronic debit transaction entered into the ACH system, ("export") and $0.30 for each electronic debit transaction returned to the Company's account, ("import"). The returned charge is consistent whether the face of the check and fee are collected or not. The Company estimates the average cost of entering and receiving electronic debit items via the ACH network is $0.60 plus labor costs. Checks are scanned into the system. Therefore, the labor cost of handling a check is minimal.

The Company estimates the average cost of NSF collection is approximately $2.00 per check which includes $0.60 for import and export, $0.15 for additional import and export on 20% of the NSF checks, $0.44 for mail notification and approximately $0.81 for handling. NSF revenue is derived from the Service Fee per check charged to the check writer. Average gross income for NSF collections, before expenses, is $0.80 per $1.00 of Service Fee. This amount excludes an amount which the Company may pay to a merchant under a merchant agreement which averages $5.00 per check.

Hard Money Department – The Hard Money Department ("HMD") receives checks uncollected by the NSF department and checks other than NSF such as: Account Closed, Stop Payment, Refer to Maker, Fraudulent, No Account Found, Welfare Income, Stolen and Payroll checks. HMD operates as a traditional collection department utilizing telephone and mailing techniques to contact check writers. Immediately upon receipt of a returned check item by HMD, the check writer is entered into a proprietary software system called DebtMaster and a first contact letter is sent. In addition, a first telephone call is attempted. This is followed by a series of other letters and telephone calls, each one indicating the seriousness of failing to make good on the bad check. In certain states, a threshold of $200 represents a criminal violation and this information is also relayed to the check writer if the unpaid check item exceeds the threshold.

If the check writer cannot be located through information provided by the merchant client or found on the check itself, the Company will conduct a skip trace of the check writer to ascertain the latest mailing information and telephone number. The Company will also use the driver's license number and request a DOT search of the check writer to obtain this information. The Company may also use courier letters and certified mail to contact the check writer. Once the check writer is contacted, HMD negotiates the resolution of the unpaid check item plus the Service Fee. This is where the Company has established itself as unique in its collection process. Unlike other collection agencies, the Company will establish a repayment plan that the check writer can meet. Payment plans for checks under $50 have resulted in higher collection percentages for merchant clients. The Company may even negotiate a payment program for more than six months in an effort to collect the debt. At the time of check writer contact the Company will seek to recover payment in full of the outstanding debt. If not, the Company will set up a payment program. HMD will work a bad check account for up to 365 days. Merchant clients may authorize ADW to continue to work an outstanding check up to the statute of limitations in the state the check writer resides. The statute of limitations differs in each state with some states having three year statute of limitations and other states having ten year statute of limitations.

The Company has developed its own internal software to handle Hard Money checks. The proprietary software is called "DebtMaster." The software allows the Company's collectors to input 150 separate information fields in each check writer's record along with comments, 36 letter output formats, lookups and queries. It also allows for customizing of reports for merchant clients and internal reports for executives of the Company. The software will be used exclusively by the Company and will not be sold or licensed to third parties. The Company combines telemarketing and direct mail to contact the check writer in HMD. The cost associated with check recovery in HMD is a factor of mail cost, telephone charges and labor. A maximum of five letters may be sent to the check writer, each costing $0.44 for a total $2.20. Telephone charges at $0.05 per minute for approximately ten minutes of telephone time equal approximately $0.50 for each check worked. Finally, labor costs include employee time in handling the telephone call; mail and; setting up a payment plan with the check writer once contacted.

The Company estimates an employee will spend no more than 35 minutes total in the collection of any account. Payroll costs using $9.00 per hour as a base are estimated at $5.25. The $2.20 mail cost above plus the $0.50 telephone time and the labor cost of $5.25 equals a total cost of $7.95. HMD receives 25% of the face amount of the check plus the allowable state Service Fee for collection of a check item. HMD averages $0.38 of gross income, before expenses, per $1.00 of collected funds. HMD has historical collection rates of 57% of all returned checks received by this department.

Collection Performance Summary – The Company's NSF and Hard Money collection performance is set forth below. Historically, the Company receives an average of 79 NSF checks out of every 100 checks sent to our processing center by merchant banks. The remaining 21 checks are Hard Money checks and go directly to that department. Of the 79 checks going to NSF, the Company historically collected 56 checks or 71%. The remaining 23 NSF checks that are uncollected after 45 days in NSF become Hard Money collection items and are sent to that department. Of the total 44 checks sent to our Hard Money Department, we collect, on average, 25 checks or 57%.

NSF Checks - **Total of NSF checks received for processing out of 100 = 79**

NSF checks collected within 15 days	=	44 (1st re-presentment)
NSF checks collected within 30 days	=	7 (2nd re-presentment)
NSF checks collected within 45 days	=	5 (calls & letters)
Total NSF Results Equals 71%	=	**56 checks out of 79**

(23 uncollected NSF checks sent to Hard Money)

Hard Money Checks - **Hard Money checks include uncollected NSF, Stop Payment, No Account Found, Refer to Maker and other non-NSF checks. = 44 checks**

(23 Uncollected NSF Checks and 21 Hard Money checks out of each 100 checks received)

Hard Money checks collected within 90 days	=	14
Hard Money checks collected within 120 days	=	11
Total Hard Money Checks Collected Equals 57%	=	**25 checks out of 44**

Overall Results

The results out of every **100 checks** in collections at the Company on average are:

NSF Checks Collected	= **56 (56%)**
Hard Money Checks Collected	= **25 (25%)**
Collected under Threat of Legal Action	= 7 (7%)
Total Average Collection Results Equals 88%	**88 Checks**

Trust Payments - The Company's Payments Department is managed by ADW's accounting department. Although it remains the responsibility of each collector to maintain contact with a debtor and insure the payments on a negotiated payment program are made on time, it becomes the responsibility of the accounting department to deposit all payments received from debtors into the Company's Trust Account. Once cleared, all payments, partial or paid in full, are reconciled nd a check for the amount payable is sent to each merchant client with a Trust Accounting Report and a Payments Report monthly.

Other Collection Accounts/Contingency Accounts – The Company also collects contingency accounts. These are accounts from: waste management companies; utility companies; wholesale suppliers; retail merchant house accounts; contractor suppliers; and medical accounts where the customer charges the goods or services to an internal account with 30 days to pay. The Company does not get the state allowable fee on these accounts but does get 25% of the total collected. Contingency accounts can exceed more than several thousand dollars per transaction.

Legal Collection Action - In some cases, ADW will send out certified letters informing the check writer they have a limited number of days to contact us or the merchant client will file a claim in court against the check writer. Once a check writer refuses to pay, ADW will close the account in house and return it to the merchant client for court action. Before returning the account to the merchant client however, ADW reports such check writers to the two largest credit bureaus where the debt will remain on the check writer's credit profile until paid. In the event the merchant client takes the check writer to court, the check writer will also be liable for court costs, penalties and attorney fees. The check writer is told this in the certified letter which gives him/her 10 days to respond. Typically, 12% of all checks are returned to the merchant clients unpaid with no further action available in the collection process. The collection of these outstanding checks now becomes a court function. Many merchant clients will attempt collection themselves but most write off the amount as a loss.

Collection Compliance - Management personnel in the accounting department as well as the operations department maintain copies of the Fair Debt Collection Practices Act, the NACHA rules governing the collection of electronic re-presentments and, all state and federal laws governing the collection industry. Management personnel in these two operational areas insure the Company's compliance with all collection laws, both federal and state, and interpret these laws into standard Company operation procedures used by collectors. Management of the operations department insures proper training of all company personnel, including new hires and current employees, by requiring said employees to attend regular educational classes including Health Insurance Private Portability Act, ("HIPPA"), certification. Finally, management of both accounting and operations respond to any inquires from customers, or other agencies regarding everything from complaints to assignments of check portfolios from other collection companies.

OTHER BUSINESS

DRIVER LICENSE ID SYSTEM - The CEO of the Company invented a check ID system to prevent check fraud at the point of sale called the ChekXcept Identification System, ("CID"). The system was filed with the U.S. Patent Office to obtain a non-provisional patent on September 18, 2009, filing number US 12/586,157. The patent rights have been assigned to the Company. The licensing cost of the driver license program is $12,500; the programming cost is $14,000 and each swipe machine at the point of sale will cost $500. The Company has paid $7,500 toward these costs to date. The remaining cost will be paid from proceeds, (see "Use of Proceeds").

Although the system is not yet in use, it involves the use of a driver license at the point of sale to (a) identify the check writer; (b) provide an acceptance or rejection of the check transaction and (c) allow the consumer to write a conventional paper check or a DOT.chek (see below) to complete the transaction. CID is a registration system requiring check writers to pre-register with ADW by completing the CID application either on-line or by U.S. mail. The information is then verified by the Company before a registration is approved. This system will become the basis for all the Company's point of sale and billing programs in the future and the Company estimates that the driver license system will be responsible for programs that will derive 70% of the Company's revenues once introduced.

The Company coined the phrase, "DOT.chek" which is an acronym for "Department of Transportation check". Since the consumer is using their driver license to initiate a check transaction, the virtual check is referred to as a DOT.chek. The DOT.chek option may be chosen by the consumer by selecting the virtual check button on the keypad of the swipe device. If selected, a receipt prints out which the consumer must sign. This receipt is similar to a credit card receipt. The funds are transferred from the consumer's bank account to the merchant's bank account 36 hours later, the same time it takes a paper check to clear. The data base that supports the system is a proprietary software system owned by the Company. The system is called the ChekXcept™ Identification System ("CID"). It is a registration system requiring check writers to pre-register with ADW by completing the CID application either on-line or by U.S. mail. The information is then verified by the Company before a registration is approved.

Once approved, a registrant can write a conventional paper check or a DOT.Chek at any participating merchant location in the CID network. All registrant information is maintained by the Company in its servers and in the event the registrant writes a check that is returned unpaid, the Company can locate the check writer and collect the funds using the extensive contact information provided by the check writer at the time of registration. Membership in the CID system by the consumer is presently $0.42 per month. Membership by a merchant is free. There is also a $0.50 charge to the registrant for each DOT.Chek initiated. Each registrant is responsible for updating their profile either on-line or by contacting ADW by telephone whenever their contact information changes. ADW conducts random searches of its database monthly and any profile found to be incorrect results in the check writing privileges of that member being suspended at all participating stores until the registration information is updated.

The methodology to obtain and store check writer information before the merchant accepts a check from a check writer is unique. The pro-active, registration system is the first of its kind and the Company believes the concept will be widely accepted. The CID system requires a merchant to become a participating member by signing a three year, renewable collection contract with ADW. Merchants having point of sale swipe equipment in place can have the CID software downloaded onto the existing equipment. In the event a merchant requires equipment, ADW can sell and install that equipment. The cost of such equipment is approximately $500 per cash register.

ADW can purchase this equipment for approximately $350. In addition, the merchant will also pay $0.20 per driver license swipe or ¼ of 1% of the transaction total, whichever is greater, not to exceed $0.50 per transaction. The need for the CID system using the driver license can be demonstrated by the following facts. According to statistics published by the FBI, fraud cases referred to federal, state or local enforcement accounted for a dollar loss of $246.6 million or an average of $931 per complaint. However, the greatest dollar losses came from check fraud, with an average $3,000 per incident. The National Check Fraud Center estimates that "in one year merchants take in over $13 billion dollars in bad checks. This is expected to grow each year for the next four years due to an increase in the usage of checks. Check usage is expected to increase over this period as a result of the current economy and the increase in credit card interest to 30%."

According to the American Collector's Association ("ACA"), it is estimated that more than 2.2 million bad checks enter the banking system each day and they expect this number to increase anywhere from 2 to 4 percent per day over the coming years. This is a staggering figure when you project this out over the course of a year. On the average, banks charge about $20 per each bad check to the person who issued the check and $5 per check to the person who deposited the check. According to the American Collectors Association, American consumers write about 1.7 million bad checks each day totaling more than $50 million in bad check losses per year. According to the FBI, "checks that are stolen or forged, and cashed for goods and services each year equals approximately 500 million checks and over $10 billion in lost revenue. Check fraud in itself is expected to grow at a rate of about 2.5% each year according to the current trend." According to FBI statistics, "the average number of fraudulent checks written daily is about 1.4 million which equals approximately $27.3 million worth of fraudulent checks written everyday."

On June 1, 2010, new regulations will go into effect for all businesses across the nation under the Fair and Accurate Credit Transactions Act of 2003 ("Act"). Under the Act, all businesses that extend credit or maintain personal information on a customer must now have an anti-fraud/anti-theft policy in place to identify the customer at the point of sale and to provide fraud alerts, reports and procedure manuals. The driver license program developed by the Company provides much of the required compliance of the Act and the Company believes the Act will become an indirect endorsement of the driver license program.

Each new registrant into the CID will be given a check writer score of 200. This score is a barometer of risk which has been developed by ADW. It is a measure of risk based on the check writing practices of the check writer and the changes in the check writer's contact information on an annual basis. Each check writer determines what happens to their starting score as follows:

Action	*Score Adjustment*
• Bounce a check	-50
• Change Address	-25
• Change Phone Number	-10
• Change any other Contact Info	-10
• Update Profile Voluntarily	+15
• Pay a Bounced Check	+10
• Contact Information Remains Unchanged During Twelve Month Membership Period	+50
• No Bounced Checks During Annual Membership Term	+50

The maximum score a registrant can obtain is 1000. In addition, the CID software will provide for two important safety features that are directly linked to the check writer score. These features include a daily check writing limit determined by the check writer score and a fail safe measure to recognize a pattern of repeat check writing within a 24 hour period.

In the event a registrant writes checks at three participating locations within a 24 hour period, the account will be suspended until it can be determined the checks written will not be returned unpaid. This fail safe mechanism will recognize the repeat check writing activity and prevent a check writer from continuing such activity until it can be determined whether the checks written will not become unpaid items for collection. In addition, the check writer score will determine the Aggregate Daily Check Writing Limit of all checks a registrant may write in checks in a 24 hour period.

Check Writer Score	***Aggregate Daily Check Writing Amount***
• Less than 300	$400
• 300 to 400	500
• 401 to 500	600
• 501 to 600	700
• 601 to 700	800
• 701 to 800	900
• 801 to 1000	$1000

Requests for amounts greater than the Aggregate Daily Check Writing Limit must be approved by ADW.

According to the National Check Fraud Center, "check fraud and counterfeiting are the largest and fastest growing problem the United States financial system now faces. The estimated losses produced annually are over $10 billion and this is expected to rise substantially over the coming years." ADW's driver license program is not only needed, but may become essential as the financial instability in the nation continues.

MEDICAL BILLING - With the economic and social problems that Americans deal with daily, medical invoices are finding their way to the bottom of the bill pile after food, gas and other household expenses. Medical professionals are paying higher costs for billing services that send out monthly reminders and late notices to non-responsive patients. As a result, medical professionals are considering alternative methods of balance billing. ADW has developed a medical billing program that is currently being tested but has not been commercially introduced to medical professionals as of the date of this filing. The cost to develop this system was $15,000 and included the software development of a proprietary amortization schedule that can be used by medical professionals over the internet to schedule payments and interest over time. Along with the payment schedule, an APR Statement can be printed out and a proprietary promissory note which is given to the patient to sign right at the medical professionals office.

This program has been completed and is being tested. Additional costs to implement this program include the cost of outside salesmen, (see Use of Proceeds). The program is called ***Medical SoftBill™ ("MD")***, and is an electronic extended payment plan for medical professionals. Since the ***MD*** program uses the driver license software, the development of ***MD*** is being done through HealthChex Capital, Inc. ("HCI"), a wholly owned subsidiary of the Company and ADW. ***MD*** effectively allows a medical professional to become a finance company by providing a patient with an extended payment program for the medical balance not covered by insurance.

The staff at the medical professional's office simply goes to **www.softbill.net**, has the patient sign up in the CID system for verification and contact information and once approved, the staff at the medical office can use the on-line APR calculator to provide the patient with a payment schedule that is affordable. Once the patient agrees to the payment schedule, a promissory note is printed with the complete payment schedule and the APR. The payment is electronically debited from the patient's bank account each month plus the APR and a $1.50 transfer charge. The money is then transferred to the bank account of the medical professional. The medical professional receives 100% of the principal plus 75% of the APR.

The remaining 25% of the APR is held by the Company to cover the cost of bookkeeping and accounting. Applications are completed on-line, printed at the medical professional's location and a copy is given to the patient, a copy is retained by the medical professional and an electronic copy sent to ADW. The recommended APR to be charged to the patient is 15.9% calculated daily. However, the medical professional may charge less or more at their option, subject to usury laws. The medical practitioner pays a one time set up fee of $1000.

In addition, the Company retains 25% of the monthly APR and charges the medical professional $12 per month for the maintenance of all patient accounts. HCI has appointed two directors to the Board of Directors, Dr. Howard Small, a veterinarian from Florida and Mr. Marvin Pechter, a CPA from Atlanta, GA. ADW began testing the ***MD*** program on May 1, 2010 in northeast PA and northern NJ. At this time, no medical professionals have signed up for the program. The

Company plans to initially introduce the program to medical professionals in North East PA through outside ADW sales personnel and group meetings. The Company also plans to advertise the program in medical industry media; hold meetings at regional hospitals and seek to contract medical sales organizations around the country to offer the medical billing product to their established medical customer base. The Company may also offer the program through independent sales reps to the medical industry.

Basic Medical Statistics - The market for the ***MD*** program is potentially substantial. The following information was taken from sources identified below the chart for the United States and the states of New York; New Jersey and; Pennsylvania. Although there is information on the size of the market for veterinarians and dentists, there is no provision in the income projection for income that may be derived from these sources.

Health Care Description	NY	NJ	PA	U.S.
Number of Physicians	86,179	33,501	49,575	991,066
Number of Patients Served In-Office	1,208,691	316,178	521,194	16,050,835
Total Hospitals	203	79	188	4,927
Hospital Admissions per 1,000 Population	133	128	150	118
Hospital Emergency Room Visits per 1,000 Population	411	376	450	396
Hospital Outpatient Visits per 1,000 Population	2,802	1,961	2,879	2,007
Population of States	19,227,088	8,698,879	12,406,292	320,000,000
Total ER Visits (pop. divided by 1000 X ER Visits/1000	7,902,333	3,575,289	5,098,866	126,720,000
Average Cost of Hospital Stay (High Beam Research)	$7,500	$7,500	$7,500	$7,500
Total Outpatient Visits (pop. divided by 1000 X 2,802)	53,874,054	24,374,598	34,761,612	642,240,000
Total Admissions (population divided by 1000 X 133)	2,557,191	1,156,967	1,649,998	37,760,000
Number of Rural Health Clinics'	8	0	54	3,781
Uninsured Individuals (18% of population)	3,460,875	1,565,798	2,233,132	57,600,000
Number of Dentists	17,729	8,289	10,156	233,104
Number of Visits by 18 yrs/up past 6 months (44%	8,459,918	3,827,507	5,406,292	140,800,000
Number of Veterinarians	3,217	1,318	1,694	85,977
Total Housing Units (HU) (U.S. Census)*	7,907,420	3,472,643	5,453,228	127,901,934,000
Total Pets per HU (.574 X Total HU - AVMA) = HU/pets	4,538,859	1,993,297	3,130,152	73,415,710,000
Avg. Number HU/pets = (U.S. Pet Calculator – AVMA)	10,344,170	4,679,997	6,674,580	166,272,514,000
Total Veterinary Visits/HU/Year (4.3 X No. of HU/pets)**	19,517,092	8,571,177	13,459,646	315,687,553,000
Annual Veterinary Exp./HU/pets = ($546 X Pets/ HU)***	$1,256	$1,256	$1,147	$1,256
Annual Expenditure/ Animal ($281 X Pets Per HU)****	$646	$646	$590	$646

*Housing Unit (Census) - A housing unit is a house, an apartment, a mobile home, a group of rooms, or a single room that is occupied (or if vacant, intended for occupancy) as separate living quarters. Separate living quarters are those in which the occupants live and eat separately from any other people in the building and which have direct access from the outside of the building or through a common hall. (U.S. Census Bureau)
** Total Veterinary Visits Per HU Per Year – (4.3 is a research number provided by AVMA) (4.3 X Average No. HU with Dogs & Cats = Total visits per household with pets).
*** Annual Veterinary Expenditure = HU/pets Divided By Total Housing Units X $546. ($546 provided by AVMA).
**** Annual Expenditure Per Animal = Average No. Cats & Dogs Per HU Divided By Total Housing Units X $281. (281 is a number provided by AVMA).

Sources: The information above for Housing Units, doctor visits and all other medical statistics were taken from the following websites: statehealthfacts.org; Kaiser State Health Facts; Nation Coalition on HealthCare; and Right Health.com. Dental information was taken from the National Institute of **Dental** and Craniofacial Research; www.cdc.gov. Veterinarian information was taken from AVMA. Other statistics were taken from Ask.com and High Beam Research.

Relative Medical Market - The relative size of the market for the SoftBill medical program in just the three states: New York; New Jersey and; Pennsylvania shows the significant potential of this program at 1% participation by doctors and other professionals, including hospitals. We assume Health Care insurance covers most of the Doctor Office invoice; therefore we only used the license swipe to identify income for ADW from check users during a Doctor's visit.

DESCRIPTION	A - 100%	B - 1%
1. Total Number Patient Visits to Doctor's Office Per Year **NY** - 1,208,691; **NJ** - 316,178; **PA** - 521,194	2,046,063	20,460
2. Total Doctor Patient Membership Fees in ChekXcept ID System (20,460 Patients X .42 Mo X 12)	$10,312,157	$103,118
3. Total Hospital Admissions NY - 2,557,191; NJ -1,156,967; PA – 1,649,998; NY	5,364,156	53,642
4. Hospital Admissions Billing (Avg. Cost of Hospital Stay = $7,500 X Total Admissions)	40,231,170,000	4,023,117
5. Average Percentage of Hospital Billing Not Covered By Insurance (12%)	4,827,740,000	48,277,000
6. Total APR of SoftBill System at 15.9%	$767,610,660	$7,676,107
7. Total Hospital Patient Membership Fees in ChekXcept ID System (Total Admissions X .42 /Month X 12 Mo)	$27,035,346	$270,353
8. Total APR received by ADW at 25% for Back Office Electronic Billing & Support (#6 A	$191,902,665	$1,919,027
9. Electronic Fee - Assuming 20,460 Patients Choose a 12 Mo. Payment Program (#1 A & B X $1	$3,069,094	$368,280
10. Total ER Visits per year, NY – 7,902,333; NJ – 3,575,289; PA - 5,098,866	11,987,508	119,875
11. Total Out-Patient Visits NY - 53,874,054; NJ - 24,374,598; PA - 34,761,612	113,010,264	1,130,103
12. Total Out-Patient Membership Fees in ChekXcept ID System (#11 A & B X .42/Month	$47,464,311	$474,643
13. Doctor Enrollment & Set-Up Fee into SoftBill Program – PA=49,575; NY=86,179; NJ=1 Total Doctors in Three States = 169,253 $1000 X Total Doctors	$169,253,000	$1,692,530
14. Hospital Enrollment & Set-Up Fee into SoftBill Program - $1000 Per Hospital; 470 in N	$470,000	$4,700
ADW PROJECTS INCOME BASED ON 1% PARTICIPATION IN THREE STATES		
Total Doctor Set-Up Fees for ChekXcept ID System #13B		$1,692,530
Hospital Set-Up Fees #14B		$ 4,700
Total Hospital Patient Membership Fees into ChekXcept ID System #7B		$270,353
Total Doctor Patient Membership Fees into ChekXcept ID System #2B		$103,118
Total out-Patient Membership Fees into ChekXcept ID System		$474,643
ADW Estimated APR Income #8B		$1,919,027
Electronic Fee Income #9B		$368,280
ESTIMATED INCOME TO ADW USING ABOVE HEALTH FACTS FIRST 12 MONTHS FOLLOWING IPO BASED ON 1% SALES IN THREE STATES.		**$3,309,374**

It should be noted that the above projection is incomplete and is only based on a portion of the Health Facts shown herein. It does not include all medical and there is no provision for projected income from Veterinarian and Dental practices. In addition, the reader should note that the projection is based on only 1% participation. The potential income of $7,223,225 is based on only 1% of the professional practitioners participating in the three states shown. Shareholders should be able to determine the size of the market from this information.

<u>PURCHASING DEBT</u> - The Company intends to purchase certain debt pools from credit grantors such as banks, credit card companies and mortgage companies. The Company plans to use $750,000 of the proceeds received from the maximum funds received hereby to purchase debt. Debt pools range in price from $0.04 per dollar of face to $0.10 per dollar of face. In the event the Company only raises the minimum proceeds, the Company will not purchase any debt, (see Use of Proceeds).

Description of Debt Pools - The types of assets available from Credit Issuers or brokers and other sources consist of portfolios of consumer receivables such as unsecured loans, auto loans, credit cards or equity lines of credit. Contract pools may range from a few thousand dollars to millions of dollars, secured and unsecured.

Debt Acquisition Procedures - The Company plans to initially focus on credit card debt although there are numerous other forms of debt that can be purchased from auto loans to real estate. The acquisition of desirable credit card debt ("Contracts"), involves the solicitation of major credit grantors/brokers and government agencies including: acceptance companies, asset managers, banks, credit unions, credit card companies, financial service companies, government agencies, hospitals and clinics, loan brokers, and savings and loan associations. The Company expects to acquire Contracts through specialized

Credit Issuers or brokers, money center banks, savings and loan associations, and collection companies. Once the Company has purchased and collected its first Contracts, it may enter into a contractual arrangement with certain larger financial institutions to acquire desirable Contracts on a "forward flow delivery" basis. Forward flow delivery is a method by which a Credit Issuer may immediately sell to a contracted buyer. These transactions normally involve larger pools of debt which are ld at a considerable discount to the contracted buyer.

The Company will specifically target the acquisition of performing, non-performing and charged-off pools of consumer debt. In all cases, the Company will buy Contracts from Credit Issuers which provide the Company with warranties that individual debtors within the Contract pool are not in bankruptcy and are not dead. In addition, warranties also include that the Contracts being acquired are not fraudulent. In this way, the Company may receive higher collectible returns on each Contract. When a Credit Issuer desires to sell or dispose of existing performing and non-performing debt owned by it, the debt is prepared for sale by being grouped together in pools of debt packages or portfolios, with each such pool containing numerous individual accounts.

The Credit Issuer then discloses details and pertinent information about the loan profiles, such as: type of asset, amount of balance, delinquency status, aging, etc. The information that a pool of Contracts is for sale is disclosed to potential buyers/brokers through notices sent to buyers who have placed their names on a list which serves notice to the Credit Issuers or brokers of their interest in making purchases of prospective Contract pools. If a prospective buyer is further interested after reviewing the characteristics of a given Contract pool, a due diligence examination of such pool is permitted.

Credit Issuers or brokers usually have two methods of disposing of Contract pools: (i) they establish an asking price (sometimes negotiable) to which buyers respond with acceptable offers or; (ii) bid forms are sent out to prospective buyers who bid on packages following specific rules. Also, a buyer may select and package assets of performing and non-performing Contract pools in order to facilitate a purchase agreeable to both parties.

In either case, the best offer is accepted and upon payment, ownership of the given Contract pool with all associated legal rights is transferred to the Buyer. These pools of Contracts are purchased between $0.04 and $0.10 on the dollar, with pools ranging up to $500,000 to $100 million in book value (the value of the total outstanding balances of all Contracts within the pool). In most cases, the Company will buy the Contracts by negotiating a price with the Credit Issuer.

In certain cases, the Company may buy Contract pools through a bidding process. Before purchasing an actual pool of Contracts, the Company audits the pool and performs "due diligence", a fact and information gathering procedure, to insure that the best Contracts are chosen. This analysis is called "scoring" which determines estimated collection rates through the following factors:

- Age of Debt
- Payment History of Borrower
- Original Lender's Internal Policies
- Attempts to Collect the Debt
- Average Dates of Last Payment of Debt
- Geographic Location of the Borrower
- Procedures for underwriting debt by Original Lender
- Previous Types of Collection Efforts used.

The age of the debt plays an important part in the scoring of a Contract pool. Typically, a loan depreciates in value after remaining uncollectible for a period of time.

Debt Pool Collection Procedures - Once a Contract pool is acquired by the Company, the Company has the legal right of collection. The Company may initiate certain collection efforts itself which may be more appealing to the borrower. In these cases, the Company offers proprietary methods to obtain repayment of the debt. The Company will use "soft" methods of recovery which include: (i) forgiving a portion of the principal, interest or both, (ii) changing the payment due date of the debt, (iii) changing the amount of the monthly payment and, (iv) renegotiating a completely new debt structure.

The Company recognizes that at one time or another, every consumer experiences some difficulty in paying their bills on time. The Company may attempt to increase the average collection of Contract pools by employing one or more of the following marketing strategies:

- Debtors can accelerate the payment of their debt by paying zero percent (0%) interest.
- The Company may forgive a substantial portion.
- The Company will structure a repayment plan customized to the customer's ability to pay.

In some cases, the Company's internal collection department may even rewrite the original loans and provide more compatible terms to the borrower. Rewrite changes can include new payment schedules, a different interest rate or other loan terms which may help satisfy the customer or company's needs. Once rewritten, a loan for which the Company may have paid $0.09 on the dollar may be sold to third parties at a price equal to $0.50 on the dollar, or possibly more. The value of the new loan depends on such factors as the present financial condition of the borrower and the number of consecutive months the borrower has paid. The chart entitled Credit Card Collection Technology shows a typical procedure for collecting a credit card balance.

POS UNIVERSITY WEB SITE TRAINING - The Company is developing a website for training employees in the identification of bad checks and counterfeit money. The curriculum has been designed by the Company's VP Business Development, Stephen Barron. Mr. Barron is a certified fraud examiner. The Company has selected Boomtown Internet Group in Glenmoore, PA to develop the website. The website will cost the Company $5,950 and will take 30 days to complete. The Company expects to have the website commercially available within 30 days of its completion. Corporations will pay a licensing fee to use the site for training purposes and each one of the employees to take the course will pay a fee. The curriculum includes 8 chapters of information with quizzes at the end of each chapter. If the student fails a quiz they are automatically sent back to the previous chapter for the information. Only upon completing the quiz does a student advance to the next chapter. When all 8 chapters have been completed, the student takes a final exam of 54 questions. If the student passes the exam, the student can print a certificate evidencing the successful completion of the course. Results are sent to the HR department of the company where the student/employee works. The Company will approach every supermarket chain, retail chain and retail store to introduce the training site once it is completed. Additional training modules will be added in the future. The Company has paid $2,500 toward the cost of the development of this website. The balance will be paid by the Company prior to the Effective Date of this Offering. Therefore, no allocation has been made in the Use of Proceeds for this project.

CASINO ACCEPTANCE COLLECTIONS – The Company proposes to develop collection kiosks and place them in casinos to collect "broken vouchers" and use the collections for charity. A broken voucher is a paper voucher that slot machines print out when a player presses a button to "cash out". After initial cash is inserted into a slot machine, paper vouchers are printed out with bar codes on them when a player wants to "cash out". A player can take his/her voucher and play at any slot machine in the casino, increasing the value of the voucher by winning or decreasing the value of the voucher by losing. If a voucher is reduced to an amount that is less than a minimum bet, the player must add money or discard the voucher. Usually, discarded vouchers are for amounts less than $0.10. Since most players will not find a redemption machine in the casino and redeem a voucher for pennies, these vouchers are thrown in the trash by the player; left in the slot machine or; thrown on the floor of the casino. The Company has discovered that these "broken vouchers" cannot be used by the casino and cannot be picked up by an employee at the casino. The only person that can pick up a broken voucher is another player who can feed it into a slot machine and add it to a player balance he/she may have in the slot machine already.

The Company has taken this idea to Mt. Airy Lodge, in Mt. Pocono, PA and to Hollywood Casino, in Grantville, PA. Both casino's like the concept. The casinos requested, and the Company emailed, complete details of how the program works and the design and specifications of the kiosks. Each casino has stated they will take the concept to the PA Gaming Control Bureau separately. The Company plans to schedule a meeting with the PA Gaming Control Bureau in Harrisburg, PA to present its concept and seek approval of this program. A kiosk can provide thousands in charitable donations, while providing a casino with invaluable "good will". A kiosk will contain the same cash and voucher reader found in a slot machine. Each kiosk will have two screens. One screen will be used for advertising and education. Players will be target marketed by each kiosk as they enter and leave the casino. They will be encouraged to insert their penny vouchers into the kiosk for charity. A continual advertisement will show how the dollars raised will be used and which charity the casino has chosen to receive this money. When a player inserts a voucher, a message will appear on the touch screen. The message will ask the player whether they want a receipt for their donation. The player will then be asked if they want to enter their contact information. If so, the contact information can be entered through a keypad on the console.

The kiosk will read the vouchers presented by players and electronically notify the casino of the vouchers read. Each voucher is uniquely coded. Therefore, the casino can electronically credit the account of the Company in the amount of those collected vouchers. Cash received by the kiosk will be accounted for at the kiosk and the cash amount for the period will be electronically transmitted to the casino so the casino will have full accountability for all funds raised for charity. The Company will collect all cash, empty accumulated vouchers after electronic accounting, repair broken parts, provide technical support and generally maintain the kiosk. The Company will collect all contributions and 40% will go to the Company for costs and 60% will go to the charity of the casino's choice.

The Company has negotiated with a designer of kiosks located in Las Vegas, NV. This company has experience in the design of kiosks for banks and other financial institutions. The kiosk to be built for the Company has the ability to accept casino vouchers and cash. It will also provide a receipt to the contributor for tax purposes and collect contact information. One kiosk will cost approximately $7,000. The Company estimates kiosks will be placed at all entrances and exits to a casino. At this time, the Company cannot estimate the amount the broken vouchers represent and what the Company could expect in charitable collections. Each state has its own Casino Control Commission. The Company expects to contact the casino control commissions in New Jersey; Las Vegas and; other states within the next 30 days. On May 15, 2010, the Company filed a provisional patent on this concept, EFSID 7785963, Application Number 61353318. The Company has not allocated any of the proceeds from this Offering to this project since the project requires political approval in each state first.

COMPETITION, MARKET AND INDUSTRY STATISTICS

COMPETITION - There are numerous private groups, corporations and financial institutions purchasing consumer debt pools and collecting debt. Many of the Company's competitors have more capital and financial resources available to allow them to submit more competitive bids to purchase assets or acquire new collection business. Tele-Check, the largest collection and check guarantee company in the country was recently acquired by PNC Bank which provides this competitor with a very sizable financial resources from which to expand its business. The Company believes however that due to the experience of the Company's management in the collection business, as well as the Company's unique programs, some with patents pending, the Company can effectively compete with other collection companies as well as introduce its various programs.

Competition in the debt collection industry is based in part on the debt agency refunding to its client the state allowable collection fees and the percentage commission retained by the agency after receiving collected funds. The Company retains 25% of the face of the debt as its commission, while competitors retain as much as 45%. The Company also refunds an average of $5.00 to each merchant it collects for, making it very competitive in the marketplace. In addition, due to the unique features of the CID program to be implemented by the Company, (see "Driver License Program"), it believes it will have a competitive edge in the industry.

MARKET AND INDUSTRY STATISTICS - The collection industry is a very competitive industry and is dominated by the larger, better funded companies. In late 2008, as a member of the American Collectors Association, ("ACA") the Company participated in a survey resulting in the acquisition of market research and analysis from 147 respondents. Entitled the *Top Collection Markets Survey* the findings were applied to the approximate 6,400 collection agencies in the nation:

	147 ACA Respondents	As Applied to the Approximate Nat'l Average Based on 6,400 Agencies
Agency Size		
Small (under $20 million)	51	27.8%
Medium ($20 to $100 million)	50	15.3%
Large ($100 million+)	46	9.1%

The larger companies purchase debt on a "forward flow" basis directly from banks as it is written off. "Forward flow" is defined as the purchase by large agencies of $5,000,000 in debt each month for contractual months directly with banks and financial institutions who write off such debt, usually credit card debt. This debt is purchased by the larger agencies for as little as $0.07 on the dollar.

Medium to small agencies collect bad checks, medical debt, student loans and the like. In addition, the primary debt purchased by large agencies is often recycled to smaller agencies in portfolio sales for as little as $0.02 on the dollar. ADW does not buy debt portfolios at this time.

Note: ***Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.***

MARKETING STRATEGIES

Basic Collections marketing is done through standard mailings, telephone calls and outside sales. This has been the way in which the Company has brought in all the collection business it has in-house to date. The Company will continue this practice and add the SoftBill Program as a new feature for debtors to pay their bills easily and creditors to become clients faster. The SoftBill Program will allow the Company to charge interest to the debtor and pay interest to the creditor, something that is not offered by competitors.

The ***ChekXcept Identification System***, ("CID") system is the main program under development by ADW. The CID system employs the use of a driver license at the point of sale. Currently, ADW collects checks and other forms of debt for 246 customers. The introduction of the CID system will be made first to the retail clients of ADW and then will be marketed through ads in industry magazines such as "Retail Grocer" and other similar media. In addition, the CID system is unique in that it generates its own marketing capability. When a check writer at the point of sale swipes their driver license for identification, the CID system will not only compare the driver license to an active data base, but it will capture the information if the customer is not in the system and automatically generate a letter to the customer informing them they must enroll in the database to use a check at all participating retail members. In addition to ads placed in industry media, the Company also plans to hire sales personnel to conduct direct sales initially in the northeast United Sates. A supermarket chain like Shop Rite of Edison, New Jersey has 82 stores in the chain. Shur Save supermarkets based out of Robesonia, PA has 1,200 stores. The Company plans to sell the driver license program to chain stores that will allow the placement of swipe devices at every register in each store. The average supermarket has ten check-out lanes, (Source: Retail Grocer Magazine). In addition, every person using a check to pay for goods and services at a participating store must be enrolled in the CID data base. The average supermarket has 800 check writers that purchase groceries once per week. (Source: Retail Grocer Magazine). The Company will realize multiple sales of swipe devices and membership enrollments as it introduces the driver license system to the grocery industry, (see "Driver License Program").

The ***SoftBill Medical Billing Program*** will employ sales personnel to sell the medical billing program directly to doctors and hospitals. Conversely, the Company will also hold seminars at its offices and in hospitals where it can reach multiple medical professionals, staff and hospital personnel. ADW will also seek to align itself with medical sales companies who have existing customer bases of medical professionals and accounting firms that deal with medical professionals. Finally, the Company will seek to introduce the program directly to the public and work as a debt consultant to establish payment plans for the debtors and sell the concept to the creditors.

Once ***POS University*** is completed, the Company expects to market the site through advertisements in industry magazines and directly to the nation's largest retailers like Wal-Mart, Kmart, Dollar General and all the large supermarket chains.

The ***Casino Acceptance Collection*** Program will be marketed directly through each casino and the state casino control commissions on a state by state basis. None of the proceeds from this offering will be used for this project. This project will require certain political approval in each state before implementing the concept therein.

CURRENT BUSINESS AND RELATED MATTERS

Clients and Contracts - The Company presently has 246 merchant clients of which no one client accounts for 20% or more of its business. ADW does not sell anything therefore, it does not have any inventory nor does it have any backlog of goods to be delivered.

Employees - The Company currently employs 12 people. Of this, ADW has one full time executive assistant; one full time technology administrator; one full time sales person; one full time NSF clerk; four part time collectors on different shifts and; four officers. The Company's Chief Executive Officer works for the Company on a part time basis however he has agreed to devote sufficient time to the Company's affairs on an as needed basis. In the event the Company is successful in selling the minimum shares offered hereby, the

Company expects to hire three (3) new employees within 12 months of the close of this offering. Should the Company raise the maximum proceeds, the Company expects to hire 32 new employees within 12 months of the close of this offering. The number of employees and the job description is shown in the Use of Proceeds (*see "Use of Proceeds"*).

ıe Company's employees are not on strike or have been on strike in the past three years. There are no collective bargaining agreements with its employees. In the event the Company raises the minimum funds in this offering, the Company plans to offer certain incentive benefits to its employees such as insurance; health accounts; and day care allowances for employees with small children (*see "Use of Proceeds"*).

Property – The Company is leasing approximately 4,000 square feet of office space on two floors in Sciota, PA. The Company pays $1,900 per month rent for the premises. The Company has an option in the same building to rent 1,400 square feet on the third floor for an additional $850 per month and a first right of refusal should the landlord choose to rent to another tenant.

Confidential Property, Copyrights, and Patents – The Company has filed a patent application with the U.S. Patent and Trademark Office on September 18, 2009 (filing number US 12/586,157) for its CID system. It also owns the proprietary software called DebtMaster, a software system developed for the Company by one of its founders. The system is the property of the Company and there are no claims of ownership by the founder on the proprietary software. This software is continually updated to conform to changes in the collection laws and requirements by the collection department. The DebtMaster software is not copyrighted or patent protected. The Company has trademarked the names ChekXcept and American DebtWorks, Inc.

During the course of the last 12 months, the Company has expended approximately $15,000 in the further development of in-house software. This amounts to approximately 2.0% of the total gross revenue of the Company. In the event the Company raises the maximum proceeds hereby, the Company expects an expenditure of approximately $325,000 in the next 12 months for the continued maintenance and update of its in-house systems including the Driver License program, (see "*Business and Properties – Driver License Program*").

Government Regulation and Environmental Issues - The accounts receivable management industry is regulated both at ıe federal and state level. The federal Fair Debt Collection Practices Act (the "FDCPA") regulates any person who regularly collects or attempts to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. The FDCPA establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including the time, place, and manner of such communications.

The FDCPA also places restrictions on communications with individuals other than consumer debtors in connection with the collection of any consumer debt and sets forth specific procedures to be followed when communicating with third parties for purposes of obtaining location information about the consumer. Additionally, the FDCPA contains various notice and disclosure requirements and prohibits unfair or misleading representations in the debt collection process. If this law applies to some or all of the Company's collection activities, the Company's failure to comply with such laws could have a materially adverse effect on the Company.

Material Events – The Company began as a two person corporation formed by Ms. Glenetta Perosi and Mr. Louis Perosi, Jr. in February 2000. Ms. Perosi is the wife of Mr. Perosi, Jr. Shortly there after, the Company hired its first employee and began conducting business. The Company now employs 12 people. Effective March 1, 2010, the Company signed a new 5 year lease to rent approximately 4,000 square feet on two floors at One Linden Court, P.O. Box 187, Sciota, PA 18354. The Company now employs 12 people. In the last 12 months, there have been no material events to include any merger, reverse merger, anticipated merger, acquisition, or recapitalization.

MILESTONES TO PROFITABILITY

The following chart shows the milestones projected by management to achieve profitability. Since the Company was not profitable during its last fiscal year, listed below in chronological order are the events which, in management's opinion, must or should occur or the milestones which, in management's opinion, the Company must or should reach in order for the Company to become profitable.

The milestones shown do not necessarily require the funding from this offering but show the expected manner of occurrence or the expected method by which the Company will achieve these milestones. Column one shows the event or milestone required to attain profitability. Column two shows what is required to realize that event. Column three shows the anticipated time line required to achieve that the event shown in Column one. Items one (1) and two (2) below can be accomplished without the proceeds from this offering.

	Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Milestone Should be Accomplished
1)	Attain a Check Count of 600 Bad Checks per Month	Sign 24 New Check * Collection Accounts	Twelve (12) Months
2)	Attain 100 New Contingency Accounts	Each New Contingency Account has** a minimum of 22 Uncollected Debtors	Twelve (12) Months
3)	Complete ChekXcept ID System with Driver License	Need to Close Minimum Proceeds of Proposed Offering	Twelve (12) Months
4)	Medical Billing Program	Sign 5 Doctors per Month	Twenty-Four (24) Months

***New Check Collection Accounts are considered new business and are contracts signed between the Company and merchants to collect all their bad check.**

**** Contingency Accounts are collection accounts from medical; waste management; utility companies; suppliers; retail credit accounts such as unpaid contractor invoices; hospital bills; school loans; auto debt and others.**

In the event the Company does not close the offering at the minimum, the Company will need to rely on continued loans from the founders of the Company and key shareholders to meet its overhead until it can achieve the combined goals set forth in numbers 1 and 2 above. The business events described in numbers 1 and 2 above can be achieved without using proceeds from this offering. The Company has the current capability to sign two (2) new check collection accounts per month for the next 12 months with each collection account providing 25 bad checks per month.

In addition, the Company believes it can sign 100 contingency collection accounts within the next twelve (12) months. Each contingency account is comprised of a minimum of 32 uncollected accounts which are sent to our HD department where they are collected. The Company gets 25% of the face collected. 100 new contingency accounts would need to provide the Company with $150 per month in income to meet overhead when combined with item 1 above. The Company currently requires the closing of the minimum offering of $500,000 in gross proceeds to complete the CID system, test it and sell it, shown as number three (3) above.

The medical billing program will begin testing on July 1, 2010 and should be ready for market introduction by July 20, 2010. The program will be made available to other businesses as well as the medical field. The Company believes it will attain sales of 5 medical professionals, medical centers; hospitals, dental or veterinary professionals per month within 24 months. This may include other business professionals as well.

The aspects of the business that are presently in operation are the basic collection business. This is important to note when considering the ability of the Company to attain milestones number one (1) and two (2) above. The programming for the CID system has commenced but is not complete and will require a minimum funding from this offering to complete 50 hours of programming work and the payment of approximately $15,000 before testing. Although the ramp up of the program may show higher results, the Company is only estimating 5 sales per month to respond to "Milestones to Profitability".

Testing of the system would take place in a supermarket environment since this environment accepts more checks than other retail point of sale locations. The system would be installed at multiple check-out stations. Testing would continue for 45 days before the results can be analyzed. Thereafter, the commercial sale of the system would begin within five (5) months of a successful test.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

Other than gross income from basic collections, the Company has not had a net income from operations for the last two years. The net earnings for the year ended December 31, 2009 were ($196,383).

The net tangible book value of the Company prior to the offering is ($300,325) or ($0.04) per share. Therefore, there is a significant difference between the current net tangible book value per share and the Offering Price per share. The Company believes that the Offering Price reflects the future value of: the driver license patent; the ChekXcept ID System, (see "Driver License Program"); the Medical Billing Program; POS University; and; the Casino Acceptance program. Assuming all the shares offered hereby are sold, the net tangible book value of the Company, after the offering, would be $3,190,455 or $0.38 per share.

During the last 12 months, the Company sold its Common Stock at a price of $0.40 per share to 18 shareholders in the aggregate amount of $118,000. There is no relationship or affiliation between the Company and the shareholders now, or at the time of sale.

Assuming the exercise of all outstanding options, warrants or rights and conversion of all convertible securities, investors in this offering would control 35.6% of the voting securities assuming the minimum shares offered hereby are sold and 41.6% of the voting securities assuming the maximum shares offered hereby are sold.

Assuming the minimum numbers of shares are sold in this offering, the post-offering issued and outstanding shares would be 9,703,283 and the value of the Company based on the issued and outstanding shares times the offering price would be $14,553,924. Assuming the maximum numbers of shares are sold in this offering, the post-offering issued and outstanding shares would be 12,251,076 and the value of the Company based on the issued and outstanding shares times the offering price value would be $18,376,614.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

The Use of Proceeds Statement shows the minimum and maximum use of proceeds. If the minimum of 333,333 shares are sold at $1.50 per share, the total proceeds received by the Company would be $350,850. This is calculated by taking the minimum proceeds of $499,999 and subtracting the proceeds for selling security holders of $84,150 and, in the event the Company retains a broker/dealer to sell the offering, further subtracting a 10% commission of $49,999 plus a 3% non-accountable expense allowance of $15,000, for a total of $149,149 in total deductions including selling security holders.

If the maximum of 3,333,333 shares are sold hereby, the total proceeds received by the Company would be $4,999,999. Selling security holders would receive $841,686. In the event the Company retains a broker/dealer to sell the issue, the broker/dealer would receive a 10% commission of $499,999 and a 3% non-accountable expense allowance of $150,000.

The net proceeds to the Company would be $3,508,314. The listing of accounts in the Use of Proceeds Statement should not be construed as being in priority order.

USE OF PROCEEDS STATEMENT

	Minimum	Percentage	Maximum	Percentage
Net Proceeds	$350,850	100%	$3,508,314	100%
Operational Infrastructure[1]	$ 28,000	8.0%	$ 175,000	5.0%
Telecommunications[2]	35,000	10.0%	150,000	4.3%
Legal Age License	12,500	3.6%	12,500	0.4%
DOT Server and Internal Software Interface[3]	75,000	21.4%	225,000	6.4%
Programming for License Swipe Software	14,000	4.0%	124,000	3.5%
Marketing of CIS [4]	25,000	7.1%	590,000	16.8%
Salaries[5]	66,560	19.0%	303,200	8.6%
Veri-Phone Swipe Devices[6]	17,500	5.0%	125,300	3.6%
Legal[7]	15,000	4.2%	26,000	0.7%
Accounting[8]	10,000	2.9%	25,000	0.7%
Payroll[9]	39,000	11.1%	442,000	12.6%
Automobile[10]	-	-	75,000	2.1%
New Lease Premises[11]	-	-	132,000	3.8%
Utilities, Computer Installation & Telephone[12]	-	-	29,000	0.8%
Insurance[13]			30,000	0.9%
Supplies[14]	5,000	1.4%	85,000	2.4%
Repayment of Loans to Shareholders[15]	-	-	65,000	1.9%
Purchase of Debt from Banks[16]	-	-	750,000	21.4%
Travel & Sales Expense[17]	4,375	1.2%	21,880	0.6%
	$347,025	98.9%	$3,385,880	96.5%
Working Capital[18]	3,825	1.1%	122,434	3.5%
Total Proceeds	$350,850	100%	$3,508,314	100%

Footnotes

1. **Operational Infrastructure** - This includes the purchase of computer hardware and software as well as other office equipment. For the maximum proceeds, this also includes the purchase of servers, outside back-up services, routers and other equipment necessary to implement the point of sale software.

2. **Telecommunications** - The Company will purchase or lease rapid dial telephone systems, predictive dialers, automated receptionist systems, DSL and T-1 lines to expand its collection business.

3. **DOT Server and Internal Software Interface** – The Company must contract with large outside software and/or networking companies to interface internal servers and software to the driver license software being developed by Legal Age. This software will provide approval or denial responses at the point of sale in seconds.

4. **Marketing of CIS** – The Company plans to introduce the CID concept through major industry publications, radio and television. The Company will also establish sales territories and employ outside representatives to introduce the driver license program.

5. **Salaries** - It is estimated that the annual salary increase for existing executives and new executive or management personnel to be hired by the Company will be:

Salaries - Minimum

a). Part Time CFO	40,560
b). Part Time Executive	26,000
TOTAL	$66,560

Salaries - Maximum

a). Increase for President (Currently receives $49,500/Year)	$15,500
b). Increase for CEO (Currently receives $13,000/Year P/T)	94,050
c). Full Time Executive	52,000
b). Full Time CFO	75,000
c). Full Time VP Information Technology	66,650
TOTAL	$303,200

6. **Veri-Phone Swipe devices** – Inventory required for driver license swipe system at the point of sale. Minimum Proceeds = 50 devices at $350 per. Maximum Proceeds = 358 devices at $350 per.

7. **Legal** – Legal consists of contracts and other business related legal requirements. In the event only the minimum is raised, legal will be a minimal expense. Should the Company raise the maximum proceeds, legal

will be required for not only contracts and other business related legal requirements but for negotiations with supermarket chains, hospitals and more. Legal will also be required for licensing in additional states.

8. **Sales Expense** – Includes reimbursed expenses, entertainment, travel and lodging.

9. **Payroll** – New payroll costs consist of the following new hires:

New Hires Minimum

a) Two Collectors - $125.00 Per Week Travel Expense plus commission	$13,000
b). One CID Salesman @ $500.00 per week plus commission	26,000
TOTAL	$39,000

New Hires - Maximum

a) VP Operations	$52,000
b). Operations Floor Manger	26,000
c). Assistant Operations Floor Manager	20,800
b) Sixteen Collectors - $100.00 Per Week Travel Expense plus commission	83,200
c). Five CID Salesmen @ $500.00 per week plus commission	130,000
d). Five Telephone Operators for Driver License System @ $26,000 each	130,000
TOTAL	$442,000

10. **Automobiles** – In the event the Company raises the maximum proceeds, the Company will purchase three SUV's for use by outside sales personnel.

11. **New Premises** – The Company has signed a new lease agreement to occupy 4,000 square feet on two floors at One Linden Court, Box 187, Business Rte 209 South, Sciota, PA 18354. The new lease becomes effective march 1, 2010. The new lease rental is $1,900 per month.

12. **Utilities, Computer Installation and Telephone** – In the event the maximum proceeds are received and the Company moves its main location and opens a small sales office in Kentucky, the Company estimates that the cost of utilities, computer installation and telephones to be $29,000.

13. **Insurance** – The Company currently maintains fire and liability insurance. However, in the event the maximum proceeds are raised the Company will also obtain Directors & Officers insurance.

14. **Supplies** – Supplies are paper and other raw materials to produce manuals, marketing pieces and other raw materials to create advertising and internal documentation.

15. **Repayment of Loans to Shareholders** – If the maximum proceeds are raised hereby, the Company will pay back loans to certain shareholders.

16. **Purchase of Debt from Banks** –If the maximum proceeds are raised, the Company will use a portion of the proceeds to purchase debt from banks and other institutions. Typically, this debt is less than six months old and can be purchased for $0.09 to $0.11 cents on the dollar. Therefore, if the Company buys $750,000 of debt at $0.11 cents on the dollar, the face amount of this debt portfolio would be $6,818,182. The average collect rate according to the American Collectors Association on credit card debt pools is 30%. In this case, the Company could expect to collect $2,045,455.

17. **Travel & Sales Expense** – The Company estimates, based on internal documentation, that the travel and sales expense related to a sales person on the road is approximately $84.13 per week for gas, food, tolls and parking. This does not include overnight stays. The Company estimates one new sales person if the minimum is received and five new sales people if the maximum is received.

18. **Working Capital** - The Company will have a broad discretion over the use of these funds which may be used for any number of operational, business or employment requirements.

Cash Flow and Liquidity – Without giving effect to the Offering proceeds, the Company has and will continue to have cash flow problems during the next twelve (12) months due in part to (i) its limited capital which has constrained its growth, and (ii) the time management has allocated to this registration statement and the time it vill allocate to sell the offering. During the past fiscal year management has reorganized its collection departments and has installed new commission structures and working relationships within the departments to maximize the income potential of these departments in an effort to increase future revenues. The Company is not in default of any lease agreement, loan, note, indebtedness or financing arrangement and does not believe it will be in the immediate future. The Company has paid all its trade payables in a timely manner and believes it will continue to do so in the future. The Company is not subject to any unsatisfied judgments, liens or settlement obligations and believes it will not be subject to such obligations in the future.

Proceeds from this Offering – Management believes the proceeds from this Offering will more than satisfy the needs of the Company for the next twelve (12) months. Management further believes that it will not be necessary to raise any additional funds for the Company during the same period. Apart from this offering and its ongoing revenues, the Company does not anticipate receiving other funds in the immediate future.

Conversion of Certain Securities – There are certain securities of the Company that are convertible into Common Stock. These securities are the Participating Convertible Preferred Stock, (see "*Description of Securities – Participating Convertible Preferred Stock*") and the Class A American DebtWorks, Inc. Warrants, (see "*Description of Securities – Class A Warrants*"). The Company currently has 15,000,000 shares of Common Stock authorized. The total number of shares of Common Stock set aside by the Company for the maximum conversion of the Participating Preferred Stock in the first year is 200,000 shares. The maximum number of shares of Common Stock set aside for the conversion of the ADW Class A Warrants is 780,000 shares. The two amounts total 980,000 shares of Common Stock underlying these classes of securities and will continue to remain available for the life of these two (2) classes of the Company's securities.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

CAPITALIZATION TABLE

The following table sets forth the capitalization of the Company as of December 31, 2009 (i) after giving effect to shares of Common Stock sold prior to this date and (ii) of the Company, on a pro-forma basis, as adjusted assuming the maximum shares of Common Stock offered hereby are sold, however, in all cases excluding the common stock underlying the Warrants and other stock purchase warrants, stock options and common stock issuable as a dividend under the Voting Preferred Stock.

Capitalization Table	AMOUNT OUTSTANDING As of: 12/31/2009	As Adjusted Minimum	As Adjusted Maximum
Debt: Short-Term Debt	0	0	0
Long-Term Debt (Average Interest Rate 5%)	139,368	139,368	139,368
Total Debt	380,353	380,353	380.353
Stockholders Equity (Deficit):			
Preferred Stock			
Voting Preferred Stock, $0.0001 par value			
Authorized – 1,400,000 shares			
Issued and Outstanding – 1,400,000 shares	0	0	0
Participating Preferred Stock, $0.0001 par value			
Authorized – 500,000 shares			
Issued and Outstanding - 134,000 shares	140	140	140
Common Shares, $0.0001 par value			
Authorized - 15,000 000 shares			
Issued and Outstanding – 7,561,950 shares	521	521	521
As Adjusted – 7,795,283 Min. 10,343,076 Max.		350,850	3,508,314
Common Paid-In Capital	1,459,363	1,459,363	1,459,363
Retained Earnings (Deficit) as of 12/31/09	(1,777,883	(1,777,883)	(1,777,883)
Total Stockholders Equity	**$(300,325)**	**$32,991**	**$3,190,455**

There are certain securities of the Company that are convertible into Common Stock. These securities are the Participating Convertible Preferred Stock, (see "Description of Securities – Participating Convertible Preferred Stock") and the Class A American DebtWorks, Inc. Warrants, (see "Description of Securities – Class A Warrants"). The Company currently has 15,000,000 shares of Common Stock authorized. The total number of shares of Common Stock set aside by the Company for the maximum conversion of the Participating Preferred Stock in the first year is 200,000 shares. The maximum number of shares of Common Stock set aside for the conversion of the ADW Class A Warrants is 780,000 shares. The two amounts total 980,000 shares of Common Stock underlying these classes of securities and will continue to remain available for the life of these two (2) classes of the Company's securities.

DESCRIPTION OF SECURITIES

The securities being offered hereby are Common Stock, par value $0.0001 per share. These securities have cumulative voting rights in the election of the Board of Directors. The shares offered hereby are not convertible. The securities are not notes. The securities are not Preference or Preferred stock. The securities are Common Stock and the Company does not have any policy for the payment of any dividends at this time.

PLAN OF DISTRIBUTION

The Company will offer the shares of its Common Stock to shareholders and other investors through its officers and directors without compensation. The Company may enter into Selling Agreement with registered broker/dealers and/or registered agents but at this date, has no such agreement in place. In the event the Company enters into such agreements, the Company plans to pay to such sales agents a 10% commission on sales plus a 3% non-accountable expense allowance.

The Company has not entered into any agreement with any sales person to act as a selling agent in any State jurisdiction at the time of filing. There are no material relationships between the Company or its management and the selling agents or finders, if any. In the event the Company enters into any agreement with a finder or selling agent for the sale of the securities offered hereby, the Company will not indemnify the selling agents or finders against liabilities under the securities laws. This Offering will be made through the Company's Officers and Directors. Those Officers and Directors are as follows:

Name	Address	City	State, Zip	Telephone
Louis Perosi, Jr	P.O. Box 187	Sciota	PA 18354	1-570-801-7800
Glenetta Perosi	P.O. Box 187	Sciota	PA 18354	1-570-801-7800
Brett Turner	P.O. Box 187	Sciota	PA 18354	1-570-801-7800
Stephen Barron	P.O. Box 187	Sciota	PA 18354	1-570-801-7800

Certificates issued in this Form A Offering will not bear a legend. The Company will not use the services of an independent Escrow Agent. The Company will establish a segregated account for the deposit of the subscription funds raised and the Company's CFO, Mr. Brett Turner, will manage said funds as they are received by the Company and deposited. The Company will be required to deposit a minimum of $500,000 in subscription proceeds before having access to the funds.

The subscription proceeds will be placed in an interest bearing bank account and in the event the Company is unsuccessful in raising the minimum proceeds by December 31, 2010, or an extension of three months from December 31, the subscription funds, without deduction therefrom, plus interest, will be refunded to each subscriber. The interest payable will be the current interest rate provided by the banking institution at the time the Company opens the subscription account. The name and telephone number of the Company's CFO is Brett Turner at 570-801-7800. Funds will be returned within 15 days after the Company has closed the offering without obtaining the minimum proceeds. It will be the option of the Board of Directors to decide whether to extend the offering for three months based on the funds received to December 31, 2010.

Current stockholders hold shares with restrictive legends. Other than the selling security shareholders, all shareholders will be required to deposit their shares with a registered broker/dealer and request Form 144 to complete and submit to the transfer agent.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

The Company has not paid, within the last five years, any cash dividends, nor does it intend to pay cash dividends on its Common Stock. In addition, the Company has not paid any dividends on any of its Preferred Stock to date.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The following persons are the current executive officers, directors and key employees of the Company. Officers are appointed annually by the Board of Directors and, subject to existing employment and consulting agreements, of which the Company has none in place at this time, serve at the discretion of the Board.

Louis Perosi, Jr., CEO – Mr. Perosi was a registered securities principal and provided financial consulting services to public and private companies for 37 years. He owned two stock brokerage firms in his career, Friedman-Manger & Co., Inc. and First Summit Securities, Inc. Mr. Perosi was also the President of Imagine America, Inc, an entertainment company that went public in 1988. Mr. Perosi joined American DebtWorks in 2000. In 2004 he personally committed to investing, with his wife Ms. Perosi, the sum of $250,000 into the Company over a period of several years. He has designed all the ADW programs to date including the driver license program. He also created and programmed the proprietary software for ADW. Mr. Perosi attended William Patterson University from 1970 to 1974, majoring in Economics and Business Administration. Mr. Perosi is semi-retired and works part time for the Company approximately 25 hours per week. He plans to work full time once the Company successfully completes the sale of the minimum shares of Common Stock offered hereby.

Glenetta Perosi, President/Chairman of the Board - Ms. Perosi established the Company's first processing center in Stroudsburg, Pennsylvania in February, 2000 with two employees. Thereafter, she held the position of President and successfully introduced the NSF check collections pilot program to the first 25 merchant clients in northeast Pennsylvania in 2000/2001. Prior to this, Ms. Perosi held the position of Assistant to the President of Global Business Solutions, Pikeville, Kentucky from June 1997 to June 1999 where she was instrumental in setting up the first independent check collection agency in eastern Kentucky which processes more than 1,000 NSF checks per month.

While with Global Business Solutions she was also responsible for the collection of city and municipal taxes from businesses in northeastern Kentucky. Prior to this, Ms. Perosi was a sales representative for Zee Medical, Inc. during which time she increased the company's regional customer base by 75%. Prior to this, Ms. Perosi was employed by American Tobacco, Inc. as a Sales Representative where she was responsible for product sales, as well as advertising and public relations for retail accounts. Ms. Perosi spends 40 hours per week with the Company.

Stephen J. Barron, VP Product Development, CFE – Mr. Barron is the elected County Controller for Northampton County, PA with fiscal oversight of the County's $360 million dollar budget. Mr. Barron manages an audit team of seven full time auditors in this position. Mr. Barron will work part time for the Company focusing on the development and roll out of various programs designed by the Company. He is a Certified Fraud Examiner and currently teaches courses on counterfeit money. He is designing the Company's web-site known as POS University, a training site for cashiers to learn about counterfeit money and bad checks. Each cashier will take the on-line course and will receive a certification once a final exam is completed successfully. Mr. Barron will also assist in the development of the Company's charitable donation program through Casino Acceptance Corporation. Mr. Barron spends approximately 10 hours per week working for the Company and will continue to do so after the successful completion of the offering. He will remain a part time employee until his term as County Controller ends in 2012. At that time he will decide whether to seek re-election or come full time with the Company. Mr. Barron graduated Widener University School of Law with a JD degree in law. He also received a BA from Widener University in Government and Politics. Mr. Barron is an elected official and his term runs out in 2012.

Brett Turner, CFO, CPA CPCU – Mr. Turner is the Company's Chief Financial Officer and has 23 years experience as a CPA. Mr. Turner has held various positions during his career from Operations Manager to Audit Manager with companies such as PMA Reinsurance Corporation, Reliance Insurance Group and Philadelphia Consolidated Holdings, Inc. Mr. Turner currently works for Freedom Consulting & Auditing Services, Inc. and will work with the Company on a part time basis until the Company's has raised the approximately half the maximum proceeds in this offering at which time he will become a full time employee. Mr. Turner is a member of the American Institute of Certified Pubic Accountants; Pennsylvania Institute of Certified Public Accountants and; the Society of Chartered Property and Casualty Underwriters. He graduated Kutztown University, Kutztown Pennsylvania with a BS in Accounting. Mr. Turner spends approximately 20 hours per week working for the Company but plans to come full time once the Offering is closed.

DIRECTORS OF THE COMPANY

The By Laws of the Company provide for two year staggered terms for the Board Members. The Company's Board has four Directors, three of which are outside Directors, elected for two year terms. Directors hold office until the next annual meeting of stockholders following their term of office at which time new directors are elected. The Board meets at least quarterly, either in person or telephonically. The Company's By-Laws provide for limited indemnification to its Directors, Officers and employees, (see "*Risk Factors – Limited Liability of Officers and Directors*"). All Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. All Directors are paid $125 per meeting and reimbursed by the Company for any expenses incurred in attending Board meetings.

Anne Petrocci, Director – Ms. Petrocci is a principal in the architectural firm of Vincek and Petrocci since January, 1986. From November, 1982 to December, 1985 Ms. Petrocci was a freelance design consultant. For several years prior to November, 1982, she worked for the architectural firm of Harsen & Johns in Tenafly, New Jersey. Ms. Petrocci graduated from the University of Minnesota in December, 1976 with a Bachelor of Architecture.

Maurice Leonardo, Director – Mr. Leonardo is the President of Kernco Inc., a New Jersey based company specializing in cemetery and memorial equipment. He has held this position since March, 2003. Prior to this, Mr. Leonardo was employed by Verizon Wireless as a Sales Manager from July 2000 to March, 2003. From 1990 to 1999, Mr. Leonardo held various sales management positions with major retailers and franchisors. Previous to this, Mr. Leonardo was employed by Prudential Insurance as a Sales Manager from 1985 to 1989. Mr. Leonardo attended Bloomfield College, Bloomfield, New Jersey and graduated in 1977 with a BA in History and Psychology.

Llewellyn Parks, Director – Ms. Parks is co-founder and President of RHIZOMA Corp., a closely held research and development firm in the phyto-chemicals industry since January, 1992. Prior to this, Ms. Parks was General Partner of her own small business financial consulting firm, started in 1985. From 1988 to 1990, she was a Financial Consultant with Merrill Lynch Consumer Markets, where she became a Registered Securities Representative, specializing in small business and Mandatory Continuing Legal Education regarding legal financial issues. From 1980 to 1984 she was the Founder of American Biomaterials Corporation, a maker of implantable medical devices, operating that firm during its early development stage. From 1975 to 1980, she was a partner with her former husband in their own medical device distributorship, offering surgical instruments and related medical devices and implantable medical devices. She received her B. A. degree in History and French from the University of Alabama.

Of the Officer's and Directors, only the president has had prior experience in collections. It has been more than 10 years since Ms. Perosi has worked with the prior company and that work experience was in Kentucky. The company Ms. Perosi worked for is no longer in business therefore there are no claims of conversion, theft of trade secrets, know-how or other proprietary information. American DebtWorks has conducted operations since 2001. Although the Company has been in business for approximately 10 years, all of its Officers and Directors have had prior experience managing other companies. There are no key personnel that work as consultants to the Company. The Company does not maintain key man life insurance on its Officers or Directors. The Company has never filed a petition under the bankruptcy Act of PA or any other state in the United States. In addition, there is not petition of Bankruptcy filed against any of its Officers or Directors nor has there been such petition filed within the last five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of the Offering and giving effect to the sale of the maximum Shares offered hereby. As of these two dates, the table below shows ownership of (i) each person known to the Company to be the beneficial owner of more than 10% of the outstanding Common Stock and (ii) each Officer or Director of the Company.

Name	Relationship	Common Stock Before Offering	Voting Preferred Before & After Offering	% Control Before the Offering	Assuming Minimum Common Stock After Offering	Minimum Control % Control in the event only the Minimum Proceeds Are Raised	Assuming Maximum Common Stock After Offering	Maximum Control % Control in the Event the Maximum Proceeds Are Raised
Glenetta Perosi[1]	Affiliate	654,760	700,000[2]	32.6%	654,760	32.2%	654,760	29.7%
Louis Perosi, Jr.[1]	Affiliate	654,760	700,000[2]	32.6%	654,760	32.2%	654,760	29.7%
Common Stock Shareholders	-	6,252,430	-	26.6%	6,485,763[3]	27.5%	9,033,556[4]	34.4%
Participating Convertible Preferred Shareholders	Assuming all 134,000 Shares of Preferred Stock @ $1.00 are Converted into Common Stock in 2010 @ $0.50/Share	348,000[5]	-	1.5%	348,000	1.5%	348,000	1.3%
780,000 Class A Warrants Exercised @ Maximum Discount Of $0.50 per Share	-	1,560,000[6]	-	6.7%	1,560,000	6.6%	1,560,000	5.9%
	Totals	9,469,950	1,400,000[2]	100%	9,703,283	100%	12,251,076	100%

1. Glenetta Perosi, the President of American DebtWorks, Inc. is an affiliate of the Company as well as Louis Perosi, Jr., her husband who is the Chief Executive Officer of American DebtWorks, Inc.
2. Voting Preferred Stock has a 10 for 1 vote per share on matters to come before the Shareholders and is not convertible into Common Stock. When calculating control, one share of Voting Preferred is equal to ten shares of Common for purposes of calculating control percentages. (*see "Description of Securities – Voting Preferred Stock"*).
3. The number of common shares held by investors after the minimum is sold will be 6,485,763. The re-distribution of the minimum 100,000 shares of Common Stock sold by Selling Security Holders does not increase the total outstanding shares assuming the minimum shares are sold.
4. The number of common shares held by investors after the maximum is sold will be 9,033,556. The re-distribution of the maximum of 561,124 shares of Common Stock sold by the Selling Security Holders does not increase the total outstanding shares assuming the maximum shares are sold.
5. There are 134,000 Participating Convertible Preferred shares outstanding. The shares are convertible into common stock in the first year at $0.50 per share. It is assumed this conversion takes place to show a fully diluted chart of Principal Ownership. The 134,000 shares were purchased for $1.00 by existing shareholders.
6. There are 780,000 Class A Warrants held by ADW shareholders. Each warrant is exercisable at $2.00. However, they can be discounted to an exercise price of $0.50. In the event all the warrants were exercised at $0.50, there would be an additional 1,560,000 common shares outstanding.

Note: **After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.**

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Relationships - The CEO of the Company and the President of the Company are husband and wife and began the business together in 2000. Other than this relationship, there are no other relationships between the employees that would need to be disclosed herein.

Transactions – The Company has not made any loans to any Officer, Director, employee or 10% holder of the Company's securities and has not conducted business with any Officer, Director or 10% stockholder nor does it propose to do any business of the foregoing in the future. ADW does not have any business agreements in place that would require such business practices in the future including stock option agreements or other employment or business agreements. The CEO of the Company and the President of the Company have made loans to the Company the material terms of which are set forth in the financial statements included herein. None of the Company's debt has been co-signed for by any Officer, Director, employee or 10% holders of the stock of the Company. No indebtedness is to be retired from the proceeds of this offering

Remuneration -- The following is a list of all remuneration of the above Officers, Directors and key employees ***for the last fiscal year:***

	Total Compensation at December 31, 2009
Officers & Directors	
Louis Perosi, Jr. – Chief Executive Officer	$ 13,000
Brett Turner – Chief Accounting Officer	-
Glenetta Perosi – President & Chairman	49,400
Stephen Barron Jr. - VP Business Development	-
Anne Petrocci - Director	-
Llewellyn Parks - Director	-
Maurice Leonardo - Director	-
Total:	$ 62,400
Key Personnel	-
Officers, Directors and Key Personnel as a group	**$ 62,400**

Remuneration for Directors is expected to change in the event the Company is successful in raising proceeds from this offering, (see "*Use of Proceeds- Footnote 5").* No employment agreement exists between any Officer, Director or key employee and the Company. No back pay is due to any officer, Director or key personnel.

There are no outstanding stock purchase agreements, stock options, warrants or rights as of December 31, 2009 for any Officer or Director of the Company or any key employee. Therefore there would be no change in the outstanding shares as of December 31, 2009. There are no plans to issue any stock options to the Officers, Directors or key personnel of the Company. In the event the Company decides to issue such stock options, warrants or rights to the Officers or Directors, it will require a majority vote of the Board of Directors of the Company at a special meeting.

The Company is highly dependent upon the services of its CEO and President. While the Company does not maintain employment agreements with either party, the Company has reached an oral agreement with each such party that they will provide sufficient time to the affairs of the Company to meet all work schedules and requirements of their positions. Ms. Perosi currently works 40 hours per work week, working 8:30 to 4:30. Mr. Perosi works approximately 30 to 40 hours per week, including some weekends.

In the event the Company loses the services of either party, it would materially affect the outcome of the proposed business plan of ADW. Investors should be aware that until the Company can hire additional personnel who can bring the same level of financial expertise to ADW, Mr. and Mrs. Perosi will need to continue to serve the Company with the same work ethic. herein.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

There is not, nor is there pending, any litigation of any type against the Company. Management is not aware of any litigation that may be pending against ADW, its Officers and 10% Holders nor does management believe there is any legal action the Company or such other parties will need to defend in the future. Since its inception, ADW, its officers and 10% Holders have never had to defend themselves in court against any complaint by a debtor, legal entity or any collection organization for violations of the Fair Debt Collection Practices Act or any other claim made against the Company for any matter. In addition, there is no legal action threatened or pending gainst any key member of the Company's management team or any 10% shareholder.

FEDERAL TAX ASPECTS

The Company is a C corporation formed under the corporate laws of the State of Delaware. There are no significant tax advantages for investors purchasing shares in the Company other than the normal long term capital gains or loss offered by the Internal Revenue Service or the right to a tax loss in the event the investor loses money in this transaction. The IRC 1244 rules do not apply to this investment and the investor herein is encouraged to have their own personal tax consultant answer any and all of their questions as they may relate to this investment. The Company has not retained the services of a tax consultant to provide investors with the opportunity to review and/or study the tax benefits that may inure to each investor.

AMERICAN DEBTWORKS, INC.
FINANCIAL STATEMENTS

Jonathan B. Lipschitz
Certified Public Accountant
5 Downing Court
Chester, NJ 07930

June 4, 2010

American DebtWorks, Inc.
Mr. Louis Perosi, Jr.
P.O. Box 187
Sciota, PA 18354

Gentlemen:

I have reviewed the accompanying balance sheet of American DebtWorks, Inc., as of December 31, 2009, December 31, 2008 and December 31, 2007 and the related statements of income, retained earnings and cash flows for the period then ended, in accordance with Statements and Standards For Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of American DebtWorks, Inc.

A review consists principally of inquiries of the company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Jonathan B. Lipschitz

Certified Public Accountant

American DebtWorks
Balance Sheet

	12/31/09	12/31/08	12/31/07
Assets			
Cash	35,248.12	6,452.81	34,087.96
Furniture & Equipment	29,328.00	29,328.00	29,328.00
Capitalized IT Costs	32,696.60	16,076.80	4,396.80
Patent Fees	1,090.00	-	-
Total Capitalized Costs	63,114.60	45,404.80	33,724.80
Accumulated Depreciation	(20,952.00)	(16,033.00)	(11,115.00)
Net	42,162.60	29,371.80	22,608.80
Security Deposit	2,617.13	2,500.00	2,500.00
Total Assets	80,027.85	38,324.61	59,197.76
Liabilities			
Accrued Expenses	41,507.80	-	-
Client Trust Funds	81,228.77	12,796.11	11,104.44
Commissions Payable	60,309.00	54,215.00	47,247.00
Payroll Taxes	(728.56)	(1,751.86)	921.91
Suspense	58,668.52	51,691.87	24,665.62
Current Liabilities	240,985.53	116,951.12	83,938.97
Officers' Loans	111,709.23	140,315.10	178,306.94
Other Loans	27,658.57	-	-
Long Term Liabilities	139,367.80	140,315.10	178,306.94
Total Liabilities	380,353.33	257,266.22	262,245.91
Stockholders' Equity			
Common Stock	521.00	521.00	521.00
Preferred Stock	140.00	140.00	140.00
Additional Paid In Capital	1,476,896.70	1,361,896.70	1,264,624.60
Retained Earnings	(1,777,883.18)	(1,581,488.31)	(1,468,333.75)
Total Stockholders' Equity	(300,325.48)	(218,941.61)	(203,048.15)
Total Liabilities & Stockholders' Equity	80,027.85	38,324.61	59,197.76

American DebtWorks - Profit & Loss Statement

	12/31/2009	12/31/2008	12/31/2007
Gross Revenues			
Debt Collections	256,643.42	206,321.59	256,666.03
Trust Account Fees	6,000.00	6,000.00	6,000.00
Skip Trace Fees	8,403.00	4,368.00	4,528.00
Certified Mail Fees	105.58	3,783.33	4,228.73
Other Fees	814.50	712.50	337.00
Interest Income	118.78	0.19	42.61
Other Income	93,849.74	187,513.06	380.00
Total Receipts	365,935.02	408,698.67	272,182.37
Client Trust Fund Additions	(180,288.60)	(149,212.76)	(180,038.52)
Net Revenues	185,646.42	259,485.91	92,143.85
Operating Expenses			
Advertising	3,754.14	9,156.78	983.21
Automobile	1,846.19	921.37	98.14
Bank Charges	832.78	717.73	1,741.61
Cleaning	1,465.30	5,103.19	4,932.90
Commissions	37,083.71	29,757.54	39,444.44
Consulting	8,059.98	4,500.00	10,000.00
Contract Labor	18,595.31	13,119.75	5,095.19
Credit Reporting Fees	999.96	887.00	972.60
Delivery	1,442.94	2,565.39	3,119.13
Deprecation	4,919.00	4,918.00	4,919.00
Dental Insurance	643.60	1,076.05	1,522.22
Directors & Officers Insurance	-	-	2,221.29
Donations	-	100.00	50.00
Dues & Subscriptions	625.24	2,061.95	1,212.00
Electronic Processing Fees	4,733.61	5,418.87	7,426.82
Equipment Lease	1,326.69	893.45	3,118.75
Health Insurance	15,338.55	16,426.53	16,063.61
Interest & Penalties	2,950.63	100.00	601.34
Legal & Professional	37,563.84	24,209.58	41,889.43
Licenses & Fees	2,598.78	1,267.50	537.02
Life Insurance	184.80	454.20	353.50
Meals & Entertainment	2,802.32	604.32	180.39
Miscellaneous	1,653.51	2,226.96	748.10
Office	19,439.01	15,485.48	20,333.34
Payroll Processing Fees	2,914.75	2,133.29	2,264.14
Payroll Taxes	13,996.81	18,131.97	20,969.46
Postage	17,586.46	4,666.05	13,697.11
Property Insurance	1,098.00	1,619.00	931.00
Rent	36,096.54	29,842.65	43,040.95
Repairs & Maintenance	1,014.90	2,663.30	1,206.00
Salaries & Wages	113,163.98	156,599.17	195,375.56
Skip Tracing Fees	9,256.40	1,861.00	4,091.05
State Income Taxes	34.14	1,218.57	-
Telephone	13,491.56	7,339.05	8,713.28
Travel	3,348.86	1,689.78	2,425.89
Workers Comp Insurance	1,168.00	2,916.00	1,135.00
Total Expenses	382,030.29	372,652.47	461,413.47
Net Income (Loss) before Federal Taxes	(196,383.87)	(113,166.56)	(369,269.62)
Federal Income Taxes	-	-	-
Net Income (Loss)	(196,383.87)	(113,165.56)	(369,269.62)

American DebtWorks - Retained Earnings Statement

	12/31/09	12/31/08	12/31/07
Retained Earnings, beginning of period	(1,581,499.31)	(1,468,333.75)	(1,099,064.13)
Net Income	(196,383.87)	(113,165.56)	(369,269.62)
Retained Earnings, end of period	(1,777,883.18)	(1,581,499.31)	(1,468,333.75)

American DebtWorks
Cash Flow Statement

	12/31/09	12/31/08	12/31/07
Cash Provided by Operations			
Net Income	(196,383.87)	(113,165.56)	(369,269.62)
Adjustments:			
Fixed Asset Purchases	(4,919.00)	(4,919.00)	(4,919,00)
Depreciation Expense	-	-	-
(Increase) Decrease in Security Deposit	(117.13)	-	-
Increase (Decrease) in Accrued Expenses	41,507.80	-	-
Increase (Decrease) in Client Trust Funds	68,432.66	1,691.67	(17,732.56)
Increase (Decrease) in Commissions Payable	6,094.00	6,968.00	5,704.00
Increase (Decrease) in Payroll Tax Liabilities	1,023.30	(2,673.77)	(3,568.24)
Increase (Decrease) in Suspense	6,976.65	27,026.25	24,665.62
Cash Provided by Operations	(85,257.39)	(86,915.41)	(359,678.60)
Cash Provided from Financing Activities			
Proceeds from Stock Sales	115,000.00	97,272.10	298,977.60
Increase (Decrease) in Officers' Loans	(28,605.87)	(37,991.84)	(36,731.06)
Increase (Decrease) in Other Loans	27,658.57	-	-
Cash Provided from Financing Activities	114,052.70	59,280.26	262,246.54
Increase (Decrease) in Cash	28,795.31	(27,635.15)	(97,432.06)
Cash at Beginning of Period	6,452.81	34,087.96	131,520.02
Cash at End of Period	35,248.12	6,452.81	34,087.96

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

For the twelve months ended December 31, 2009, the Company showed a loss of ($196,383.87). The loss was due to a combination of factors, including the Company's lack of available cash to properly promote its products and research and development costs incurred by the Company to develop the medical billing program and the Driver License anti-fraud system. These costs amounted to $18,000 for outside software development costs and internal costs of approximately $22,000 (Labor, software and materials) for the development, testing and documentation of the medical billing program.

In addition, the Company competes with many other collection companies to obtain new business including Tele-Check, the largest collection and check guarantee company in the country. PNC Bank's recent purchase of Tele-Check gives this competitor very sizable financial resources from which to expand its business. The Company is meeting these challenges by having developed the programs explained in this Offering Circular, (see "*Driver License Program*" and "*Medical Billing Program*"). The Company is also looking to expand its business into certain other southern states such as Virginia, West Virginia, Tennessee and South Carolina because competition in these states is not as intense as it is in the northeast U.S, and historically, the use of checks is much higher in southern states.

Historical trends show a general increase in bad checks and consumer debt in the first quarter of each New Year. This is directly related to holiday spending. Many of these debts are satisfied before April 15th as a result of monies received by taxpayers from Internal Revenue refunds. The Company experiences an increase in collections of approximately 10% during this period. Management believes that if it is able to raise a minimum of $500,000 it will be able to implement programs described herein. These programs are expected to provide significant revenue to the Company beginning in September 2010, (see "Medical Billing Program" and "Current Business and Related Matters – Milestones to Profitability"). Management estimates September 2010 because testing of the medical Billing Program is expected to begin July 1, 2010. The testing should be completed by July 20, 2010 and introduced for sale commercially by August 1, 2010. The Company should begin to feel the impact of medical billing sales by September, 2010. The Company does not sell nor does it intend to sell any manufactured product.

The margins from collection activity are explained in detail under "NSF Collections" and "Hard Money Collections" in this Offering Circular. The gross margins for the medical billing program are estimated to be 45% based on the cost of sales, data base management and the electronic movement of funds. The gross margins for the driver license system are estimated to be 40% based on cost of sales, participation by affiliates in swipe charges, costs of equipment, yearly license updates and electronic money transfers. The Company also does not sell or do business internationally.

The Fair and Accurate Credit Transactions Act of 2003 required financial institutions and businesses to establish identity theft programs. Banks and other financial institutions have had to comply since late 2008. As of June 1, 2010, all businesses that take personal information from a customer or extend credit must implement an anti-fraud system that will identify the customer and in the event there is fraud, businesses must have standard operating procedures to handle these instances. The Company filed for a provisional patent in October, 2008 and a non-provisional patent in October, 2009 on its driver license program that will meet the requirements of the new law for all businesses. The Company has made significant progress in the development of this program and with a small infusion of capital would be in a position to roll out the program.

Exhibit 10

Regulation A

Selling Security Holder

Signature Page

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:
1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Mark J. Abene and Ann Marie Abene
Selling Security Holders

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:
1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

____

Salvatore J. Galletto Trustee for Salvatore J. Galletto Revocable Trust 5/11/99
Selling Security Holder

By: ______________________________
Salvatore J. Galletto

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:
1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

/s/ Vincent Galletto
____

Vincent Galletto
Selling Security Holder

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Anita Galletto

____

Anita Galletto
Selling Security Holder

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:
1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

____

Peter Giampaoli
Selling Security Holder

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Mark F. Rieser

Mark Rieser
Selling Security Holder

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Howard J. Small

Howard J. Small
Selling Security Holder

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

____

Ronald Steinberg
Selling Security Holder

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:
1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Robert F. Swoboda

Robert F. Swoboda
Selling Security Holders

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:
1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Harold K. Nelson TTE
Nelson Family Trust
Selling Security Holder

By: HAROLD K. NELSON
Please Print

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:
1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

____
Sidney E. Clevenger
Selling Security Holder

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

______________________________	______________________________
Steven Rowley	**Chandra Rowley**
Selling Security Holders	

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

____

Robert Rabinowitz
Selling Security Holders

570-801-7801

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Barry Minsterman

Barry Minsterman
Selling Security Holders

Brenda Minsterman

Brenda Minsterman

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

______________________________.

Joseph Urban
Selling Security Holder

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

/s/ Albert A. Walla | /s/ Lillian B. Walla

Albert Walla | **Lillian Walla**

Selling Security Holders

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

____

Mark L. ~~Schultz~~ Schulz
Selling Security Holders

REGULATION A SELLING SECURITY HOLDER SIGNATURE PAGE

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign.

2. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

3. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Harold K. Nelson TTE

Nelson Family Trust
Selling Security Holder

By: HAROLD K. NELSON
Please Print